IHC

Independence Holding Company

Annual Report 2006

To Our Shareholders

As a result of investments we made starting in 2005 and continuing into April 2007, we believe that we have built a firm foundation for a much larger, more diversified and more profitable Independence Holding Company (NYSE:IHC). We have taken a company with strong financial footings and established expertise in certain niche lines of life and health insurance, and added multiple classes of fully insured medical business sold through a variety of distribution channels. As a result, we expect to write, as of December 31, 2007, $800 million of annualized gross premiums across all our lines of business; we currently insure over one million Americans. In order to manage this growth and remain focused on bottom line results, we continue to increase our employee population, augment our senior management, make strategic acquisitions (such as our recent purchase of a premier actuarial firm specializing in fully insured health products), and invest heavily in state-of-the-art systems. Although we expect our fully insured gross annualized premiums to reach $350 million by the end of this year (up from zero in 2004), we have barely tapped this market in the United States, the size of which is estimated to be $500 billion in annual premiums.

Strategy for Growth

Diversity of Products — Offering Affordable Solutions

IHC's health insurance products serve select sectors of the market through multiple lines of business and varied distribution channels. Medical stop-loss is marketed to large employer groups that self-insure their medical risks. Small group major medical products (with an emphasis on consumer-driven health plans ("CDHPs")) are purchased by employers with between two and 50 covered employee lives. In the growing individual market, IHC's products offer major medical coverage for individuals and families (again with an emphasis on CDHPs) and persons with short-term medical needs. In 2007, we began selling a limited medical product primarily to hourly workers, who are generally not eligible for coverage under their employer's group medical plan, and student accident and medical products to cover students in college and those engaging in various school-related activities. With respect to IHC's life and disability products, Madison National Life has historically sold most of its group business through a distribution source specializing in serving school districts and municipalities, and most of its individual business to military and civilian government personnel. Beginning in 2007, one of our goals is to diversify marketing of these products through other channels, including our health insurance distribution.

Flexibility and Seasoned Management

We believe that to be successful in 2007 and beyond, any insurance company in the life and health fields must be innovative and flexible — i.e. willing to listen to producers and insureds, and quickly bring new products to market to address their needs. In order to be innovative and flexible, an insurer must control all aspects of the process: product development, rate development, product filing, underwriting, administration and marketing. IHC owns marketing companies, including medical stop-loss managing general underwriters (MGUs) and IHC Health Solutions Inc., which specializes in company-sponsored distribution and strategic relations that make our products available to the producers of other insurers, such as large life insurance companies. We also own three fully insured administrators (Insurers Administrative Corporation ("IAC"), Health Plan Administrators ("HPA") and GroupLink Inc. ("GroupLink")), and an actuarial firm, Actuarial Management Corporation ("AMC"). IHC has built a vertically integrated organizational structure that controls the development, pricing, distribution and administration of innovative fully insured health, excess health and life and disability insurance policies to meet the needs of our customers. Our model also permits us to generate fee income from production and administrative operating companies as well as risk income and profit commissions. Much of the last two years was spent building and integrating these organizations. While more work remains to fully leverage our combined strengths, we are poised to begin reaping the benefits of this enterprise for many years to come.

Diversified Distribution — Focus on the Producer

IHC's insurance subsidiaries are distributing a complete array of fully insured products through over 50,000 general agents, agents and brokers in the majority of states. We believe these producers constitute one of the largest networks focusing on the sale of fully insured health products in the country, and they will be the engine that drives our growth. Although, at present, many of our agents may only sell a single health product in our portfolio, our goal is to have our agents sell multiple life and health products. How will we accomplish this goal? First, we have added to our senior management team new leaders who have built their careers on servicing health and life insurance agents. Second, we are building the IHC brand by telling our story in trade publications and through industry events. Third, we are developing various incentive programs designed to align our interests with those of our producers at a time when many agents representing small businesses and individuals are seeking an alternative to the very large health insurance conglomerates. For example, to our knowledge, we are the only health insurer in the nation that offers independent producers an opportunity to earn public-company stock. We call this IHC's "partnership to ownership" program.

Profitability of Core Lines of Business

IHC has four principal business lines (medical stop-loss, fully insured health, group life and disability, and acquisitions of blocks of life and annuity policies) and each produced profitable underwriting results in 2006.

Medical Stop-Loss

In 2006, medical stop-loss was our largest product line (representing approximately $270 million of gross earned premiums), and we are one of the leading writers of this business in the United States. The reduced profitability of this line in 2006 contributed to the decrease in this past year's earnings. IHC has always emphasized underwriting profits and not top-line growth, and even in the "soft" medical stop-loss market of recent years, we have achieved profitable returns. In 2005, the Company increased rates and made changes as a result of comprehensive auditing and analysis of the driving factors in our net loss ratios. Based on currently available information, business incepting in 2005, of which a material portion earned and recorded in 2006, is projected to achieve a net loss ratio that is more favorable than the previous year, and business incepting in 2006, of which a material portion will be earned and recorded in 2007, is projected to achieve an even better net loss ratio. We expect business incepting in 2007 to continue to be profitable.

Fully Insured Health

We expect that by the end of 2007, on an annualized basis, our fully insured health block of business will be larger than our medical stop-loss block. As discussed above, our fully insured business is a blend of multiple products which brings stability to the block and makes IHC less susceptible to market or regulatory changes. For both 2005 and 2006, we recorded underwriting profit of 8% or greater on our fully insured premiums. While fully insured health tends to be less volatile and less cyclical in nature than medical stop-loss on an annual basis, there can be variability from quarter to quarter. As we increase the percentage of our health premiums derived from fully insured business, our overall health block should be more stable and the variability of quarterly adjustments lessened.

Group Disability; Life; Annuities; and DBL

This line, which is primarily composed of group long-term disability marketed primarily to school districts and municipalities in the Midwest and short-term disability in New York State, continues to be a strong contributor to our operating income.

Life and Annuity Block Acquisitions

Acquiring blocks of life and annuity policies continues to be an important part of IHC's business plan. Not only have such acquisitions contributed to a significant portion of our earnings, but the longer-term nature of the reserves provides a positive balance to our shorter-term health business. Since 1999, the Company has acquired approximately $450 million of reserves that are expected to continue to produce a predictable income stream for IHC over the next 25 years. In 2006, the Company focused its attention on assimilating several large blocks acquired at the end of 2005 as well as closing on three small blocks. We remain optimistic that there exist sufficient acquisition prospects to fulfill our business plan for the remainder of 2007 and beyond.

Financial Highlights

The following is a summary of key performance measures of IHC:

- Revenues for 2006 were $365 million as compared to $296 million in 2005, a 23% increase. Gross premiums increased to $495 million for 2006 from $449 million for 2005;
- Stockholders' equity per share increased 8% to $15.23 per share at December 31, 2006 from $14.06 per share at December 31, 2005;
- Assets increased to $1.3 billion at December 31, 2006 from $1.2 billion at year-end 2005. Total investments increased to $859 million in 2006 from $856 million in 2005, and the annual investment yield approximated 5.5% in 2006 compared to 5.1% in 2005. At December 31, 2006, approximately 91% of the Company's investable assets were represented by investment grade fixed maturities, cash and cash equivalents, resale agreements, and policy loans; approximately 1% were held directly in non-investment grade bonds;
- Our assets include a 48% ownership interest in American Independence Corp. (NASDAQ:AMIC), which is an insurance holding company with federal net operating loss carryforwards of $276 million, AMIC is key partner in distributing and reinsuring IHC's medical stop-loss and fully insured health lines;
- Net income for the year ended December 31, 2006 decreased to $14.1 million ($.93 per share, diluted) as compared to $17.3 million ($1.21 per share, diluted) for 2005, primarily due to (i) lower net investment gains, (ii) additional share-based compensation expense, and (iii) income recorded in 2005 relating to a commutation and loss cover and an increase in loss ratios on our stop-loss business; and
- Net income per share increased 11% to $.30 per share, diluted, for the three months ended March 31, 2007 compared to $.27 per share, diluted, for the comparable 2006 quarter and increased 30% from $.23 per share, diluted, for the sequentially prior quarter. Stockholders' equity per share increased to $15.72 per share at March 31, 2007.

Looking Forward

Our earnings for 2006 were negatively impacted by continuing softness in the medical stop-loss market, prior-year reserve development from such line of business, and the limited diversification in our overall book of business. We are moving toward a more balanced portfolio of medical stop loss, fully insured health and traditional life and disability products to buoy our growth and maintain our profitability. In particular, we are optimistic that our fully insured health business will continue to grow and prosper while maintaining acceptable profit margins. We will not forgo underwriting discipline for the sake of top line growth. Agents and producers are looking for alternatives to the few large companies that dominate certain segments of the market, but the small regional companies do not have the resources that IHC brings to the table. Most companies focusing on fully insured medical can best be described as being either boutique or behemoth. Our producers tell us that there is strong demand for a company in between — one that is small enough to give personalized care and service, but large enough to provide the security, negotiating clout, and breadth of products and services they require. IHC is emerging as a leader in this market space because IHC and its affiliates:

- have an experienced management team with long-term relationships in the industry that knows how independent producers deserve to be treated;
- have three highly rated and well-capitalized carriers, a broad and balanced array of products, and expertise in the niche products that are more and more in demand, including CDHPs for small groups, individuals and families and limited benefit plans for those not able to afford comprehensive coverage;
- continue to invest heavily in the systems, infrastructure and cost-containment tools that allow us to respond quickly to market needs and are required to compete with the larger insurers; and
- are putting into place tools that will enable our agents to more efficiently cross-sell multiple IHC products through all of the IHC-affiliated companies.

IHC has posted net income in 56 consecutive quarters. We are included in the Russell 2000 Index, and (assuming dividend reinvestment), a $100 investment in IHC on December 31, 2001 would have been worth $221 as of December 31, 2006, which is a compound annual growth rate (CAGR) of approximately 17.2%. We believe that your company is very well positioned to continue producing positive returns for shareholders.

We could not have this optimism without our dedicated staff, management team and Board of Directors, and without the continuing support of our shareholders.

Very truly yours,

Roy T.K. Thung
Chief Executive Officer and President

Dated: May 18, 2007

PRODUCT LINES

MEDICAL STOP-LOSS

- **Employer Medical Stop-Loss**

  Insurance products that allow self-insured employers to manage the risk of excessive health insurance exposures by limiting aggregate and specific losses to a predetermined amount.

- **Provider Excess Loss/HMO Reinsurance**

  Insurance and reinsurance products that allow providers, HMOs and managed care organizations to reduce their risk assumption and/or are otherwise required to purchase coverage by contract or state regulation.

FULLY INSURED HEALTH PRODUCTS

- **Employer-Sponsored Group and Individual Major Medical for Individuals and Families**

  Fully insured major medical coverage designed to work with health reimbursement accounts ("HRAs") and health savings accounts ("HSAs").

- **Short-Term Medical**

  Fully insured major medical coverage with a defined duration, which is normally twelve months or less.

- **Dental/Vision**

  Dental indemnity and PPO coverage for small and large employer and affinity groups. Vision benefits for a specified amount toward eye exams and the purchase of eye glasses and contact lenses.

- **Limited Medical**

  Low-cost limited health coverage for hourly, part-time and/or seasonal employees.

- **Student Accident and Health**

  Affordable accident and medical coverage for college students and those engaged in school-related activities.

GROUP DISABILITY, LIFE, ANNUITIES AND DBL

- **New York Short-Term DBL/Other Disability**

  New York State mandated temporary cash payments to replace wages lost as a result of disability due to non-occupational injury or illness; other miscellaneous disability products.

- **Group Long-Term and Short-Term Disability and Group Term Life**

  An employee benefit under a master employer policy that provides disability income and life insurance protection.

- **Volunteer Firefighters Group Annuity and Term Life**

  A length of service award program for volunteer firefighters that can be structured as either a defined benefit or contribution plan and group term life.

INDIVIDUAL LIFE, ANNUITIES AND OTHER

- **Military and Government Personnel Individual Life**

  Individual life insurance with annuity and accumulation fund riders structured to meet the needs of military and civilian government personnel.

- **Acquired Blocks/Other Business**

  Acquired blocks of policies, including individual life and annuities, pre-need and burial, disability income; insurance products in runoff status; miscellaneous business.

CREDIT LIFE AND DISABILITY

- Disability income and life insurance protection for the debtor offered by entities that extend or arrange for the extension of credit.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

COMMISSION FILE NUMBER 0-10306

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	**58-1407235**
(State of Incorporation)	*(I. R.S. Employer Identification No.)*
96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT	**06902**
(Address of Principal Executive Offices)	*(Zip Code)*

**(Registrant's telephone number, including area code)
(203) 358-8000**

**Securities registered pursuant to Section 12(b) of the Act:
NONE**

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK, $1.00 PAR VALUE PER SHARE
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (see definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act).
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, as of June 30, 2006 was $133,936,000.

15,187,785 shares of common stock were outstanding as of March 9, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement relating to the annual meeting of stockholders to be held in June 2007, which definitive proxy statement will be filed with the Securities and Exchange Commission within the time periods prescribed by applicable law.

FORM 10-K CROSS REFERENCE INDEX

PART I

ITEM 1. *BUSINESS*

Independence Holding Company, a Delaware corporation (NYSE: IHC), is a holding company principally engaged in the life and health insurance business through: (i) its wholly owned insurance companies, Standard Security Life Insurance Company of New York ("Standard Security Life") and Madison National Life Insurance Company, Inc. ("Madison National Life"); and (ii) its marketing and administrative companies, including Insurers Administrative Corporation ("IAC"), managing general underwriters in which it owns a significant voting interest ("Affiliated MGUs"), Health Plan Administrators ("HPA"), GroupLink Inc. ("GroupLink"), IHC Health Solutions, Inc. ("Health Solutions"), and Community America Insurance Services Inc. ("CAIS"). These companies are sometimes collectively referred to as the "Insurance Group," and IHC and its subsidiaries (including the Insurance Group) are sometimes collectively referred to as the "Company." The Company also owns a 48% equity interest in American Independence Corp. (NASDAQ:AMIC) which owns Independence American Insurance Company ("Independence American") and several MGU's.

Standard Security Life, which has an A (Excellent) rating from A.M. Best Company, Inc. ("Best"), is domiciled in New York and licensed as an insurance company in all 50 states, the District of Columbia, the Virgin Islands and Puerto Rico. Madison National Life, which is domiciled in Wisconsin and licensed to sell insurance products in 49 states, the District of Columbia, the Virgin Islands and Guam and is an accredited reinsurer in New York, has an A- (Excellent) rating from Best. Independence American, which is domiciled in Delaware and licensed to sell insurance products in 43 states and the District of Columbia, has a B++ (Good) rating from Best. The Company has been informed by Best that a Best rating is assigned after an extensive quantitative and qualitative evaluation of a company's financial condition and operating performance and is also based upon factors relevant to policyholders, agents, and intermediaries, and is not directed toward protection of investors. Best ratings are not recommendations to buy, sell or hold securities of IHC. As further described below, Standard Security Life and Madison National Life primarily sell health insurance products, including fully insured health and medical stop-loss, through general agents, agents and brokers. Standard Security Life also sells short-term statutory disability benefit product in New York State ("DBL") and certain life, annuity and blanket accident coverage sold primarily in New York State to volunteer emergency personnel. Madison National Life also markets group life and disability products, primarily in the Midwest, credit life and disability, individual life and annuities to military and civilian government employees, and acquires blocks of life policies from other insurance companies. Independence American, as further described below, reinsures a significant portion of the medical stop-loss business written by Standard Security Life and Madison National Life, and will begin writing three classes of health insurance on its paper in 2007.

For information pertaining to the Company's business segments, reference is made to Note 18 of the Notes to Consolidated Financial Statements included in Item 8.

FORWARD-LOOKING STATEMENTS

Certain statements and materials contained in this report may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. For a discussion of risk factors affecting the Company's business and prospects, see Item 1A *Risk Factors.*

DISTRIBUTION

Medical Stop-Loss

The Company markets medical stop-loss primarily through managing general underwriters ("MGUs") that are non-salaried contractors that receive administrative fees. MGUs are responsible for underwriting accounts in accordance with guidelines formulated and approved by the Company, billing and collecting premiums, paying commissions to agents, third party administrators ("TPAs") and/or brokers, and processing claims. The Company is responsible for selecting MGUs, establishing underwriting guidelines, maintaining approved policy forms and overseeing claims for reimbursement, as well as establishing appropriate accounting procedures and reserves. In order to accomplish this, the Company audits the MGUs' underwriting, claims and policy issuance practices to assure compliance with the Company's guidelines, provides the MGUs with access to its medical management and cost containment expertise, and reviews cases that require referral based on the Company's underwriting guidelines. MGUs receive fee income, generally 8% to 12% of gross premium produced by them on behalf of the insurance carriers they represent, and typically are entitled to additional income based on underwriting results.

During 2006, Standard Security Life and Madison National Life wrote approximately 60.5% of their medical stop-loss business through the Affiliated MGUs, including those owned by AMIC (IndependenceCare Underwriting Services, LLC, Risk Assessment Strategies, Inc. and Voorhees Risk Management LLC, d.b.a. Marlton Risk Group (the "AMIC MGUs")), Majestic Underwriters, LLC ("Majestic"), and TRU Services, LLC ("TRU"). The Company did not appoint any new MGUs in 2006, and terminated its relationship with two during the year.

The agents and brokers that produce this business are non-salaried contractors that receive commissions.

Fully Insured Health

The Fully Insured Health group, which was formed in 2005, is the Company's fastest growing segment. This segment is comprised of five lines of business (small-group major medical, major medical health plans for individuals and families, dental/vision, short-term medical ("STM") and limited medical) which are sold in the majority of states through multiple and varied distribution strategies. The majority of the fully insured premium is derived from small group major medical, which is defined as employers with between two and 50 employees, however, each of the other lines (except limited medical) contributed significant premiums in 2006. The majority of the business is written through general agents, agents and brokers. The Company also markets (i) directly to agents through the CAIS telesales unit, (ii) through private label arrangements with other carriers managed by IHC Health Solutions, and (iii) through captive agency relationships of Independence American.

IHC entered the Fully Insured Health segment as a result of several strategic acquisitions and partnerships in 2005 and 2006. As result of the acquisition of three third-party administrators (IAC, GroupLink and HPA) IHC built a controlled platform to write small-group major medical, major medical health plans for individuals and families, dental/vision, short-term medical and limited medical. These entities have an average of 25 years of experience in these lines of business and the majority of IHC's current fully insured health block was previously administered by these companies on behalf of other carriers. As a result of these acquisitions, much of this existing business was transferred to IHC's carriers so the Company now benefits from administrative fee income at a variety of levels and earns risk profits as well as profit commissions from the reinsurers. Assuming completion of the acquisition of Actuarial Management Corp., which is contemplated to occur in the second quarter of 2007, the Company will not only bring in-house the actuarial expertise necessary to maintain the profitability of the fully insured line, but will add another source of fee income and potentially profit commission. The acquisitions of CAIS in 2006 and IHC Health Solutions (completed in the first quarter of 2007) provide IHC with two marketing companies specializing in alternative distribution methods in addition to general agents.

IHC acquired IAC in January 2006. IAC is a marketing and administration organization that has been underwriting and administering individual and group health insurance (including high deductible employer-sponsored consumer driven health plans ("CDHPs") since its formation in 1978. IAC has approximately 360 salaried employees performing all aspects of underwriting, administering and managing fully insured group and individual health insurance on behalf of the Company and other carriers. IAC manages approximately $300 million of individual and group health and life premiums and premium equivalents for multiple insurers, including the STM business it manages for HPA.

In 2005, IHC acquired interests in HPA and GroupLink. HPA, which was acquired in January 2005, manages and administers all of the STM products sold by Standard Security Life, Madison National Life and Independence American. HPA, which has specialized in STM since 1990, distributes nationally through appointed general agents, agents and broker relationships. The Company has also begun cross-selling STM through its other distribution sources (including IAC, GroupLink and the MGUs). GroupLink, 75% of which was acquired by IHC in July 2005, manages and administers all of the dental business sold by Standard Security Life and Madison National Life. GroupLink has distributed dental and vision products nationally, primarily through a brokerage distribution system utilizing general agents and brokers, since 1983. GroupLink also administers dental business for alternative distribution such as dental HMO's and other marketing organizations, all of which are independent contractors compensated on a commission-only basis. The Company plans to expand its distribution of dental products through new distribution sources in 2007. GroupLink could also administer blocks of dental business acquired by Madison National Life as opportunities arise. Collectively, the Fully Insured Health segment actively distributes products through over 50,000 general agents, agents and brokers.

CAIS distributes the Company's group major medical, STM and dental products. On March 1 2006, CAIS merged with another entity (CA Insurance Services, LLC), in which IHC had a 45% ownership interest, with CAIS as the surviving entity. In March 2006, CAIS acquired a block of approximately $50 million of small group major medical business (including CDHPs and the key personnel of a marketing and administration company). This business and most of its personnel were merged into CAIS's existing operations such that CAIS is currently employing approximately 20 marketing representatives and support staff promoting IHC's products.

IHC Health Solutions distributes the Company's group major medical, individual medical, STM and dental products through strategic relationships with other insurance carriers and by private-labeling the Company's product for large, national marketing organizations. In January 2007, the Company acquired this business from CA Marketing & Management Services, LLC. IHC Health Solutions currently employs approximately 20 sales and administrative staff personnel that promote the Company's products and manage its marketing relationships.

The Company is developing several new fully insured health products and distribution sources for 2007. In 2006, Standard Security Life introduced a limited medical policy for hourly workers and other currently uninsured Americans who cannot afford traditional health insurance. This product will primarily be distributed for the Company by an agency which has been in this line of business since 1990. The Company will also introduce major medical insurance plans for individuals and families in 2007 through multiple distribution channels, including IAC, CAIS, IHC Health Solutions and several strategic relationships. IAC currently administers a block of approximately $85 million of such business, and, in 2007, IHC's carriers will begin to reinsure much of the business administered by IAC which is not on IHC paper and will also receive a fee for overseeing the program.

The agents and brokers that produce the Fully Insured Health business are non-salaried contractors that receive commissions. IHC's earned premium from this segment more than doubled from 2005 to 2006, and the Company anticipates that it will double again during 2007.

Other Products

The Company's other products are primarily distributed by general agents, agents and brokers. Standard Security Life distributes group term life insurance products through MGUs (including its medical stop-loss MGUs), HMOs, general agents and brokers. It also markets specialized defined benefit and defined contribution service award programs with separate group life coverage to volunteer emergency services personnel and blanket accident insurance sold through two specialized general agents. The short-term statutory disability benefit product in New York State ("DBL") is marketed primarily through independent general agents who are paid commissions based upon the amount of premiums produced. Madison National Life's disability and group life products are primarily sold in the Midwest to school districts, municipalities and hospital employer groups through a managing general agent that specializes in these target markets. The Company also sells through independent general agents and agents. Over 70% of Madison National Life's credit insurance net written premium is derived from financial institutions (banks, thrifts, credit unions and finance companies). Madison National Life also markets credit products through entities that arrange for the extension of credit (*e.g.*, automobile, marine and motorcycle dealerships). Madison National Life sells a whole-life product with an annuity rider to military personnel and civil service employees through independent general agents.

The agents and brokers that produce this business are non-salaried contractors that receive commissions.

PRINCIPAL PRODUCTS

Gross direct and assumed earned premiums by principal product for the years indicated are as follows (in thousands):

	2006	2005	2004
Medical Stop-Loss	$272,260	$269,893	$291,832
Fully Insured Health	86,259	47,032	—
Group disability; life, annuities and DBL	82,540	79,245	70,934
Individual life, annuities and other	31,494	31,395	26,313
Credit life and disability	22,513	21,558	20,321
	$495,066	$449,123	$409,400

Medical Stop-Loss

The Company is a leading writer nationally of excess or stop-loss insurance for (i) self-insured employer groups that desire to manage the risk of large medical claims ("Employer Medical Stop-Loss"); (ii) providers, managed care organizations, including provider hospital organizations, hospital groups, physician groups and individual practice associations (collectively, "MCOs") that have assumed risk and desire to reduce their claim volatility ("Provider Excess Loss"); and (iii) health maintenance organizations ("HMOs") that desire to reduce their claim volatility ("HMO Reinsurance"). Employer Medical Stop-Loss, Provider Excess Loss and HMO Reinsurance are collectively referred to as "Medical Stop-Loss."

Standard Security Life was one of the first carriers to market Employer Medical Stop-Loss insurance, starting in 1987, and the Insurance Group is now one of the largest writers of this product in the United States. Employer Medical Stop-Loss insurance allows self-insured employers to manage the risk of large medical claims after a deductible, while permitting them flexibility in designing employee health coverages at a cost that may be lower than that available through traditional indemnity plans. This coverage is available on either a specific or a specific and aggregate basis, although the majority of the Insurance Group's policies cover both specific and aggregate claims. Plans are designed to fit the identified needs of the self-insured employer by offering a variety of deductibles (i.e., the level of claims after which the medical stop-loss benefits become payable).

Standard Security Life writes, nationally, excess products for the managed health care market. Provider Excess Loss is marketed to MCOs that have assumed risk (through capitation by an HMO or other entity) and desire to reduce their claims volatility and/or are required to purchase coverage by contract or regulation. HMO Reinsurance is excess coverage for HMOs that desire to reduce their claims volatility and/or are required to purchase coverage by regulation. Many state regulatory authorities responsible for HMO oversight require such coverage. This coverage allows HMOs to manage the risk of random high-cost medical events by limiting specific losses to a pre-determined amount.

IHC does not anticipate significant growth in this line of business in 2007 unless it appoints or acquires additional MGUs.

Fully Insured Health Products

Small-Group Major Medical

The Company began selling group major medical insurance (including CDHPs) primarily to small employers (two to 50 covered lives) during 2005, and significantly expanded its book of business in 2006 in large part as a result of an acquisition of a block of approximately $50 million. IHC markets this product in the majority of states. It is fully insured major medical coverage that is principally designed to work with health reimbursement accounts ("HRA") and health savings accounts ("HSA") which are implemented by employers that wish to provide this benefit as part of an employee welfare benefit plan. These plans are offered primarily as preferred provider organizations ("PPO") plans, and provide a variety of cost-sharing options, including deductibles, coinsurance and co-payment. CDHPs are designed to provide participants with economic incentives to be informed consumers of healthcare.

IHC anticipates organic growth in existing distribution as well as growth through new distribution channels. The Company will also continue to pursue acquisitions of blocks of business.

Short-Term Medical

As a result of the acquisition of HPA, the Company began selling individual short-term major medical products ("STM") in 2005. During 2006, Standard Security underwrote this product in 45 states. STM is designed specifically for people with transient needs for health coverage. Typically, STM products are written as major medical coverage with a defined duration, which is normally twelve months or less. Among the typical purchasers of short-term products are self-employed professionals, recent college graduates, persons between jobs, employed individuals not currently eligible for group insurance, and others who need insurance for a specified period of time. HPA, which was founded in 1939 and has specialized in STM since 1990, markets nationally through in excess of 40,000 insurance agents and brokers. The Company has also begun promoting STM through its other distribution sources.

IHC anticipates continued growth in this line of business as a result of organic growth of business controlled by HPA and new distribution relationships.

Dental/Vision

Standard Security Life and Madison National Life began selling group dental products in late 2005 in the majority of states. GroupLink administers the majority of IHC's dental business and is also the primary distribution source of this line of business. The dental portfolio includes indemnity and PPO plans for employer groups of two or more lives and for individuals within affinity groups. Employer plans are offered on both employer paid and employee voluntary basis. Vision, group life and short-term disability benefits will also be offered by GroupLink thus allowing the employer to have one bill and enrollment form for these lines of ancillary coverages. Vision plans will offer a flat reimbursement amount for exams and materials. Life plans will be available on scheduled or percentage of salary basis and short-term disability will be offered as a percentage of salary or flat amount.

In 2007, Standard Security Life will also write vision policies in the State of New York on behalf of two national vision providers. IHC does not control the distribution or underwriting of this product, and therefore it does not retain its normal share of the risk and does not earn administrative fee income, other than the carrier fee.

IHC anticipates continued growth in this line of business in future years as a result of organic growth at GroupLink, its New York programs, and new distribution relationships for both dental and vision.

Major Medical for Individuals and Families

In conjunction with IAC, the Company has developed major medical plans for individuals and families that include CDHP products, which are being filed in the majority of states. The Company believes that the demand for individual medical products is growing rapidly due, in large part, to employers reducing the number of employees eligible for group coverage, and to an increase in the number of self-employed individuals. Most of these products will be Federally Qualified High Deductible Health Plans that allow the policy or certificate holder to establish an HSA. For these products, each application is individually underwritten for consideration of coverages.

The Company anticipates significant growth in this line of business both from business written by IHC's carriers and Independence American, and from reinsurance premiums from business administered by IAC and written by unaffiliated carriers.

Limited Medical

Standard Security Life has developed a limited medical policy to offer affordable health coverage to hourly, part-time and/or seasonal employees, which is currently being filed in 48 states. Limited medical plans are a low cost alternative to major medical insurance for those uninsured Americans who cannot afford traditional health insurance. Employers are using these plans to recruit and retain employees, save costs and compete more effectively. These plans also permit employees who do not otherwise have health insurance to begin to participate in the healthcare system.

The Company has, to date, not written many policies, and, given the typical lead time for submitting "requests for proposals" for the limited medical product, the Company does not anticipate selling a significant amount of this line of business until 2008.

Group Disability; Life, Annuities and DBL

Group Long-Term and Short-Term Disability

The Company sells group long-term disability ("LTD") products to employers that wish to provide this benefit to their employees. Depending on an employer's requirements, LTD policies (i) cover between 40% and 90% of insurable salary; (ii) have elimination periods (i.e., the period between the commencement of the disability and the start of benefit payments) of between 30 and 730 days; and (iii) terminate after two, five or ten years, or extend to age 65 or the employee's Social Security normal retirement date. Benefit payments are reduced by social security, workers compensation, pension benefits and other income replacement payments. Optional benefits are available to employees, including coverage for partial or residual disabilities, survivor benefits and cost of living adjustments. The Company also markets short-term disability ("STD") policies that provide a weekly benefit to disabled employees until the earlier of: recovery from disability, eligibility for long-term disability benefits or the end of the STD benefit period.

The Company anticipates modest increases in sales by targeting its existing relationships, and maximizing its traditionally strong sales to school districts, municipalities and hospital employer groups. The Company is actively exploring opportunities to leverage its underwriting and administrative expertise to distribute life and disability products through its existing, as well as new, marketing relationships.

New York Short-Term Disability (DBL)

Standard Security Life markets DBL. All companies with more than one employee in New York State are required to provide DBL insurance for their employees. DBL coverage provides temporary cash payments to replace wages lost as a result of disability due to non-occupational injury or illness. The DBL policy provides for (i) payment of 50% of salary to a maximum of $170 per week; (ii) a maximum of 26 weeks in a consecutive 52 week period; and (iii) benefit commencement on the eighth consecutive day of disability. Policies covering fewer than 50 employees have fixed rates approved by the New York State Insurance Department. Policies covering 50 or more employees are individually underwritten. Standard Security Life anticipates modest growth in its DBL business through the addition of general agents, strategic marketing alliances and the acquisition of blocks of business.

Group Term Life and Annuities

Madison National Life and Standard Security Life sell group term life products, including group term life, accidental death and dismemberment ("AD&D"), supplemental life and supplemental AD&D and dependent life. As with its group disability business, the Company anticipates modest growth in this line of business through expansion of its sales of these group term life products through existing and new distribution sources. Standard Security Life anticipates modest growth in its specialized defined benefit and defined contribution service award programs, with separate group life coverage, to Volunteer Emergency Services personnel.

Individual Life, Annuities and Other

This category includes: (i) insurance products that are in runoff as a result of the Insurance Group's decision to discontinue writing such products; (ii) blocks of business that were acquired from other insurance companies; (iii) individual life and annuities written through Madison National Life's military and civilian government employee division; (iv) blanket accident insurance sold through a specialized general agent; and (v) certain miscellaneous insurance products.

The following lines of Standard Security Life's in-force business are in runoff: individual accident and health, individual life, single premium immediate annuities, disability income, accidental medical, accidental death and AD&D insurance for athletes, executives and entertainers, and miscellaneous insurance business. Madison National Life's runoff in this category consists of existing blocks of individual life, including pre-need (i.e., funeral expense) coverage, traditional and interest-sensitive life blocks which were acquired from 1998 to 2003, individual accident and health products, annual and single premium deferred annuity contracts and individual annuity contracts.

Credit Life and Disability

Madison National Life sells credit life and disability products that insure a debtor for a value and duration not to exceed the amount and repayment term of the indebtedness. Credit insurance is composed of two basic types of coverage: (i) credit life insurance provides for a lump sum benefit paid to the creditor upon the death of the insured debtor to extinguish or reduce the balance of indebtedness; and (ii) credit disability insurance provides a monthly benefit/indemnity (usually a sum equal to the scheduled monthly loan payment) paid to the creditor in the event of the insured debtor's total disability until the debtor recovers or is able to return to gainful employment or until the scheduled expiration of the insurance coverage, whichever first occurs.

Generally, Madison National Life's credit insurance coverage parameters are: (i) at inception of coverage, insureds must be under age 70 for life and under age 66 for disability; (ii) life coverage until the insured attains the age of 71 and disability coverage until the insured attains the age of 66; (iii) maximum life benefit of $125,000 and maximum aggregate disability benefit of $84,000; (iv) maximum monthly disability indemnity/benefit of $1,250; and (v) maximum term of coverage of 120 months. Its credit insurance products are marketed and distributed by non-salaried general agents and brokers who receive commissions or service fees. This line of business did not perform up to expectations in 2006, and Madison National Life is examining various options with respect to its credit line.

LIFE INSURANCE IN-FORCE

The following table summarizes the aggregate life insurance in-force of the Insurance Group (in thousands):

	2006	2005	2004
LIFE INSURANCE IN-FORCE:			
Group	$6,301,171	$5,971,933	$6,055,260
Individual term	660,965	905,861	277,087
Individual permanent	1,454,043	2,105,946	1,250,440
Credit	1,037,265	1,003,090	941,566
TOTAL LIFE INSURANCE IN- FORCE(1), (2)	$9,453,444	$9,986,830	$8,524,353
NEW LIFE INSURANCE:			
Group	$ 371,416	$ 921,548	$ 752,043
Individual term	7,743	—	21
Individual permanent	155,770	159,323	220,342
Credit	287,710	284,906	299,774
TOTAL NEW LIFE INSURANCE	$ 822,639	$1,365,777	$1,272,180
NOTES:			
(1) Includes participating insurance	$ 181,796	$ 200,109	$ 135,523
(2) Before ceded reinsurance of:			
Group	$3,099,049	$3,270,307	$3,027,135
Individual	97,015	160,570	200,593
Credit	43,033	40,580	27,967
Total ceded reinsurance	$3,239,097	$3,471,457	$3,255,695

ACQUISITIONS OF POLICY BLOCKS

In addition to its core life and health lines of business distributed as described above, IHC formed an acquisition group over 10 years ago to acquire blocks of business from other insurance companies, guaranty associations and liquidators. Most of the acquired business has been life, annuities, disability or credit business. Not only have these transactions yielded a healthy rate of return on the investment, but the overall long-term nature of the policies acquired serves as a counterbalance to the bulk of the policies currently being written which are short-term in nature.

During 2006, Madison National Life acquired a total of $8.0 million of reserves in the following transactions: (i) effective January 1, 2006, entered into an agreement with an unaffiliated insurer to 100% coinsure dental policies totaling approximately $0.1 million of reserves; (ii) effective October 1, 2006, entered into an agreement with an unaffiliated insurer to 100% coinsure life insurance policies totaling approximately $7.7 million of reserves; and (iii) effective October 1, 2006, entered into an agreement with an unaffiliated insurer to 100% coinsure life insurance policies totaling approximately $0.2 million of reserves.

During 2005, Madison National Life acquired a total of $168.7 million of reserves in the following transactions: (i) effective January 1, 2005, entered into an agreement with an unaffiliated insurer to 100% coinsure life insurance

policies totaling approximately $10.2 million of reserves; (ii) in January 2005, purchased certain credit policies totaling approximately $.6 million of reserves from an unaffiliated insurance company; (iii) in June 2005, entered into a reinsurance and assumption agreement with an unaffiliated insurance company to assume approximately $120 million of life and annuity reserves; (iv) in September 2005, assumed approximately $1.7 million of disability reserves from various state guaranty associations; and (v) in December 2005, entered into a reinsurance and assumption agreement to assume approximately $36.2 million of life and annuity reserves from an unaffiliated insurance company.

As of January 1, 2005, Standard Security Life reinsured, on a 100% quota basis, a $50 million block of small group major medical business, and has received regulatory approval of the assumption certificates in each state.

In June 2004, the Company acquired a block of individual annuity and supplementary contracts and life policies through an assumption reinsurance transaction. The block had reserves of $26.6 million. Madison National Life assumed responsibility for administration of the block on September 1, 2004.

REINSURANCE AND POLICY RETENTION LIMITS

The Company increased its average retention of the first $1 million of Medical Stop-Loss exposure to 51.2% in 2006 from 45.3% in 2005. In 2006 and 2005, Standard Security Life and Madison National Life also ceded, on average, 22.2% and 21.9%, respectively, of their Medical Stop-Loss business to their affiliate, Independence American. Standard Security Life retained 80% of DBL premium with the balance ceded, as of July 1, 2004, to Independence American. Retentions on other lines of business remained relatively constant in 2006. The Company has sufficient capital to retain even greater risk, but it purchases quota share reinsurance and excess reinsurance in amounts deemed appropriate by its risk committee. The Company monitors its retention amounts by product line, and has the ability to adjust its retention as appropriate.

Reinsurance is used to reduce the potentially adverse financial impact of large individual or group risks, and to reduce the strain on statutory income and surplus related to new business. By using reinsurance, the Insurance Group is able to write policies in amounts larger than it could otherwise accept.

The amount reinsured is the portion of each policy in excess of the retention limit on a particular policy. Maximum net retention limits for Standard Security Life at December 31, 2006 were: (i) $210,000 per life on individual life and corresponding disability waiver of premium; (ii) no retention on accidental death benefits provided by rider to individual life policies; (iii) up to $1,000,000 on any one medical stop-loss claim; (iv) $2,500 of monthly benefits on disability income policies; (v) $25,000 on its special disability business; and (vi) up to $1,000,000 for fully insured medical in a calendar year. Standard Security Life also maintains catastrophe reinsurance in order to protect against particularly adverse mortality which might occur with respect to its overall life business.

At December 31, 2006, maximum net monthly retention limits on any one life for Madison National Life were: (i) $5,250 per month on group long-term disability insurance; (ii) $1,400 per week on group short-term disability insurance; (iii) $112,500 per individual on group term life, accidental death benefits, including supplemental life and accidental death and dismemberment; (iv) $125,000 on substandard ordinary life, group credit life, group family life and individual ordinary life; (v) up to $1,000,000 on any one medical stop-loss claim; (vi) $1,250 per month on credit disability insurance; (vii) individual monthly benefits from $1,000 to $2,500 depending on recipient age and length of benefit period for individual accident and health insurance; and (viii) up to $1,000,000 for fully insured medical in a calendar year.

The following reinsurers represent 83.7% the total ceded premium for the year ended December 31, 2006:

Independence American Insurance Co.	31.0%
Munich Re America	18.0%
ReliaStar Life Insurance Company	13.9%
Everest Reinsurance Co.	13.3%
Transatlantic Reinsurance Company	7.5%
	83.7%

The Insurance Group remains liable with respect to the insurance in-force which has been reinsured in the unlikely event that the assuming reinsurers are unable to satisfy their obligations. The Insurance Group cedes business (i) to its affiliate, Independence American, (ii) to individual reinsurance companies that are rated "A" or better by Best or (iii) upon provision of adequate security. The ceding of reinsurance does not discharge the primary liability of the original insurer to the insured. Since the risks under the Insurance Group's business are primarily short-term, there would be limited exposure as a result of a change in a reinsurer's creditworthiness during the term of the reinsurance. At December 31, 2006 and 2005, the Insurance Group's ceded reinsurance in-force was $3.2 billion and $3.5 billion, respectively.

For further information pertaining to reinsurance, reference is made to Note 17 of Notes to Consolidated Financial Statements included in Item 8.

INVESTMENTS AND RESERVES

More than 97% of the Company's securities portfolio is managed by employees of IHC and its affiliates, and ultimate investment authority rests with IHC's in-house investment group. As a result of the nature of IHC's insurance liabilities, IHC endeavors to maintain a significant percentage of its assets in investment grade securities, cash and cash equivalents. At December 31, 2006, approximately 99% of the fixed maturities were investment grade. The internal investment group provides a summary of the investment portfolio and the performance thereof at the meetings of the Company's board of directors.

As required by insurance laws and regulations, the Insurance Group establishes reserves to meet obligations on policies in-force. These reserves are amounts which, with additions from premiums expected to be received and with interest on such reserves at certain assumed rates, are calculated to be sufficient to meet anticipated future policy obligations. Premiums and reserves are based upon certain assumptions with respect to mortality, morbidity on health insurance, lapses and interest rates effective at the time the polices are issued. The Insurance Group also establishes appropriate reserves for substandard business, annuities and additional policy benefits, such as waiver of premium and accidental death. Standard Security Life and Madison National Life are also required by law to have an annual asset adequacy analysis, which, in general, projects the amount and timing of cash flows to the estimated maturity date of liabilities, prepared by the certifying actuary for each insurance company. Standard Security Life and Madison National Life invest their respective assets, which support the reserves and other funds in accordance with applicable insurance law, under the supervision of their respective board of directors. The Company manages interest rate risk seeking to maintain a portfolio with a duration and average life that falls within the band of the duration and average life of the applicable liabilities. The Company utilizes options to modify the duration and average life of the assets.

Under Wisconsin insurance law, there are restrictions relating to the percentage of an insurer's admitted assets that may be invested in a specific issuer or in the aggregate in a particular type of investment. With respect to the portion of an insurer's assets equal to its liabilities plus a statutorily-determined security surplus amount, a Wisconsin insurer cannot, for example, invest more than a certain percentage of its assets in non-amortizable evidences of indebtedness, securities of any one person (other than a subsidiary and the United States government), or common stock of any corporation and its affiliates (other than a subsidiary).

Under New York insurance law, there are restrictions relating to the amount of an insurer's admitted assets that may be invested in a specific issuer or in the aggregate in a particular type of investment. For example, a New York life insurer cannot invest more than a certain percentage of its admitted assets in common or preferred shares of any one institution, obligations secured by any one property (other than those issued, guaranteed or insured by the United States or any state government or agency thereof), or medium and lower grade obligations. In addition, there are certain qualitative investment restrictions.

The following table reflects the asset value in dollars (in thousands) and as a percentage of total investments of the Company as of December 31, 2006:

Investments by Type	Carrying Value	% of Total Investments
Fixed maturities:		
United States Government and government agencies and authorities	$ 80,013	9.3%
Government-sponsored enterprise	56,744	6.5%
States, municipalities and political subdivisions	28,098	3.3%
All other corporate securities	500,485	58.3%
Total fixed maturities	665,340	77.4%
Equity securities:		
Industrial, miscellaneous and all other common stocks	8,906	1.0%
Non-redeemable preferred stocks	51,137	6.0%
Total equity securities	60,043	7.0%
Short-term investments	9,910	1.2%
Securities purchased under agreements to resell	68,849	8.0%
Investment partnership interests	21,508	2.5%
Operating partnership interests	5,661	.7%
Policy loans	26,719	3.1%
Investment in trust subsidiaries	1,146	.1%
Total investments	$859,176	100.0%

At December 31, 2006, 99% of the Company's fixed maturities were investment grade. The composition of the Company's fixed maturities at December 31, 2006, utilizing Standard and Poor's rating categories, was as follows:

Grade	% Invested
AAA	52.6%
AA	9.3%
A	20.6%
BBB	16.5%
BB or lower	1.0%
	100.0%

The Company's total pre-tax investment performance for each of the last three years is summarized below, including amounts recognized in net income, and unrealized gains and losses recognized in stockholders' equity as accumulated other comprehensive income or loss:

	2006	2005	2004
		(In thousands)	
Consolidated Statements of Operations			
Net investment income	$48,452	$ 40,663	$42,915
Net realized investment gains	625	2,077	2,394
Consolidated Balance Sheets			
Net unrealized losses	(1,352)	(12,449)	(4,713)
Total pre-tax investment performance	$47,725	$ 30,291	$40,596

The above net unrealized losses, which have been recognized in the Consolidated Balance Sheets, represent the net change in unrealized gains and losses that occurred during the year, prior to adjustments for deferred acquisition costs and deferred income taxes.

COMPETITION AND REGULATION

The Company competes with many larger insurance companies, HMOs and other managed care organizations. Although most life insurance companies are stock companies, mutual companies also write life insurance in the United States. Mutual companies may have certain competitive advantages since profits inure directly to the benefit of the policyholders. HMOs may also have certain competitive advantages since they are subject to different regulations than insurance companies.

IHC is an insurance holding company; as such, IHC and the Insurance Group are subject to regulation and supervision by the insurance supervisory agencies of New York in the case of Standard Security Life and Wisconsin in the case of Madison National Life. Each of Standard Security Life and Madison National Life is also subject to regulation and supervision in all jurisdictions in which it is licensed to transact business. These supervisory agencies have broad administrative powers with respect to the granting and revocation of licenses to transact business, the licensing of agents, the approval of policy forms, the approval of commission rates, the form and content of mandatory financial statements, reserve requirements and the types and maximum amounts of investments which may be made. Such regulation is primarily designed for the benefit of policyholders rather than the stockholders of an insurance company or holding company.

Certain transactions within the holding company system are also subject to regulation and supervision by such regulatory agencies. Terms of all such transactions must be fair and reasonable. Notice to or prior approval by the home state insurance department is required with respect to transactions affecting the ownership or control of a domestic insurer and of certain material transactions, including extraordinary dividend declarations, between an insurer and any person in its holding company system. Under New York and Wisconsin insurance laws, "control" is defined as the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person. Under New York law, control is presumed to exist if any person, directly or indirectly, owns, controls or holds with the power to vote ten percent or more of the voting securities of any other person; in Wisconsin, the presumption is defined as to more than ten percent of the voting securities of another person. In both states, the acquisition of control of a domestic insurer needs to be approved in advance by the Commissioner of Insurance. See Note 19 of Notes to Consolidated Financial Statements included in Item 8 for information as to restrictions on the ability of the Company's insurance subsidiaries to pay dividends.

Risk-based capital requirements are imposed on life and property and casualty insurance companies. The risk-based capital ratio is determined by dividing an insurance company's total adjusted capital, as defined, by its authorized control level risk-based capital. Companies that do not meet certain minimum standards require specified corrective action. The risk-based capital ratios for each of Standard Security Life and Madison National Life exceed such minimum ratios.

EMPLOYEES

At December 31, 2006, the Company and its direct and indirect majority- or wholly owned subsidiaries, collectively, had 652 employees.

ITEM 1A. *RISK FACTORS*

The risks and uncertainties described below are not the only ones that the Company faces but only those identified by the Company, in accordance with the requirements of Item 503(c) of Regulation S-K, as being the most significant factors that make investment in the Company speculative or risky and that have special application to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently deems less significant than identified herein may also make investment in the Company speculative or risky. If any of the adverse events associated with the risks described below occurs, the Company's business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the Company's common stock could decline.

The Company's Loss Reserves are Based on an Estimate of Its Future Liability, and if Actual Claims Prove to be Greater Than The Company's Reserves, Its Results of Operations and Financial Condition May Be Adversely Affected

The Company maintains loss reserves to cover its estimated liability for unpaid losses and loss adjustment expenses, including legal and other fees, and costs not associated with specific claims but related to the claims payment functions for reported and unreported claims incurred as of the end of each accounting period. Because setting reserves is inherently uncertain, the Company cannot be sure that current reserves will prove adequate. If the Company's reserves are insufficient to cover its actual losses and loss adjustment expenses, the Company would have to augment its reserves and incur a charge to its earnings, and these charges could be material. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what the Company expects the ultimate settlement and administration of claims will cost. These estimates, which generally involve actuarial projections, are based on the Company's assessment of facts and circumstances then known. Many factors could affect these reserves, including economic and social conditions, frequency and severity of claims, medical trend resulting from the influences of underlying cost inflation, changes in utilization and demand for medical services, and changes in doctrines of legal liability and damage awards in litigation. Many of these items are not directly quantifiable in advance. Additionally, there may be a significant reporting lag between the occurrence of the insured event and the time it is reported to the Company. The inherent uncertainties of estimating reserves are greater for certain types of liabilities, particularly those in which the various considerations affecting the type of claim are subject to change and in which long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in a regular and ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed.

The Company's Results May Fluctuate as a Result of Factors Generally Affecting the Insurance and Reinsurance Industry

The results of companies in the insurance and reinsurance industry historically have been subject to significant fluctuations and uncertainties. Factors that affect the industry in general could also cause the Company's results to fluctuate. The industry and the Company's financial condition and results of operations may be affected significantly by:

- Fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital;
- Rising levels of actual costs that are not known by companies at the time they price their products;
- Losses related to epidemics, terrorist activities, random acts of violence or declared or undeclared war;
- Changes in reserves resulting from different types of claims that may arise and the development of judicial interpretations relating to the scope of insurers' liability;

- The overall level of economic activity and the competitive environment in the industry;
- Greater than expected use of healthcare services by members;
- New mandated benefits or other regulatory changes that change the scope of business or increase the Company's costs; and
- Failure of MGUs to adhere to underwriting guidelines as required by the Company in its MGU agreements.

The occurrence of any or a combination of these factors, which is beyond the Company's control, could have a material adverse effect on its results.

If the Rating Agencies Downgrade the Company's Insurance Companies, the Company's Results of Operations and Competitive Position in the Industry May Suffer

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Standard Security Life is rated "A" (Excellent) and Madison National Life is rated "A−" (Excellent) by A.M. Best Company, Inc. ("Best"). Best's ratings reflect its opinions of an insurance company's financial strength, operating performance, strategic position, and ability to meet its obligations to policyholders and are not evaluations directed to investors. The ratings of Standard Security Life and Madison National Life are subject to periodic review by Best. If Best reduces either or both Madison National Life's or Standard Security Life's ratings from its current levels, the Company's business would be adversely affected.

Certain Proposed Federal and State Legislation May, if Adopted, Adversely Affect the Company's Business

In the continuing debate over health-care reform, certain federal and state legislation has been proposed that could have the effect of fundamentally altering the dynamics of the industry in which the Company competes, including imposing mandatory universal health-care coverage, or otherwise resulting in a much larger role for government in the provision of health care. IHC cannot predict which, if any, of such broad-based proposals will be enacted into law and what the effect would be (either positive or negative) on the Company's business and results of operations.

Additionally, less-fundamental change in the regulatory requirements imposed on the Company may harm its business or results of operations. For example, some states have imposed new time limits for the payment of uncontested covered claims and required health-care and dental service plans to pay interest on uncontested claims not paid promptly within the required time period. Some states have also granted their insurance regulatory agencies additional authority to impose monetary penalties and other sanctions on health and dental plans engaging in certain unfair payment practices. If the Company were unable, for any reason, to comply with these requirements, it could result in substantial costs to the Company and could materially adversely affect its results of operations and financial condition.

The Company's Inability to Assess Underwriting Risk Accurately Could Reduce Its Net Income

The Company's success is dependent on its ability to assess accurately the risks associated with the businesses on which the risk is retained. If the Company fails to assess accurately the risks it retains, the Company may fail to establish the appropriate premium rates and the Company's reserves may be inadequate to cover its losses, requiring augmentation of the reserves, which in turn would reduce the Company's net income.

The Company's agreements with its producers (including its MGUs) require that the producer follow underwriting guidelines published by the Company and amended from time to time. Failure to follow these guidelines may result in termination or modification of the agreement. The Company performs periodic audits to confirm adherence to the guidelines, but it is possible that the Company would not detect a breach in the guidelines for some time after the infraction which could result in a material impact on the Net Loss Ratio for that producer and could have an adverse impact on the Company's operating results.

Decreases in the Fair Market Value of Fixed Maturities May Greatly Reduce the Value of the Company's Investment Portfolio, and as a Result, the Company's Financial Condition May Suffer

At December 31, 2006, fixed maturities represented $665.3 million or 77.4% of the Company's total investments of $859.2 million. The fair market value of fixed maturities and the related investment income fluctuates depending on general economic and market conditions. The fair market value of these investments generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by the Company will generally increase or decrease in line with changes in market interest rates. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. An investment has prepayment risk when there is a risk that the timing of cash flows that result from the repayment of principal might occur earlier than anticipated because of declining interest rates or later than anticipated because of rising interest rates. The impact of market value fluctuations affects the Company's Consolidated Financial Statements. Because all of the Company's fixed maturities are classified as available for sale, changes in the fair market value of the Company's securities are reflected in the Company's stockholders' equity (accumulated other comprehensive income or loss). No similar adjustment is made for liabilities to reflect a change in interest rates. Therefore, interest rate fluctuations and economic conditions could adversely affect the Company's stockholders' equity, total comprehensive income and/or cash flows.

If the Company Fails to Comply With Extensive State and Federal Regulations, the Company Will Be Subject to Penalties, Which May Include Fines and Suspension and Which May Adversely Affect the Company's Results of Operations and Financial Condition

The Company is subject to extensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. This regulation, generally administered by a department of insurance in each state in which the Company does business, relates to, among other things:

- Approval of policy forms and premium rates;
- Standards of solvency, including risk-based capital measurements, which are a measure developed by the National Association of Insurance Commissioners and used by state insurance regulators to identify insurance companies that potentially are inadequately capitalized;
- Licensing of insurers and their agents;
- Restrictions on the nature, quality and concentration of investments;
- Restrictions on transactions between insurance companies and their affiliates;
- Restrictions on the size of risks insurable under a single policy;
- Requiring deposits for the benefit of policyholders;
- Requiring certain methods of accounting;
- Prescribing the form and content of records of financial condition required to be filed; and
- Requiring reserves for unearned premium, losses and other purposes.

State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters.

The Insurance Group's business depends on compliance with applicable laws and regulations and its ability to maintain valid licenses and approvals for its operations. Regulatory authorities have broad discretion to grant, renew, or revoke licenses and approvals. Regulatory authorities may deny or revoke licenses for various reasons, including the violation of regulations. In some instances, the Insurance Group follows practices based on its interpretations of regulations, or those that it believes to be generally followed by the industry, which may be different from the requirements or interpretations of regulatory authorities. If the Insurance Group does not have the requisite licenses and approvals and does not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend the Insurance Group from carrying on some or all of its activities or otherwise penalize it. That type of action could have a material adverse effect on the Insurance Group's business. Also, changes in the level of regulation of the insurance industry (whether federal, state or foreign), or changes in laws or regulations themselves or interpretations by regulatory authorities, could have a material adverse effect on the Insurance Group's business.

The Company May Be Unsuccessful in Competing Against Larger or Better-Established Business Rivals

The Company competes with a large number of other companies in its selected lines of business. The Company faces competition from specialty insurance companies, HMOs as well as from diversified financial services companies and insurance companies that are larger than the Company and that have greater financial, marketing and other resources. Some of these competitors also have longer experience and more market recognition than the Company does in certain lines of business. In addition to competition in the operation of its business, the Company faces competition from a variety of sources in attracting and retaining qualified employees. There can be no assurance that the Company will maintain its current competitive position in the markets in which it operates, or that it will be able to expand operations into new markets. If the Company fails to do so, its results of operations and cash flows could be materially adversely affected.

The Company May Not Find Suitable Acquisition Candidates or New Insurance Ventures, and May Not Successfully Integrate any Such Acquired Company or Successfully Invest in such Ventures

From time to time, the Company evaluates possible acquisition transactions and the start-up of complementary businesses, and at any given time, it may be engaged in discussions with respect to possible acquisitions and new ventures. While the Company's business model is not dependent upon acquisitions or new insurance ventures, the time-frame for achieving or further improving upon its desired market positions can be significantly shortened through opportune acquisitions or new insurance ventures. Historically, acquisitions and new insurance ventures have played a significant role in achieving desired market positions in some, but not all, of the Company's businesses. No assurance can be given that the Company will be able to identify suitable acquisition transactions or insurance ventures, that such transactions will be financed and completed on acceptable terms, or that future acquisitions or ventures will be successful. The process of integrating any acquired company or investing in new ventures could have a material adverse effect on the Company's results of operations and financial condition.

In addition, implementation of an acquisition strategy entails a number of risks, including among other things: inaccurate assessment of undisclosed liabilities; difficulties in realizing projected efficiencies, synergies and cost savings; failure to achieve anticipated revenues, earnings or cash flow; an increase in indebtedness; and a limitation in the Company's ability to access additional capital when needed. A failure to adequately address these acquisition risks could materially adversely affect the Company's results of operations and financial condition.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

IHC

IHC has entered into a renewable short-term arrangement with Geneve Corporation for the use of 6,750 square feet of office space as its corporate headquarters in Stamford, Connecticut.

Standard Security Life

Standard Security Life leases 13,000 square feet of office space in New York, New York as its corporate headquarters, and 3,000 square feet of office space in Farmington, New York for its DBL claims processing center.

Madison National Life

Commencing August 1, 2006, Madison National Life moved its corporate headquarters and began leasing 27,850 square feet of space in Madison, Wisconsin. Madison National Life also leases 3,900 square feet in Birmingham, Alabama for its military and government individual life and annuity division, 1,300 square feet in Austin, Texas for executive office space, and 2,400 square feet in Wilkesboro, North Carolina for its credit agency.

Majestic Underwriters

Majestic leases 5,495 square feet of office space in Troy, Michigan as its corporate headquarters and 1,895 square feet in Hinsdale, Illinois.

Health Plan Administrators

HPA leases 7,947 square feet of office space in Tampa, Florida as its corporate headquarters and 210 square feet in Pewaukee, Wisconsin.

GroupLink

GroupLink leases 9,024 square feet of office space in Indianapolis, Indiana as its corporate headquarters and 1,495 square feet in Tempe, Arizona.

Insurers Administrative Corporation

IAC leases 49,000 square feet of office space in Phoenix, Arizona as its corporate headquarters, 6,000 square feet in Rockford, Illinois and 1,765 square feet in Golden Valley, Minnesota.

Community America Insurance Services and IHC Health Solutions

CAIS and IHC Health Solutions lease 7,424 square feet of office space in Bloomington, Minnesota. CAIS leases an additional 1,500 square feet in Boise, Idaho.

ITEM 3. *LEGAL PROCEEDINGS*

The Company is involved in legal proceedings and claims which arise in the ordinary course of its businesses. The Company has established reserves that it believes are sufficient given information presently available related to its outstanding legal proceedings and claims. The Company believes the results of pending legal proceedings and claims are not expected to have a material adverse effect on its financial condition or cash flows, although there could be such an effect on its results of operations for a particular period.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

There were no matters submitted to a vote of security holders during the fourth quarter of 2006.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

On July 15, 2004, the Company moved the listing of IHC common stock to the New York Stock Exchange. The Company's common stock now trades under the symbol IHC. Prior to that, the common stock traded on the NASDAQ National Market tier at the NASDAQ Stock Market under the symbol INHO. The following tabulation shows the high and low sales prices for IHC's common stock.

	High	Low
QUARTER ENDED:		
December 31, 2006	$23.88	$19.89
September 30, 2006	22.55	19.58
June 30, 2006	23.90	20.10
March 31, 2006	24.49	19.56
QUARTER ENDED:		
December 31, 2005	$19.81	$17.49
September 30, 2005	18.75	17.36
June 30, 2005	18.15	17.50
March 31, 2005	20.16	17.90

IHC's stock price closed at $21.83 on December 31, 2006.

Holders of Record

At March 9, 2007, the number of record holders of IHC's common stock was 1,091.

Dividends

IHC declared a cash dividend of $.025 per share on its common stock on each of June 20, 2006 and December 20, 2006 for a total annual dividend of $.05 per share

IHC declared a cash dividend of $.025 per share on its common stock on each of June 9, 2005 and December 6, 2005 for a total annual dividend of $.05 per share.

IHC declared a special 80% stock dividend on June 8, 2004, which was distributed on July 2, 2004. The transaction was accounted for as a stock split effected in the form of a dividend. All share and per share disclosures in this Form 10-K reflect such dividend.

IHC declared a cash dividend of $.025 per share on its common stock on each of June 9, 2004 and December 9, 2004 for a total annual dividend of $.05 per share.

Private Placements

In 2006, 2005 and 2004, IHC issued 617,913, 239,122 and 129,808 shares of common stock, respectively, as private placements of unregistered securities under Section 4(2) of the Securities Act of 1933 ("Securities Act"). Accordingly, the shares will be "restricted securities", subject to a legend and will not be freely tradable in the United States until the shares are registered for resale under the Securities Act, or to the extent they are tradable under Rule 144 promulgated under the Securities Act or any other available exemption. Information pertaining to the Company's common stock is provided in Note 13 of Notes to Consolidated Financial Statements included in Item 8.

Issuer Purchases of Equity Securities

In June 2004, the Board of Directors authorized an additional 450,000 share repurchase. As of December 31, 2006, 51,522 shares were still authorized to be repurchased under the plan. This repurchase plan, like the 450,000 share repurchase authorized in 2002, is a continuation of a program initiated in 1991 as described in Note 13 of Notes to Consolidated Financial Statements.

The following table summarizes information with respect to the share repurchase program:

2006			
Month of Repurchase	**Number of Shares Repurchased**	**Average Price of Repurchased Shares**	**Maximum Number of Shares Which Can be Repurchased**
January	—	$ —	109,837
February	—	—	109,837
March	—	—	109,837
April	—	—	109,837
May	2,931	20.34	106,906
June	—	—	106,906
July	—	—	106,906
August	17,283	20.14	89,623
September	12,918	20.31	76,705
October	—	—	76,705
November	19,713	20.20	56,992
December	5,470	20.34	51,522
Total	58,315	20.23	

Performance Graph

Set forth below is a line graph comparing the five year cumulative total return of IHC's common stock with that of the Russell 2000 Index and the S & P SmallCap Life & Health Insurance. The graph assumes that dividends were reinvested and is based on a $100 investment on December 31, 2001. Indices data was obtained from Research Data Group, Inc. The performance graph represents past performance and should not be considered to be an indication of future performance.

Comparison of Five Year Cumulative Total Return
Among IHC, the Russell 2000 Index and S&P SmallCap Life & Health Insurance


DOLLARS
300
250
200
150
100
50
0
IHC
The Russell 2000 Index
S&P SmallCap Life & Health Insurance
12/2001
12/2002
12/2003
12/2004
12/2005
12/2006

	12/2001	12/2002	12/2003	12/2004	12/2005	12/2006
IHC	$100	$120	$134	$186	$198	$221
The Russell 2000 Index	100	80	117	139	145	171
S&P SmallCap Life & Health Insurance	100	80	114	148	154	198

Copies of all of the Company's filings with the Securities and Exchange Commission can be found on the Company's website: www.independenceholding.com

ITEM 6. *SELECTED FINANCIAL DATA*

The following is a summary of selected consolidated financial data of the Company for each of the last five years.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Income Data:					
Total revenues	$ 364,688	$ 296,417	$225,669	$187,878	$174,353
Net income	14,061	17,301	22,939	18,593	15,813
Balance Sheet Data:					
Total investments	859,176	855,804	720,700	593,403	533,581
Total assets	1,259,684	1,157,555	970,082	898,302	744,128
Insurance liabilities	868,152	854,205	681,329	646,969	528,839
Debt and junior subordinated debt securities	53,146	50,646	50,646	35,182	8,438
Common stockholders' equity	231,150	198,751	188,853	168,896	153,718
Per Share Data:					
Cash dividends declared per common share	.05	.05	.05	.0278	.0278
Basic income per common share	.95	1.23	1.63	1.33	1.13
Diluted income per common share	.93	1.21	1.60	1.30	1.10
Book value per common share	15.23	14.06	13.39	12.14	11.02

The Selected Financial Data should be read in conjunction with the accompanying Consolidated Financial Statements and Notes thereto included in Item 8.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Forward-Looking Statements

Certain statements and materials contained in this report may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. For a discussion of risk factors affecting the Company's business and prospects, see Item 1A *Risk Factors.*

OVERVIEW

Independence Holding Company, a Delaware corporation (NYSE: IHC), is a holding company principally engaged in the life and health insurance business through: (i) its wholly owned insurance companies, Standard Security Life Insurance Company of New York ("Standard Security Life") and Madison National Life Insurance Company, Inc. ("Madison National Life"); and (ii) its marketing and administrative companies, including Insurers Administrative Corporation ("IAC"), managing general underwriters in which it owns a significant voting interest ("Affiliated MGUs"), Health Plan Administrators ("HPA"), GroupLink Inc. ("GroupLink"), IHC Health Solutions, Inc. ("IHC Health Solutions"), and Community America Insurance Services Inc. ("CAIS"). These companies are sometimes collectively referred to as the "Insurance Group," and IHC and its subsidiaries (including the Insurance Group) are sometimes collectively referred to as the "Company." The Company also owns a 48% equity interest in American Independence Corp. (NASDAQ:AMIC) which owns Independence American Insurance Company ("Independence American") and several MGU's.

IHC's health insurance products serve all sectors of the commercial market through multiple classes of business and varied distribution channels. Medical Stop-Loss is marketed to large employer groups that self-insure their medical risks; in 2006 the Company's average case size was 600 covered lives. The small-group major medical product is purchased by employers with between two and 50 covered lives. With regard to those persons in the growing individual market, IHC's products offer major medical coverage for individuals and families and persons with short-term medical needs Standard Security Life's limited medical product is primarily purchased by hourly workers and others who are generally not eligible for coverage under their employer's group medical plan. The dental and vision products are marketed to large and small groups as well as individuals. With respect to IHC's life and disability business, Madison National Life has historically sold almost all of this business through one distribution source specializing in serving school districts and municipalities. Beginning in 2007, IHC's goal is to diversify marketing of these products through other channels, including its health insurance distribution.

While management considers a wide range of factors in its strategic planning and decision-making, underwriting profit is consistently emphasized as the primary goal in all decisions as to whether or not to increase our retention in a core line, expand into new products, acquire an entity or a block of business, or otherwise change our business model. Management's assessment of trends in healthcare and morbidity, with respect to medical stop-loss, fully insured medical, disability and DBL; mortality rates with respect to life insurance; and changes in market conditions in general play a significant role in determining the rates charged, deductibles and attachment points quoted, and the percentage of business retained. The Company believes that the anticipated acquisition of Actuarial Management Corp. ("AMC") will further enable it to make these assessments. IHC also seeks transactions that permit it to leverage its vertically integrated organizational structure by generating fee income from production and administrative operating companies as well as risk income for its carriers and profit commissions. Management has always focused on managing costs of its operations and providing its insureds with the best cost containment tools available.

The following is a summary of key performance information and events:

- Net income of $14.1 million ($.93 per share, diluted) in 2006, as compared to $17.3 million ($1.21 per share, diluted) in 2005;

- Consolidated investment yield of 5.5% in 2006 as compared to 5.1% in 2005;

- Revenues of $364.7 million, an increase of 23.0% over 2005; primarily due to an increase in revenues from the Fully Insured Health segment, an increase in net retention of the Company's direct Medical Stop-Loss line to 51.2% in 2006 from 45.3% in 2005 ("retention" refers to net earned premiums after reinsurance) and the full year impact of life and annuity acquisitions in July 2005;

- Book value of $15.23 per common share; an 8.3% increase from December 31, 2005, primarily reflecting net income and stock issuances partially offset by dividends, option exercises and net unrealized losses on securities;

- As of January 31, 2006, acquired IAC, a leading producer and administrator of group and individual major medical insurance (including Consumer Driven Health Plans ("CDHPs")) and other life and health policies, which contributed significantly to the growth of fee income in the fully insured health line of business;

- As of March 1, 2006, acquired the remaining 55% of CAIS to further the marketing reach for CDHPs and other products; as of March 31, 2006, CAIS acquired a block of $50 million of fully insured group major medical business, the majority of which transitioned to Madison National Life effective August 1, 2006; and

- Acquired IHC Health Solutions effective January 2, 2007. IHC Health Solutions will serve as the Company's primary distribution channel for strategic and private label marketing of its fully insured lines of business, principally through agents and brokers affiliated with other insurance carriers, and through large, national marketing organizations. Although nearly all of the business of IHC Health Solutions is administered by IAC, a significant portion of the business is not currently on Standard Security Life or Madison National Life paper.

The following is a summary of key performance information by segment:

- The Medical Stop-Loss segment reported a decrease in income before taxes of $5.7 million compared to 2005:
  - The Net Loss Ratio (defined as insurance benefits, claims and reserves divided by (premiums earned less underwriting expenses)) for the Medical Stop-Loss line of business was 95.2% in 2006 compared to 93.2% in 2005. Based on currently available information, business incepting in 2006, of which a material portion will be earned and recorded in 2007, is projected to achieve a net loss ratio that is meaningfully lower than that of business incepting in 2005, just as the net loss ratio on business incepting in 2005 was meaningfully lower than that of business incepting in 2004;
  - Included in operating results for the Medical Stop-Loss segment in 2005 was $3.5 million of income from a commutation agreement and a loss cover that did not repeat in 2006;
- The Fully Insured Health segment reported income before taxes of $1.1 million for 2006 as compared to a pre-tax loss of $.6 million in 2005. Although revenues from this segment have increased, expenses have also increased. This is due, in part, to increased expense from the amortization of intangible assets recorded as a result of the acquisitions of IAC, HPA, GroupLink and CAIS, which will decline over the useful lives of the assets, and from higher selling, general, marketing and legal expenses related to the expansion of staff and product filings in anticipation of upcoming growth in this line. Total intangibles amortization expense was $1.5 million and $.7 million for the years ended December 31, 2006 and 2005, respectively;
- The Group disability, life, annuities and DBL segment reported an increase in income before taxes of $1.6 million for 2006, compared to a year earlier, primarily due to a decrease in LTD paid claims and net claims reserves;
- The Individual life, annuities and other segment reported an increase in income before taxes of $1.0 million compared to a year earlier, primarily due to an increase in investment income as a result of increased invested assets following the acquisitions of policy blocks of life and annuity business in mid to late 2005;
- The Credit life and disability segment reported an increase in its loss before taxes of $.3 million for 2006, compared to a year earlier, primarily due to higher death and disability claims;
- The Corporate segment reported an increase in loss before taxes of $1.8 million for 2006, compared to a year earlier, primarily due to share-based compensation expense from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123R on January 1, 2006. Total pre-tax share-based compensation expense was $1.6 million in 2006, including $1.1 million of incremental share-based compensation expense as a result of the adoption of SFAS No. 123R; and
- Net realized investment gains of $.6 million in 2006, a decrease of $1.5 million, as compared to $2.1 million in 2005.
- Premiums by principal product for the years indicated are as follows (in thousands):

Gross Direct and Assumed Earned Premiums:	2006	2005	2004
Medical Stop-Loss	$272,260	$269,893	$291,832
Fully Insured Health	86,259	47,032	—
Group disability; life, annuities and DBL	82,540	79,245	70,934
Individual life, annuities and other	31,494	31,395	26,313
Credit life and disability	22,513	21,558	20,321
	$495,066	$449,123	$409,400

Net Premiums Earned:	**2006**	**2005**	**2004**
Medical Stop-Loss	$153,087	$128,501	$ 97,140
Fully Insured Health	32,590	17,423	—
Group disability; life, annuities and DBL	44,206	41,888	36,734
Individual life, annuities and other	28,787	28,531	20,757
Credit life and disability	21,578	20,694	19,436
	$280,248	$237,037	$174,067

Information pertaining to the Company's business segments is provided in Note 18 of Notes to Consolidated Financial Statements included in Item 8.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles ("GAAP"). The preparation of the Consolidated Financial Statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. A summary of the Company's significant accounting policies and practices is provided in Note 1 of the Notes to the Consolidated Financial Statements included in Item 8. Management has identified the accounting policies described below as those that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of the Company's Consolidated Financial Statements and this Management's Discussion and Analysis.

Insurance Premium Revenue Recognition and Policy Charges

Life

Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due.

Annuities and interest-sensitive life contracts, such as universal life and interest sensitive whole life, are contracts whose terms are not fixed and guaranteed. Premiums from these policies are reported as funds on deposit. Policy charges consist of fees assessed against the policyholder for cost of insurance (mortality risk), policy administration and early surrender. These revenues are recognized when assessed against the policyholder account balance.

Policies that do not subject the Company to significant risk arising from mortality or morbidity are considered investment contracts. Deposits received from such contracts are reported as other policyholder funds. Policy charges for investment contracts consist of fees assessed against the policyholder account for maintenance, administration and surrender of the policy prior to contractually specified dates, and are recognized when assessed against the policyholder account balance.

Health

Premiums for short-duration medical insurance contracts are intended to cover expected claim costs resulting from insured events that occur during a fixed period of short duration. The Company has the ability to cancel the annual contract or to revise the premium rates at the beginning of each annual contract period to cover future insured events. Insurance premiums from annual health contracts are collected monthly and are recognized as revenue evenly as insurance protection is provided.

Premiums related to long-term and short-term disability contracts are recognized on a pro rata basis over the applicable contract term.

Insurance Reserves

The Company maintains loss reserves to cover its estimated liability for unpaid losses and loss adjustment expenses (including legal, other fees, and costs not associated with specific claims but related to the claims payment function) for reported and unreported claims incurred as of the end of each accounting period. These loss reserves are based on actuarial assumptions and are maintained at levels that are in accordance with GAAP. Many factors could affect these reserves, including economic and social conditions, frequency and severity of claims, medical trend resulting from the influences of underlying cost inflation, changes in utilization and demand for medical services, and changes in doctrines of legal liability and damage awards in litigation. Therefore, the Company's reserves are necessarily based on estimates, assumptions and analysis of historical experience. The Company's results depend upon the variation between actual claims experience and the assumptions used in determining reserves and pricing products. Reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that will be paid for actual claims or the timing of those payments. The Company's estimate of loss reserves represents management's best estimate of the Company's liability at the balance sheet date.

Loss reserves differ for short-duration and long-duration insurance policies, including annuities. Reserves are based on approved actuarial methods, but necessarily include assumptions about expenses, mortality, morbidity, lapse rates and future yield on related investments.

All of the Company's short-duration contracts are generated from its accident and health business, and are accounted for based on actuarial estimates of the amount of loss inherent in that period's claims, including losses incurred for which claims have not been reported. Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

Management believes that the Company's methods of estimating the liabilities for insurance reserves provided appropriate levels of reserves at December 31, 2006. Changes in the Company's reserve estimates are recorded through a charge or credit to its earnings.

Life

For traditional life insurance products, the Company computes insurance reserves primarily using the net premium method based on anticipated investment yield, mortality, and withdrawals. These methods are widely used in the life insurance industry to estimate the liabilities for insurance reserves. Inherent in these calculations are management and actuarial judgments and estimates that could significantly impact the ending reserve liabilities and, consequently, operating results. Actual results may differ, and these estimates are subject to interpretation and change.

Policyholder funds represent interest-bearing liabilities arising from the sale of products, such as universal life, interest-sensitive life and annuities. Policyholder funds are comprised primarily of deposits received and interest credited to the benefit of the policyholder less surrenders and withdrawals, mortality charges and administrative expenses.

Interest Credited

Interest credited to policyholder funds represents interest accrued or paid on interest-sensitive life policies and investment policies. Amounts charged to operations (including interest credited and benefit claims incurred in excess of related policyholder account balances) are reported as insurance benefits, claims and reserves-life and annuity. Credit rates for certain annuities and interest-sensitive life policies are adjusted periodically by the Company to reflect current market conditions, subject to contractually guaranteed minimum rates.

Health

The Company believes that its recorded insurance reserves are reasonable and adequate to satisfy its ultimate liability. The Company primarily uses its own loss development experience, but will also supplement that with data from its outside actuaries, reinsurers and industry loss experience as warranted. To illustrate the impact that projected Net Loss Ratios have on the Company's loss reserves and related expenses, each hypothetical 1% change in the Net Loss Ratio for the health business (i.e., the ratio of benefits, claims and settlement expenses to earned health premiums) for the year ended December 31, 2006, would increase reserves (in the case of a higher ratio) or decrease reserves (in the case of a lower ratio) by approximately $2.4 million with a corresponding increase or decrease in the pre-tax expense for insurance benefits, claims and reserves in the Consolidated Statement of Operations. Depending on the circumstances surrounding a change in the Net Loss Ratio, other pre-tax amounts reported in the Consolidated Statement of Operations could also be affected, such as amortization of deferred acquisition costs and commission expense.

The Company's health reserves by segment are as follows (in thousands):

	December 31, 2006		
	Claim Reserves	Policy Claims	Total Health Reserves
Medical Stop-Loss	$ 80,848	$5,417	$ 86,265
Fully Insured Health	14,526	—	14,526
Group Disability	64,256	530	64,786
Credit A&H	6,315	1,111	7,426
Individual A&H and Other	9,103	349	9,452
	$175,048	$7,407	$182,455

	December 31, 2005		
	Claim Reserves	Policy Claims	Total Health Reserves
Medical Stop-Loss	$ 70,081	$2,779	$ 72,860
Fully Insured Health	4,000	—	4,000
Group Disability	64,711	545	65,256
Credit A&H	6,259	1,104	7,363
Individual A&H and Other	14,549	411	14,960
	$159,600	$4,839	$164,439

Medical Stop-Loss

The Company's Medical Stop-Loss segment is comprised of Employer Stop-Loss, HMO Reinsurance and Provider Excess. All of the Company's Medical Stop-Loss policies are short-duration and are accounted for based on actuarial estimates of the amount of loss inherent in that period's claims or open claims from prior periods, including losses incurred for claims that have not been reported ("IBNR"). Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

The two "primary" assumptions underlying the calculation of loss reserves for Medical Stop-Loss business are (i) projected Net Loss Ratio, and (ii) claim development patterns. The projected Net Loss Ratio is set at expected levels consistent with the underlying pricing assumptions ("Projected Net Loss Ratio"). Claim development patterns are set quarterly as reserve estimates are developed and are based on recent claim development history ("Claim Development Patterns"). The Company uses the Projected Net Loss Ratio to establish reserves until developing losses provide a better indication of ultimate results and it is feasible to set reserves based on Claim Development Patterns. The Company has concluded that a reasonably likely change in the Projected Net Loss Ratio assumption could have a material effect on the Company's financial condition, results of operations, or liquidity ("Material Effect") but a reasonably likely change in the Claim Development Pattern would not have a Material Effect.

Projected Net Loss Ratio

Generally, during the first twelve months of an underwriting year, reserves for Medical Stop-Loss are first set at the Projected Net Loss Ratio, which is set using pricing assumptions developed using completed prior experience trended forward. The Projected Net Loss Ratio is the Company's best estimate of future performance until such time as developing losses provide a better indication of ultimate results.

While the Company establishes a best estimate of the Projected Net Loss Ratio, actual experience may deviate from this estimate. While the Company believes that larger variations are possible (as was the case with the 2004 and 2005 underwriting years which deviated by 12.5 and 7.1 Net Loss Ratio points, respectively), based on a review of historical Net Loss Ratios experienced by the Company, the reasonably likely deviation from the expected Net Loss Ratio is between three and five Net Loss Ratio points. Therefore, based on its experience to date, it is reasonably likely that the actual experience will fall within a range up to five Net Loss Ratio points above or below the expected pricing Net Loss Ratio. The impact of these reasonably likely changes at December 31, 2006, would be an increase in net reserves (in the case of a higher ratio) or a decrease in net reserves (in the case of a lower ratio) of up to approximately $2.9 million with a corresponding increase or decrease in the pre-tax expense for insurance benefits, claims and reserves in the 2006 Consolidated Statement of Operations.

Major factors that affect the Projected Net Loss Ratio assumption in reserving for Medical Stop-Loss relate to: (i) frequency and severity of claims; (ii) changes in medical trend resulting from the influences of underlying cost inflation, changes in utilization and demand for medical services, the impact of new medical technology and changes in medical treatment protocols; and (iii) the adherence by the MGUs that produce and administer this business to the Company's underwriting guidelines. Changes in these underlying factors are what determine the reasonably likely changes in the Projected Net Loss Ratio as discussed above.

Claim Development Patterns

Subsequent to the first twelve months of an underwriting year, the Company's developing losses provide a better indication of ultimate losses. At this point, claims have developed to a level where Claim Development Patterns can be applied to generate reasonably reliable estimates of ultimate claim levels. Development factors based on historical patterns are applied to paid and reported claims to estimate fully developed claims. Claim Development Patterns are reviewed quarterly as reserve estimates are developed and are based on recent claim development history. The Company must determine whether changes in development represent true indications of emerging experience or are simply due to random claim fluctuations.

The Company also establishes its best estimates of claim development factors to be applied to more developed treaty year experience. While these factors are based on historical Claim Development Patterns, actual claim development may vary from these estimates. The Company does not believe that reasonably likely changes in its actual claim development patterns would have a Material Effect.

Predicting ultimate claims and estimating reserves in Medical Stop-Loss is more complex than first dollar medical and disability business due to the "excess of loss" nature of these products with very high deductibles applying to specific claims on any individual claimant and in the aggregate for a given group. The level of these deductibles makes it more difficult to predict the amount and payment pattern of such claims. Fluctuations in results for specific coverage are primarily due to the severity and frequency of individual claims, whereas fluctuations in aggregate coverage are largely attributable to frequency of underlying claims rather than severity. Liabilities for first dollar medical reserves and disability coverages are computed using completion factors and expected Net Loss Ratios derived from actual historical premium and claim data.

Due to the short-term nature of Medical Stop-Loss, redundancies or deficiencies will typically emerge during the course of the following year rather than over a number of years. For Employer Stop-Loss, as noted above, the Company maintains its reserves based on underlying pricing assumptions until it determines that an adjustment is appropriate based on emerging experience from all of its MGUs for prior underwriting years. Reserves for HMO Reinsurance and Provider Excess are adjusted on a policy by policy basis. Because of the small number of HMO Reinsurance and Provider Excess policies it writes, the Company is able to evaluate each policy individually for potential liability by reviewing open claims with each HMO or provider group and applying completion factors using historical data.

Fully Insured Health

Reserves for fully insured medical and dental business are established using historical claim development patterns. Claim development by number of months elapsed from the incurred month is studied each month and development factors are calculated. These claim development factors are then applied to the amount of claims paid to date for each incurred month to estimate fully complete claims. The difference between fully complete claims and the claims paid to date is the estimated reserve. Total reserves are the sum of the reserves for all incurred months.

The primary assumption in the determination of fully insured reserves is that historical claim development patterns tend to be representative of future claim development patterns. Factors which may affect this assumption include changes in claim payment processing times and procedures, changes in time delay in submission of claims, and the incidence of unusually large claims. The reserving analysis includes a review of claim processing statistical measures and large claim early notifications; the potential impacts of any changes in these factors are minimal. The delay in submission of claims tends to be stable over time and not subject to significant volatility. The Company does not believe that any reasonably likely change in these factors will have a Material Effect.

Group Disability

The Company's Group Disability segment is comprised of Long Term Disability ("LTD") and Disability Benefits Law ("DBL"). The two "primary" assumptions on which Group Disability reserves are based are: (i) morbidity levels; and (ii) recovery rates. If morbidity levels increase, for example due to an epidemic or a recessionary environment, the Company would increase reserves because there would be more new claims than expected. In regard to the assumed recovery rate, if disabled lives recover more quickly than anticipated then the existing claims reserves would be reduced; if less quickly, the existing claims reserves would be increased. Advancements in medical treatments could affect future recovery, termination, and mortality rates. With respect to LTD only, other assumptions are: (i) changes in market interest rates; (ii) changes in offsets; (iii) advancements in medical treatments; and (iv) cost of living. Changes in market interest rates could change reserve assumptions since the payout period could be as long as 40 years. Changes in offsets such as Social Security benefits, retirement plans and state disability plans also impact reserving. As a result of the forgoing assumptions, it is possible that the historical trend may not be an accurate predictor of the future development of the block. As with most long term insurance reserves that require judgment, the reserving process is subject to uncertainty and volatility and fluctuations may not be indicative of the claim development overall.

While the Company believes that larger variations are possible, the Company does not believe that reasonably likely changes in its "primary" assumptions would have a Material Effect.

Credit Accident and Health ("A&H")

The primary assumptions used in estimating the Credit A&H reserves relate to: (i) the mix of ages of the insured; (ii) the rate of disability; and (iii) the rate of mortality of disabled lives. If the mix is skewed towards older age groups the probability of disability increases. If the rate of disability increases, the Company would increase reserves. If mortality of disabled lives improves, the Company would have to pay benefits for a longer period of time. Ranges are not used to determine the ultimate amount of reported reserves for Credit A&H. Management records its best estimate based on the Company's experience. Credit A&H policies are accounted for based on actuarial estimates of the amount of loss inherent in that period's claims, including losses incurred for which claims have not been reported. The Company establishes reserves for benefit claims that (i) have been reported, but not paid; and (ii) have been incurred, but not reported.

Individual A&H and Other

This segment is a combination of closed lines of business as well as certain small existing lines. While the assumptions used in setting reserves vary between these different lines of business, the assumptions would generally relate to the following: (i) the rate of disability; (ii) the morbidity rates on specific diseases; and (iii) accident rates. The reported reserves are based on management's best estimate for each line within this segment. General uncertainties that surround all insurance reserving methodologies would apply. However, since the Company has so few policies of this type, volatility may occur due to the small number of claims.

Deferred Acquisition Costs

Costs that vary with and are primarily related to acquiring insurance policies and investment type contracts are deferred and recorded as deferred policy acquisition costs ("DAC"). These costs are principally broker fees, agent commissions, and the purchase prices of acquired blocks of business. DAC is amortized to expense and reported separately in the Consolidated Statements of Operations. All DAC within a particular product type is amortized on the same basis using the following methods:

Life

For traditional life insurance and other premium paying policies accounted for under SFAS No. 60, amortization of DAC is charged to expense over the related premium revenue recognition period. Assumptions used in the amortization of DAC are determined based upon the conditions as of the date of policy issue or assumption and are not generally revised during the life of the policy.

For long duration type contracts accounted for under SFAS No. 97, such as annuities and universal life business, amortization of DAC is charged to expense over the life of the book of such contracts based on the present value of the estimated gross profits ("EGPs") expected to be realized over the life of the book of contracts. EGPs consist of margins based on expected mortality rates, persistency rates, interest rate spreads, and other revenues and expenses. The Company regularly evaluates its EGPs to determine if actual experience or other evidence suggests that earlier estimates should be revised. If the Company determines that the current assumptions underlying the EGPs are no longer the best estimate for the future due to changes in actual versus expected mortality rates, persistency rates, interest rate spreads, or other revenues and expenses, the future EGPs are updated using the new assumptions and prospective unlocking occurs. These updated EGPs are utilized for future amortization calculations. The total amortization recorded to date is adjusted through a current charge or credit to the Consolidated Statement of Operations.

Health

For credit health insurance policies accounted for under SFAS No. 60, amortization of DAC is charged to expense in proportion to premium revenue recognized.

Investments

The Company accounts for its investments in debt and equity securities under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* The Company has classified all of its investments as available-for-sale or trading securities. These investments are carried at fair value based on quoted market prices with unrealized gains and losses reported in either accumulated other comprehensive income (loss) in the Consolidated Balance Sheets for available-for-sale securities or as unrealized gains or losses in the Consolidated Statements of Operations for trading securities. Fixed maturities and equity securities available-for-sale totaled $725.4 million and $745.3 million at December 31, 2006 and 2005, respectively. The Company also had $8.9 million and $7.9 million, on average, in trading accounts during 2006 and 2005, respectively. All such trading securities were liquidated at December 31, 2006 and 2005. Net realized gains and losses on investments are computed using the specific identification method and are reported in the Consolidated Statements of Operations.

Declines in value of securities available-for-sale that are judged to be other-than-temporary are determined based on the specific identification method and are reported in the Consolidated Statements of Operations as realized losses. The factors considered by management in determining when a decline is other than temporary include but are not limited to: the length of time and extent to which the fair value has been less than cost; the financial condition and near-term prospects of the issuer; adverse changes in ratings announced by one or more rating agencies; whether the issuer of a debt security has remained current on principal and interest payments; whether the decline in fair value appears to be issuer specific or, alternatively, a reflection of general market or industry conditions (including, in the case of fixed maturities, the effect of changes in market interest rates); and the

Company's intent and ability to hold the security for a period of time sufficient to allow for a recovery in fair value. For securities within the scope of Emerging Issues Task Force Issue 99-20, such as purchased interest-only securities, an impairment loss is recognized when there has been a decrease in expected cash flows combined with a decline in the security's fair value below cost.

RESULTS OF OPERATIONS

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Net income was $14.1 million, or $.93 per share, diluted, for the year ended December 31, 2006, a decrease of $3.2 million compared to net income of $17.3 million, or $1.21 per share, diluted, for the year ended December 31, 2005. The Company's income before taxes decreased $5.4 million to $20.5 million for the year ended December 31, 2006 from $25.9 million for 2005.

Information by business segment for the years ended December 31, 2006 and 2005 is as follows:

December 31, 2006	Premiums Earned	Net Investment Income	Equity Income from AMIC	Fee and Other Income	Benefits, Claims and Reserves	Amortization of Deferred Acquisition Costs	Selling, General and Administrative	Total
					(In thousands)			
Medical stop-loss	$153,087	3,950	699	3,169	107,864	—	40,417	$12,624
Fully Insured	32,590	192	—	29,938	19,128	102	42,399	1,091
Group disability, life, annuities and DBL	44,206	9,594	—	428	31,866	165	15,100	7,097
Individual life, annuities and other	28,787	31,761	—	1,057	39,034	5,103	9,428	8,040
Credit life and disability	21,578	776	—	72	10,163	4,836	8,039	(612)
Corporate	—	2,179	—	—	—	—	6,653	(4,474)
Sub total	$280,248	48,452	699	34,664	208,055	10,206	122,036	23,766
Net realized investment gains								625
Interest expense								(3,890)
Income before income taxes								20,501
Income taxes								(6,440)
Net income								$14,061

December 31, 2005	Premiums Earned	Net Investment Income	Equity Income from AMIC	Fee and Other Income	Benefits, Claims and Reserves	Amortization of Deferred Acquisition Costs	Selling, General and Administrative	Total
				(In thousands)				
Medical stop-loss	$128,501	4,344	1,411	7,120	88,075	—	34,957	$18,344
Fully Insured	17,423	(75)	—	6,710	10,784	600	13,271	(597)
Group disability, life, annuities and DBL	41,888	8,276	—	553	29,301	154	15,729	5,533
Individual life, annuities and other	28,531	25,965	—	605	35,682	4,521	7,891	7,007
Credit life and disability	20,694	815	—	133	9,748	4,813	7,362	(281)
Corporate	—	1,338	—	108	—	—	4,157	(2,711)
Sub total	$237,037	40,663	1,411	15,229	173,590	10,088	83,367	27,295
Net realized investment gains								2,077
Interest expense								(3,496)
Income before income taxes								25,876
Income taxes								(8,575)
Net income								$17,301

Premiums Earned

Total premiums earned grew $43.2 million to $280.2 million from $237.0 million in 2005. The increase is due to: (i) the Medical Stop-Loss segment which increased $24.6 million primarily due to increased retentions and increased production from business written by other carriers; (ii) the Fully Insured segment which had a $15.1 million increase in premiums, comprised of a $3.4 million increase in dental premiums, a $5.3 million increase in short-term medical and a $6.4 million increase in group major medical primarily due to business that was transferred to the Company's carriers during 2006; (iii) an increase of $2.3 million in the Group segment primarily due to a $2.1 million increase in point of service and a $.9 million increase in group term life, partially offset by a $1.1 million decrease in DBL caused by a reduction in statutory rates; (iv) a $.9 million increase in the Credit Life and Disability segment due to new business; and (v) the Individual and Other segment which increased $.3 million.

Net Investment Income

Total net investment income increased $7.8 million primarily due to the maintenance of a higher level of invested assets due to the acquisitions of policy blocks in 2005, and an increase in the investment rate of return during the current year. In addition, the Company's investments in limited partnerships in the Corporate segment contributed more investment income in 2006 than in 2005. The annualized return on total investments was 5.5% for 2006 versus 5.1% for 2005.

Net Realized Investment Gains

Net realized investment gains decreased $1.5 million to $.6 million in 2006 from $2.1 million in 2005. These amounts include gains and losses from sales of fixed maturities and equity securities available-for-sale, as well as trading securities and other investments. Decisions to sell securities are based on management's ongoing evaluation of investment opportunities and economic and market conditions, thus creating fluctuations in gains and losses from period to period.

Equity Income

Equity income from AMIC decreased $.7 million in 2006 compared to 2005, as lower income earned by AMIC was slightly offset by an increase in IHC's ownership in AMIC. IHC's average ownership was approximately 48%

during 2006 compared to an average of 44% during 2005. The reduction in income is primarily due to an increase in net loss ratios of the Medical Stop-Loss business reinsured by AMIC and lower production from the AMIC MGUs.

Fee Income and Other Income

Fee income increased $22.8 million to $32.5 million from $9.7 million in 2005, primarily due to fees of $23.1 million earned by IAC and $.6 million earned by CAIS, which are subsidiaries that were not part of the Company during 2005, partially offset by $.9 million earned by GroupLink that is eliminated in consolidation in 2006 as a result of transferring business from outside insurance carriers to subsidiaries of IHC.

Total other income decreased $3.4 million to $2.1 million from $5.5 million in 2005. This was primarily due to the inclusion of $3.5 million of other income in 2005 from a commutation agreement and a loss ratio cover with a reinsurer that have no equivalent in 2006.

Insurance Benefits, Claims and Reserves

Benefits, claims and reserves increased $34.5 million. The increase is due to: (i) $19.8 million in the Medical Stop-Loss segment resulting primarily from a 5.9% increase in retention and an increase in Net Loss Ratios to 95.2% as compared to 93.2% for 2005 (see "Outlook" for a discussion of factors affecting the recent underwriting profitability of the Medical Stop-Loss segment); (ii) an increase of $8.3 million in the Fully Insured segment due to an increase in premium volume; (iii) a $3.3 million increase in the Individual and Other segment due to higher losses on assumed blocks of annuity and life business and surrenders and interest credited on policies due to acquisitions made in 2005; (iv) an increase of $2.6 million in the Group segment primarily due to a $2.7 million increase related to new business written for group A&H in point of service, a $.9 million increase in group term life losses and a $.6 million increase in interest credited in group annuities, partially offset by a $1.8 million decrease in LTD paid claims and net claims reserves; and (v) a $.5 million increase in the Credit Life and Disability segment caused by higher loss ratios and new business. Insurance benefits, claims and reserves for 2006 includes a charge of $3.8 million to reflect loss development from prior years and a corresponding increase in reserves for the current year, primarily related to the Medical Stop-Loss segment. While management sets reserves based on its best estimates of ultimate claim settlement costs, the Company adjusts reserves as claims mature, approach settlement or are otherwise resolved.

Amortization of Deferred Acquisition Costs

Amortization of deferred acquisition costs increased $.1 million, primarily due to costs associated with the purchase of blocks of business in 2005 offset by amounts eliminated in 2006 as a result of certain acquisitions of subsidiaries in 2006.

Interest Expense on Debt

Interest expense increased $.4 million, primarily due to an increase in the interest rate on $12.4 million of floating rate junior subordinated debt, which averaged 9.1% in 2006 as compared to 7.3% in 2005. In addition, outstanding debt under a line of credit increased $2.5 million during the third quarter of 2006 and the average rate paid on that line was higher in 2006.

Selling, General and Administrative Expenses

Total selling, general and administrative expenses increased $38.6 million in 2006 as compared to 2005. The increase is primarily due to (i) a $29.1 million increase in expenses associated with the operation of the Fully Insured segment, primarily due to the acquisitions of IAC and GroupLink, and higher commission expense due to the increase in premiums; (ii) a $5.4 million increase in commissions and other general expenses in the Medical Stop-Loss segment due to a higher level of premiums earned; (iii) a $1.5 million increase in the Individual and Other segment due to the block acquisitions in 2005; (iv) a $.6 million decrease in the Group segment primarily due to loss experience refunds which reduced commissions in the group A&H business as a result of higher loss ratios in 2006 compared to the prior year; (v) a $.6 million increase in the Credit Life and Disability segment due to new business;

and (vi) a $2.6 million increase in other corporate expenses, including $1.1 million of expenses related to share-based compensation due to the adoption of SFAS 123R in 2006.

Income Taxes

Income tax expense decreased $2.2 million to $6.4 million for 2006 from $8.6 million in 2005 primarily due to the decrease in pre-tax income in 2006. The effective tax rates were 31.4% for 2006 and 33.1% for 2005.

RESULTS OF OPERATIONS

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Net income was $17.3 million or $1.21 per share, diluted, for the year ended December 31, 2005, a decrease of $5.6 million compared to net income of $22.9 million, or $1.60 per share, diluted, for the year ended December 31, 2004. The Company's income before taxes decreased $7.7 million to $25.9 million for the year ended December 31, 2005 from $33.6 million for 2004.

Information by business segment for the years ended December 31, 2005 and 2004 is as follows:

December 31, 2005	Premiums Earned	Net Investment Income	Equity Income from AMIC	Fee and Other Income	Benefits, Claims and Reserves	Amortization of Deferred Acquisition Costs	Selling, General and Administrative	Total
				(In thousands)				
Medical stop-loss	$128,501	4,344	1,411	7,120	88,075	—	34,957	$18,344
Fully Insured	17,423	(75)	—	6,710	10,784	600	13,271	(597)
Group disability, life, annuities and DBL	41,888	8,276	—	553	29,301	154	15,729	5,533
Individual life, annuities and other	28,531	25,965	—	605	35,682	4,521	7,891	7,007
Credit life and disability	20,694	815	—	133	9,748	4,813	7,362	(281)
Corporate	—	1,338	—	108	—	—	4,157	(2,711)
Sub total	$237,037	40,663	1,411	15,229	173,590	10,088	83,367	27,295
Net realized investment gains								2,077
Interest expense								(3,496)
Income before income taxes								25,876
Income taxes								(8,575)
Net income								$17,301

December 31, 2004	Premiums Earned	Net Investment Income	Equity Income from AMIC	Fee and Other Income	Benefits, Claims and Reserves	Amortization of Deferred Acquisition Costs	Selling, General and Administrative	Total
				(In thousands)				
Medical stop-loss	$ 97,140	3,519	2,334	2,519	61,267	—	26,430	$ 17,815
Fully Insured	—	—	—	—	—	—	—	—
Group disability, life, annuities and DBL	36,734	8,482	—	127	27,483	140	12,019	5,701
Individual life, annuities and other	20,757	26,737	—	850	28,446	4,250	6,044	9,604
Credit life and disability	19,436	1,022	—	40	8,746	4,152	6,968	632
Corporate	—	3,155	—	423	—	—	3,756	(178)
Sub total	$174,067	42,915	2,334	3,959	125,942	8,542	55,217	33,574
Net realized investment gains								2,394
Interest expense								(2,338)
Income before income taxes								33,630
Income taxes								(10,691)
Net income								$ 22,939

Premiums Earned

Total premiums earned grew $62.9 million to $237.0 million in 2005 from $174.1 million in 2004. The increase is due to: (i) the Medical Stop-Loss segment which increased $31.4 million primarily due to $29.8 million in increased retention and a $1.6 million increase due to a Net Loss Ratio cover for the 2004 underwriting year that did not exist in 2004; (ii) the new Fully Insured Health segment (formerly Strategic Health) which had $17.4 million of premiums in 2005; (iii) the Individual and Other segment which increased $7.8 million comprised of an increase in retention in blanket accident and sickness policies, an increase in the ordinary life line primarily due to acquisitions and growth in the military and civilian government employee division; (iv) the Credit segment which increased $1.2 million; and (v) a $5.1 million increase in the Group segment due to a $2.7 million increase in group LTD and group life, a $4.3 million increase in other group A&H due to new Point of Service business, partially offset by a $1.9 million decrease in DBL due to the 20% reinsurance agreement with Independence American effected as of July 1, 2004.

Net Investment Income

Total net investment income decreased $2.3 million primarily due to an increase in lower yielding equity securities, and a move toward municipal securities which also provide lower yields, but result in income tax advantaged earnings. In addition, the Company's investments in limited partnerships in the Corporate segment contributed less investment income in 2005 than in 2004. The decrease in yields was partially offset by an increase in invested assets due to the acquisition of policy blocks in 2005. The annualized return on investments was 5.1% for 2005 versus 6.2% for 2004.

Net Realized Investment Gains

Net realized investment gains were $2.1 million in 2005 compared to $2.4 million in 2004, a decrease of $.3 million. Decisions to sell securities are based on cash flow needs, investment opportunities and economic and market conditions, thus creating fluctuations in gains and losses from period to period.

Equity Income

Equity income from AMIC decreased $.9 million due to a decrease in earnings of AMIC, partially offset by an increase in IHC's ownership to approximately 48% at December 31, 2005 from 40% at December 31, 2004.

Fee Income and Other Income

Fee income increased $7.2 million due to: (i) $6.7 million in fee income from the Fully Insured Health segment (formerly Strategic Health), which did not exist in 2004, primarily due to $5.6 million in fee income at HPA and $1.1 million in fee income at GroupLink; and (ii) a $.5 million increase in the Medical Stop-Loss segment primarily caused by a $1.0 million increase in fee income at Majestic, partially offset by a $.5 million decrease in fee income at another MGU.

Total other income increased $4.0 million due primarily to (i) a $1.4 million increase from a commutation agreement, pursuant to which, effective as of January 1, 2005, the reinsurer returned 94% of the net premium collected to date with respect to the 2003 Medical Stop-Loss business ceded to such reinsurer, and the Company has released most future liabilities of such reinsurer with respect to such business; (ii) a $1.4 million increase from the Excess of Loss Agreement related to the expired portion of the 2004 treaty year business; and (iii) $1.2 million primarily generated from the Medical Stop-Loss business.

Insurance Benefits, Claims and Reserves

Benefits, claims and reserves increased $47.6 million. The increase is due to: (i) $26.8 million in the Medical Stop-Loss segment primarily resulting from an increase in retention in 2005 as well as higher Net Loss Ratios on its Medical Stop-Loss line of business in 2005 (93.2%) as compared to 2004 (86.6%); (ii) an increase of $10.8 million in the Fully Insured Health segment which was not formed until after the third quarter of 2004; (iii) a $7.2 million increase in the Individual and Other segment due to higher losses on the assumed block of annuity and life business in run-off status, and higher mortality losses on the ordinary life line subsequent to the acquisitions; (iv) a $1.0 million increase in Credit claims and reserves due to an increase in premiums; and (v) an increase of $1.8 million in the Group segment primarily due to a $1.3 million increase in the group-term life ("GTL") line caused by increased retention and frequency of claims experienced, a $2.1 million increase in the group A&H line due to new business, and a $.7 million increase in the VFD annuity line due to increased business, partially offset by a $2.3 million decrease in the DBL line due to the 20% reinsurance agreement previously mentioned. Insurance benefits, claims and reserves for 2005 includes a charge of $.6 million to reflect loss development from prior years and a corresponding increase in reserves for the current year. While management sets reserves based on its best estimates of ultimate claim settlement costs, the Company adjusts reserves as claims mature, approach settlement or are otherwise resolved.

Amortization of Deferred Acquisition Costs

Amortization of deferred acquisition costs increased $1.5 million due to amortization of expenses related to the new Fully Insured Health segment and acquisitions of policy blocks.

Interest Expense on Debt

Interest expense increased $1.2 million primarily due to the issuance of $15.5 million of fixed rate subordinated debt during the fourth quarter of 2004. The Company had $38.2 million of fixed rate debt (including $25.7 million of junior subordinated debt) and $12.4 million of floating rate junior subordinated debt at December 31, 2005. The floating rate debt carried a weighted average interest rate of 7.3% in 2005 versus 5.5% in 2004.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $28.1 million primarily due to (i) an $8.5 million increase in the Medical Stop-Loss segment caused by a $2.9 million increase in commissions due to greater retention rates, higher profit commissions and higher levels of assumed premiums, which charge higher commission rates, and a $5.6 million increase in other general expenses corresponding with the increase in premiums;

(ii) a $13.3 million increase in the Fully Insured Health segment due to the inception of this line of business in 2005 and the lack of any business from HPA and GroupLink, in 2004; (iii) a $3.7 million increase in the Group segment primarily due to a $1.8 million increase in commissions, $.5 million in expenses on new business in the group A&H line, a $1.1 million increase in commissions on annuities, and $.5 million of increased expenses in the GTL line, partially offset by a $.2 million decrease in other expenses; (iv) a $1.8 million increase in the Individual and Other segment due to $1.0 million in increased commissions on annuities, a $.5 million increase in expenses on the blanket line, and a $.3 million increase in other expenses; (v) a $.4 million increase in the Credit segment due to increased commissions and expenses commensurate with higher premiums; and (vi) a $.4 million increase in Corporate segment expenses primarily due to higher audit fees and Sarbanes-Oxley compliance costs.

Income Taxes

Income tax expense decreased $2.1 million to $8.6 million for the year ended December 31, 2005 from $10.7 million for 2004. This results in effective rates of 33.1% for the year ended December 31, 2005 and 31.8% for the year ended December 31, 2004. The higher effective tax rate in 2005 primarily reflects the impact in 2004 of the reversal of $1.1 million in prior tax expenses based upon the provisions of the 2004 American Jobs Creation Act, which was not repeated in 2005, partially offset by an increase in income earned on tax-advantaged securities in 2005.

Fourth Quarter Earnings

Net income amounted to $895,000, or $.06 per share, diluted, for the three months ended December 31, 2005 compared to $6,343,000, or $.44 per share, diluted, for the three months ended December 31, 2004. The decrease in net income in the fourth quarter of 2005 is primarily attributable to higher than expected Net Loss Ratios on the employer Medical Stop-Loss segment due to claim development in 2005; and a significant reduction in investment income due to lower yields in 2005 as compared to 2004.

LIQUIDITY

Insurance Group

The Insurance Group normally provides cash flow from: (i) operations; (ii) the receipt of scheduled principal payments on its portfolio of fixed maturities; and (iii) earnings on investments. Such cash flow is partially used to fund liabilities for insurance policy benefits. These liabilities represent long-term and short-term obligations.

Corporate

Corporate derives its funds principally from: (i) dividends from the Insurance Group; (ii) management fees from its subsidiaries; and (iii) investment income from Corporate liquidity. Regulatory constraints historically have not affected the Company's consolidated liquidity, although state insurance laws have provisions relating to the ability of the parent company to use cash generated by the Insurance Group.

Total Corporate liquidity (cash, cash equivalents, resale agreements, short-term investments, fixed maturities, equity securities, partnership interests and certain other current assets, net of current liabilities) amounted to $23.9 million at December 31, 2006.

BALANCE SHEET

Total investments and cash and cash equivalents increased $8.3 million during 2006 largely due to a $26.1 million decrease in net amounts due from and to reinsurers and $2.5 million of debt proceeds, partially offset by $21.0 million in cash used for acquisitions and a $1.3 million increase in unrealized losses on available for sale securities.

Insurance reserves-life and annuity decreased $11.4 million primarily due to the recapture of an ordinary life block of business at Standard Life of $9.5 million, the runoff of acquired blocks of $8.0 million and $4.5 million due to the final settlement of several life and annuity acquisitions made in 2005. Reserves on block acquisitions are subject to change at final settlement. Deferred acquisition costs decreased $7.0 million of which $4.5 million is also due to the final settlement of the 2005 acquisitions.

The Company had net receivables from reinsurers of $73.4 million at December 31, 2006. Substantially all of the business ceded to such reinsurers is of short duration. All of such receivables are either due from the Company's affiliate, Independence American, highly rated companies or are adequately secured. No allowance for doubtful accounts was necessary at December 31, 2006.

The $32.4 million increase in total stockholders' equity in 2006 is primarily due to $14.1 million in net income and a $20.4 million net increase in common stock and paid-in capital, mostly from issuances of common shares in acquisitions, partially offset by dividends of $.8 million and a $.9 million increase in after-tax net unrealized losses on investments.

In September 2006, the staff of the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires quantification of prior year immaterial uncorrected misstatements under both the "rollover approach" and the "iron curtain approach." The "rollover approach" quantifies a misstatement based on the amount of the error originating in the current year income statement, but ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years. The "iron curtain approach" quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origination. Prior to SAB 108, the Company utilized the rollover approach when quantifying misstatements. The provisions of SAB 108 must be applied to financial statements for fiscal years ending after November 15, 2006.

The Company previously reported actual premiums and related amounts from its Medical Stop-Loss and Fully Insured Health lines of business using a consistent one and two month lag, respectively, rather than through the end of the reporting period. The resulting misstatement primarily arose over the period from 2002 to 2005 when the Company experienced considerable growth in these lines of business. This misstatement was not material to the consolidated financial statements in any of the respective years affected.

Under the rollover approach described above, management did not consider this item to be material to the consolidated financial statements. However, under the dual approach required by SAB 108, this item is being adjusted effective as of January 1, 2006. The Company recognized an increase in due and unpaid premiums of $12,987,000; an increase in insurance reserves — health of $9,069,000; an increase in commissions payable of $3,060,000; an increase in income taxes payable of $300,000; and an increase in retained earnings of $558,000. These amounts were recorded as adjustments of January 1, 2006 opening balances for these accounts and the impact, net of tax, was reflected as a cumulative effect adjustment to retained earnings.

Asset Quality

The nature and quality of insurance company investments must comply with all applicable statutes and regulations, which have been promulgated primarily for the protection of policyholders. Of the aggregate carrying value of the Insurance Group's investment assets, approximately 90.6% was invested in investment grade fixed maturities, resale agreements, policy loans and cash and cash equivalents at December 31, 2006. Also at such date, approximately 99.0% of the Insurance Group's fixed maturities were investment grade. These investments carry less risk and, therefore, lower interest rates than other types of fixed maturity investments. At December 31, 2006, approximately 1.0% of the carrying value of fixed maturities was invested in diversified non-investment grade fixed maturities (investments in such securities have different risks than investment grade securities, including greater risk of loss upon default, and thinner trading markets). The Company does not have any mortgage loans or non-performing fixed maturities at December 31, 2006.

Investment Impairments

The Company reviews its investments regularly and monitors its investments continually for impairments. For the year ended December 31, 2006, the Company recorded $.2 million of realized losses for other-than-temporary impairments.

The Company's gross unrealized losses on fixed maturities totaled $17.8 million at December 31, 2006. Substantially all of these securities were investment grade. The Company holds all fixed maturities as available-for-sale securities and, accordingly, marks all of its fixed maturities to market through accumulated other comprehensive income or loss. The unrealized losses on all available-for-sale securities have been evaluated in accordance with the Company's policy and were determined to be temporary in nature at December 31, 2006.

Health Reserves

The following table summarizes the prior year net unfavorable amount incurred in 2006 according to the year to which it relates, together with the opening reserve balance (net of reinsurance recoverable) to which it relates (in thousands):

	Reserves at January 1, 2006	Prior Year Amount Incurred in 2006
Total Reserves		
2005	$65,776	$(5,413)
2004	10,802	1,500
2003	3,981	106
2002 and Prior	9,023	3
Total	$89,582	$(3,804)

The following sections describe, for each segment, the deficiency — unfavorable development or redundancy — favorable development experienced in 2006, together with the key assumptions and changes therein affecting the reserve estimates.

Medical Stop-Loss

The Company experienced net unfavorable development of $6.2 million in the Medical Stop-Loss segment. The net unfavorable development is based on $7.0 million negative development in the 2005 reserves, partially offset by positive development of $.8 million related to prior years. While the Company establishes a best estimate of the Projected Net Loss Ratio, it is reasonably likely that the actual experience will fall within a range up to five Net Loss Ratio points above or below this ratio. Larger variations are also possible, as was the case with the 2004 and 2005 underwriting years which deviated by 12.5 and 7.1 Net Loss Ratio points, respectively. The Company sets its pricing and underwriting guidelines at the beginning of each treaty year based on its evaluation of its own experience and current market conditions. Changes in market conditions through the treaty year have unexpected effects on the underwriting and rating decisions of its MGUs and produce results which vary from the expectations implicit in its pricing. With respect to the 2005 reserves, the deficiency was primarily due to the continuing deterioration of the business underwritten in 2004 and 2005. The higher deviation was largely a result of: (i) the "soft" Medical Stop-Loss market continuing longer than anticipated; (ii) deviations from underwriting guidelines and disclosure protocols by certain of its MGUs and producers as a result of the soft market, which were detected by the Company in its 2005 underwriting audits; and (iii) an unanticipated continuation of historically high inpatient hospital cost trends. This, larger than expected, deviation was magnified for 2005 reserves because of an overall increase in the Company's risk retention. With respect to the 2004 and prior reserves, the positive deviation resulted from loss development being much lower than anticipated based on the Company's historical loss development patterns.

Group Disability

The Group Disability segment had a favorable development of $2.5 million. This amount consists of a favorable development of $1.7 million on the 2005 reserves primarily due to DBL and a net favorable development of $.6 million for all other years due to LTD.

Due to the long-term nature of LTD, in establishing loss reserves the Company must make estimates for case reserves, incurred but not reported reserves ("IBNR"), and reserves for Loss Adjustment Expenses ("LAE"). Case reserves generally equal the Company's best estimate of the present value of the liability for future benefits to be paid on claims incurred as of the balance sheet date. The LAE reserve is calculated based on an actuarial expense study. Since the LTD block of policies is relatively small, results can vary from year to year solely on the basis of one or two policies. It is not uncommon for a reserve of several hundred thousand dollars to be associated with one policy. If a small number of claimants with large policy reserves were to recover or a few large claims were incurred, the results could distort the Company's reserve estimates from year to year. However, there were no individual factors in 2006 that caused the favorable development in LTD. With respect to DBL, reserves for the most recent quarter of earned premium are established using a Net Loss Ratio methodology. The Net Loss Ratio is determined by applying the completed prior four quarters of historical Net Loss Ratios to the last quarter of earned premium. Reserves associated with the premium earned prior to the last quarter are established using a completion factor methodology. The completion factors are developed using the historical payment patterns for DBL. The favorable development in the DBL line is due to lower than expected claims.

There were no changes in the Company's experience factor or the IBNR factor for Group Disability. The reserving process used by management was consistent from 2005 to 2006.

Credit A&H

The Credit A&H unfavorable development for 2006 was $.3 million which relates to 2005 reserves. There were no changes in the Company's experience factor or the IBNR factor for Credit A&H used in the reserving process from 2005 to 2006.

Individual A&H and Other

The Individual A&H and Other segment had a negligible amount of favorable development for 2006. The reserving process used by management was consistent from 2005 to 2006.

CAPITAL RESOURCES

Due to its strong capital ratios, broad licensing and excellent asset quality and credit-worthiness, the Insurance Group remains well positioned to increase or diversify its current activities. It is anticipated that future acquisitions or other expansion of operations will be funded internally from existing capital and surplus and parent company liquidity. In the event additional funds are required, it is expected that they would be borrowed or raised in the public or private capital markets to the extent determined to be necessary or desirable. In November 2004, December 2003 and March 2003, the Company borrowed $15.0 million, $12.0 million and $10.0 million, respectively, through pooled trust preferred issuances by subsidiary trusts. In September 2003, the Company entered into a $12.5 million line of credit, which was increased to $15.0 million in 2006, all of which was drawn down. See Note 11 of the Notes to Consolidated Financial Statements in Item 8.

IHC enters into a variety of contractual obligations with third-parties in the ordinary course of its operations. These obligations, as of December 31, 2006, are set forth in the table below. However, we do not believe that our cash flow requirements can be fully assessed based upon an analysis of these obligations. Future cash outflows, whether they are contractual obligations or not, also will vary based upon our future needs. Although some outflows are fixed, others depend on future events. The Company had the following expected contractual obligations relating to debt, trust preferred securities (junior subordinated debt), non-cancelable leases, insurance reserves and funds on deposit at December 31, 2006:

	Debt	Junior Subordinated Debt	Leases	Insurance Reserves	Funds on Deposit	Total
2007	$ 2,500	$ —	$ 2,950	$140,180	$ 43,391	$189,021
2008	2,500	—	2,872	36,151	40,894	82,417
2009	10,000	—	2,110	29,780	39,494	81,384
2010	—	—	1,676	26,197	38,260	66,133
2011	—	—	1,556	24,213	35,943	61,712
2012 and thereafter	—	38,146	3,766	180,599	180,563	403,074
Totals	$15,000	$38,146	$14,930	$437,120	$378,545	$883,741

In accordance with SFAS No. 115, the Company may carry its portfolio of fixed maturities either as held to maturity (carried at amortized cost), as trading securities (carried at fair market value) or as available-for-sale (carried at fair market value). The Company has chosen to carry its fixed maturities as available-for-sale. In 2006, the Company experienced an increase in unrealized losses of $1.4 million which, net of deferred tax benefits and an allocation to deferred policy acquisition costs, decreased stockholders' equity by $.9 million (reflecting net unrealized losses of $9.3 million at December 31, 2006 compared to net unrealized losses of $8.4 million at December 31, 2005). From time to time, as warranted, the Company employs investment strategies to mitigate interest rate and other market exposures.

OUTLOOK

For 2007, IHC's business plan is to: (i) continue its rapid expansion into the Fully Insured Health sector with particular emphasis on transactions that leverage its vertically integrated strategy of generating fee income at multiple levels of marketing and administration, as well as risk profit and profit commission income, (ii) continue to improve the profitability of its core lines of business, in particular Medical Stop-Loss, while expanding distribution, (iii) expand distribution of its life and disability products, and (iv) acquire blocks of life and annuity business, and blocks of fully insured health and dental to the extent opportunities arise. The following summarizes what IHC has accomplished and the outlook for 2007 and beyond by segment.

Historic Core Lines of Business

IHC has historically been a life and health insurance holding company for two insurance companies, Standard Security Life Insurance Company of New York ("Standard Security Life") and Madison National Life Insurance Company, Inc. ("Madison National Life"), which relied on independent general agents, managing general underwriters (MGUs) and administrators to perform the majority of all marketing, underwriting, claims and administrative functions for its two primary product segments (Medical Stop-Loss and Group disability, life, annuities and DBL). The Company emphasizes underwriting profits and not top line growth. However, Medical Stop-Loss is excess business, which is more volatile and tends to be more cyclical in nature than Fully Insured Health business. When an excess product experiences several consecutive years of underwriting profitability, it is not unusual for there to be more competitors entering that line, which can increase pressure on pricing and create a "softer" market. The Medical Stop-Loss market began to "soften" in 2003, and less favorable conditions continued through 2006. Despite these market conditions, the Company recorded Net Loss Ratios of 86.6%, 93.2% and 95.2% for the years ended December 31, 2004, 2005 and 2006, respectively, from its Medical Stop-Loss line. While still profitable, the Company did not consider the Net Loss Ratio for such years to be acceptable. In 2005 and throughout 2006, the Company increased rates and made changes in its underwriting guidelines in response to the results of its underwriting audits. Based on currently available information, business incepting in 2006, of which a material portion will be earned and recorded in 2007, is projected to achieve a Net Loss Ratio that is meaningfully lower than that of business incepting in 2005, just as the Net Loss Ratio on business incepting in 2005 was meaningfully lower than that of business incepting in 2004.

With respect to distribution, as of December 31, 2006 Standard Security Life wrote Medical Stop-Loss in all 50 states through eleven MGUs, and Madison National Life was licensed to write this line in 49 states through three MGUs. Of these MGUs, the Company has a significant ownership interest in five MGUs (including those owned by AMIC), which produced $128.3 million (60.5%) of IHC's Medical Stop-Loss premium in 2006.

The Company does not anticipate significant growth or shrinkage in Medical Stop-Loss or its other historic core lines of business, including group life and disability, DBL, and credit life and disability.

Expansion of Fully Insured Health Segment

Through the acquisitions of HPA and GroupLink in 2005 and IAC in 2006, IHC has expanded into multiple new Fully Insured Health first-dollar health products, including short-term medical ("STM"), group major medical and major medical for individuals and families (including Consumer Driven Health Plans ("CDHPs")), dental and vision (the "Fully Insured Health Products"). These products are now approved in the majority of states, although the Company does not anticipate writing most of its Fully Insured Health Products in the northeastern and certain other states. IHC will further expand its Fully Insured Health Products in 2007 to include limited medical. Collectively, IHC will administer, manage and distribute its Fully Insured Health Products to 50,000 general agents, agents and brokers ("Producers") in the majority of states. IHC believes this is one of the largest networks of Producers focusing on the sale of Fully Insured Health Products in the country. In addition, the Company now owns two companies (CAIS and IHC Health Solutions) that are marketing its major medical for groups, individuals and families (including CDHPs), STM and dental products through alternative distribution methods in addition to general agents. Assuming completion of the acquisition of Actuarial Management Corp., which is contemplated to occur in the second quarter of 2007, the Company will not only bring in-house the actuarial expertise necessary to maintain the profitability of the block, but will add another source of fee income and potentially profit commission.

The Company believes that, on an annualized basis, by the end of 2007, its Fully Insured Health premiums will exceed those generated by its Medical Stop-Loss line and will account for one-third of its gross premiums. The Fully Insured Health market is a much larger market than the excess market, estimated at $500 billion compared to a Medical Stop-Loss market of approximately $4 billion. As a result of its multiple product filings, distribution sources, and the sheer size of the market, the Company is optimistic that its Fully Insured Health business will continue to grow rapidly while continuing to yield profitable results, which will help balance the more volatile and cyclical Medical Stop-Loss business.

Expansion of Life & Annuity Block Acquisitions

IHC will continue to look for financially viable life and annuity acquisitions during 2007. Although the source and timing of new acquisitions is unpredictable, the Company believes that it will have acquisition prospects during the remainder of 2007. The Company is also exploring the possibility of leveraging its administrative capabilities to administer large blocks of life and annuities for other carriers for whom this is not a core business.

Summary

In summary, the Company anticipates improved operating performance in 2007 as a result of (i) increased premiums and fee income from multiple fully insured health products distributed through expanded distribution channels; (ii) continued improved profitability of its Medical Stop-Loss business; (iii) reduced susceptibility to market cycles due to a better balance between excess and fully insured health business; and (iv) acquisitions of blocks of business to the extent opportunities present themselves.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The Company manages interest rate risk by seeking to maintain an investment portfolio with a duration and average life that falls within the band of the duration and average life of the applicable liabilities. Options may be utilized to modify the duration and average life of such assets.

The following summarizes the estimated pre-tax change in fair value (based upon hypothetical parallel shifts in the U.S. Treasury yield curve) of the fixed income portfolio assuming immediate changes in interest rates at specified levels at December 31, 2006:

Change in Interest Rates	Estimated Fair Value	Estimated Change In Fair Value
	(In millions)	
200 basis point rise	$587.0	$(78.4)
100 basis point rise	626.1	(39.2)
Base scenario	665.3	—
100 basis point decline	702.9	37.6
200 basis point decline	741.7	76.4

The Company monitors its investment portfolio on a continuous basis and believes that the liquidity of the Insurance Group will not be adversely affected by its current investments. This monitoring includes the maintenance of an asset-liability model that matches current insurance liability cash flows with current investment cash flows. This is accomplished by first creating an insurance model of the Company's in-force policies using current assumptions on mortality, lapses and expenses. Then, current investments are assigned to specific insurance blocks in the model using appropriate prepayment schedules and future reinvestment patterns.

The results of the model specify whether the investments and their related cash flows can support the related current insurance cash flows. Additionally, various scenarios are developed changing interest rates and other related assumptions. These scenarios help evaluate the market risk due to changing interest rates in relation to the business of the Insurance Group.

In the Company's analysis of the asset-liability model, a 100 to 200 basis point change in interest rates on the Insurance Group's liabilities would not be expected to have a material adverse effect on the Company. With respect to its liabilities, if interest rates were to increase, the risk to the Company is that policies would be surrendered and assets would need to be sold. This is not a material exposure to the Company since a large portion of the Insurance Group's interest sensitive policies are burial policies that are not subject to the typical surrender patterns of other interest sensitive policies, and many of the Insurance Group's universal life and annuity policies were acquired from liquidated companies which tend to exhibit lower surrender rates than such policies of continuing companies. Additionally, there are charges to help offset the benefits being surrendered. If interest rates were to decrease substantially, the risk to the Company is that some of its investment assets would be subject to early redemption. This is not a material exposure because the Company would have additional unrealized gains in its investment portfolio to help offset the future reduction of investment income. With respect to its investments, the Company employs (from time to time as warranted) investment strategies to mitigate interest rate and other market exposures.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

See Index to Consolidated Financial Statements and Schedules on page 54.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

IHC's Chief Executive Officer and Chief Financial Officer supervised and participated in IHC's evaluation of its disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed in IHC's periodic reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Based upon that evaluation, IHC's Chief Executive Officer and Chief Financial Officer concluded that IHC's disclosure controls and procedures are effective.

There has been no change in IHC's internal control over financial reporting during the fourth quarter of 2006 that has materially affected, or is reasonably likely to materially affect, IHC's internal control over financial reporting.

The Report of Management on Internal Control Over Financial Reporting and the related Report of Independent Registered Public Accounting Firm are included in Item 8 of this Form 10-K.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this Item concerning the Company's directors and executive officers is incorporated by reference from the Company's definitive proxy statement relating to the annual meeting of stockholders to be held in June 2007, which definitive proxy statement will be filed with the Securities and Exchange Commission, under the headings, "Nominees," "Board Committees and Meetings," "Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance."

The Company's written Code of Business Ethics and Corporate Code of Conduct collectively apply to all of the Company's directors and employees, including the Company's executive officers, including, without limitation, the Company's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Code of Business Ethics is available on the Company's website at: www.independenceholding.com under the Corporate Information/ Corporate Governance tabs. Changes to, or waivers of, the Code of Business Ethics will be disclosed on the same website.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item is incorporated by reference to the sections of the Company's definitive proxy statement relating to the annual meeting of stockholders to be held in June 2007, which definitive proxy statement will be filed with the Securities and Exchange Commission, under the headings, "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," and "Compensation of Non-Employee Directors."

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this Item is incorporated by reference to the sections of the Company's definitive proxy statement relating to the annual meeting of stockholders to be held in June 2007, which definitive proxy statement will be filed with the Securities and Exchange Commission, under the headings, "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans."

ITEM 13. *CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

The information required by this Item is incorporated by reference to the sections of the Company's definitive proxy statement relating to the annual meeting of stockholders to be held in June 2007, which definitive proxy statement will be filed with the Securities and Exchange Commission, under the headings, "Nominees" and "Certain Relationships and Related Transactions."

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required by this Item is incorporated by reference to the sections of the Company's definitive proxy statement relating to the annual meeting of stockholders to be held in June 2007, which definitive proxy statement will be filed with the Securities and Exchange Commission, under the heading, "Principal Accounting Fees and Services."

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) *(1) and (2)*

See Index to Consolidated Financial Statements and Schedules on page 54.

(a) *(3) EXHIBITS*

See Exhibit Index on page 101.

SIGNATURES

Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 15, 2007.

INDEPENDENCE HOLDING COMPANY
REGISTRANT

By: /s/ Roy T. K. Thung
Roy T.K. Thung
President, and
Chief Executive Officer
(Principal Executive Officer)

By: /s/ Teresa A. Herbert
Teresa A. Herbert
Senior Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of the 15th day of March, 2007.

Signature	Title
/s/ Larry R. Graber Larry R. Graber	Director and Senior Vice President
/s/ Allan C. Kirkman Allan C. Kirkman	Director
/s/ John L. Lahey John L. Lahey	Director
/s/ Steven B. Lapin Steven B. Lapin	Director and Vice Chairman
/s/ Edward Netter Edward Netter	Director and Chairman
/s/ James G. Tatum James G. Tatum	Director
/s/ Roy T.K. Thung Roy T.K. Thung	Director, President, and Chief Executive Officer (Principal Executive Officer)
/s/ Teresa A. Herbert Teresa A. Herbert	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

INDEPENDENCE HOLDING COMPANY AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

* All other schedules have been omitted as they are not applicable or not required, or the information is included in the Consolidated Financial Statements or Notes thereto.

Report of Management on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
Independence Holding Company:

The management of Independence Holding Company ("IHC") is responsible for establishing and maintaining adequate internal control over financial reporting. IHC's internal control system is a process designed to provide reasonable assurance to the company's management and board of directors regarding the reliability of financial reporting and fair presentation of published financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of IHC's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework.* Based on our assessment we concluded that, as of December 31, 2006, IHC's internal control over financial reporting is effective.

KPMG LLP, the independent registered public accounting firm that audited the consolidated financial statements in this Annual Report, has issued an audit report on management's assessment of, and the effective operation of, IHC's internal control over financial reporting as of December 31, 2006, which is included herein on page 56.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Independence Holding Company:

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that Independence Holding Company and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Independence Holding Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 15, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York
March 15, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Independence Holding Company:

We have audited the accompanying consolidated financial statements of Independence Holding Company and subsidiaries (the "Company") as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Independence Holding Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment", and SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

New York, New York
March 15, 2007

INDEPENDENCE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31,

	2006	2005
	(In thousands, except share data)	
ASSETS:		
Investments:		
Short-term investments	$ 9,910	$ 8,810
Securities purchased under agreements to resell	68,849	44,399
Fixed maturities, available-for-sale	665,340	683,008
Equity securities, available-for-sale	60,043	62,300
Other investments	55,034	57,287
Total investments	859,176	855,804
Cash and cash equivalents	17,543	12,659
Due from securities brokers	660	1,951
Investment in American Independence Corp. ("AMIC")	39,942	39,167
Deferred acquisition costs	55,021	62,000
Due and unpaid premiums	23,860	12,230
Due from reinsurers	111,476	111,135
Premium and claim funds	51,244	14,248
Notes and other receivables	13,994	12,102
Goodwill	46,603	16,110
Other assets	40,165	20,149
TOTAL ASSETS	$1,259,684	$1,157,555
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Insurance reserves-health	$ 175,048	$ 159,600
Insurance reserves-life and annuity	262,072	273,449
Funds on deposit	378,545	370,701
Unearned premiums	19,982	18,524
Policy claims-health	7,407	4,839
Policy claims-life	6,799	8,742
Other policyholders' funds	18,299	18,350
Due to securities brokers	—	4,856
Due to reinsurers	38,109	11,667
Accounts payable, accruals and other liabilities	69,127	37,430
Debt	15,000	12,500
Junior subordinated debt securities	38,146	38,146
TOTAL LIABILITIES	1,028,534	958,804
STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	—	—
Common stock $1.00 par value, 20,000,000 shares authorized; 15,293,862 and 14,235,066 shares issued, respectively; 15,175,467 and 14,132,149 shares outstanding, respectively	15,294	14,235
Paid-in capital	97,873	78,554
Accumulated other comprehensive loss	(9,302)	(8,414)
Treasury stock, at cost; 118,395 and 102,917 shares, respectively	(2,237)	(1,829)
Retained earnings	129,522	116,205
TOTAL STOCKHOLDERS' EQUITY	231,150	198,751
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,259,684	$1,157,555

The accompanying notes are an integral part of these consolidated financial statements.

INDEPENDENCE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Year Ended December 31,

	2006	2005	2004
	(In thousands, except per share data)		
REVENUES:			
Premiums earned:			
Health	$236,795	$195,123	$141,078
Life and annuity	43,453	41,914	32,989
Net investment income	48,452	40,663	42,915
Fee income	32,533	9,704	2,503
Net realized investment gains	625	2,077	2,394
Equity income from AMIC	699	1,411	2,334
Other income	2,131	5,525	1,456
	364,688	296,417	225,669
EXPENSES:			
Insurance benefits, claims and reserves:			
Health	155,700	125,583	88,134
Life and annuity	52,355	48,007	37,808
Selling, general and administrative expenses	122,036	83,367	55,217
Amortization of deferred acquisition costs	10,206	10,088	8,542
Interest expense on debt	3,890	3,496	2,338
	344,187	270,541	192,039
Income before income taxes	20,501	25,876	33,630
Income tax expense	6,440	8,575	10,691
NET INCOME	$ 14,061	$ 17,301	$ 22,939
Basic income per common share	$ .95	$ 1.23	$ 1.63
WEIGHTED AVERAGE SHARES OUTSTANDING	14,872	14,018	14,058
Diluted income per common share	$ .93	$ 1.21	$ 1.60
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	15,167	14,292	14,372

The accompanying notes are an integral part of these consolidated financial statements.

INDEPENDENCE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-In	Accumulated Other Comprehensive	Treasury Stock		Retained	Total Stockholders'
	Shares	Amount	Capital	Income (Loss)	Shares	Amount	Earnings	Equity
	(In thousands, except share data)							
BALANCE AT DECEMBER 31, 2003	14,049,510	$14,049	$ 96,271	$ 647	(145,251)	$(20,837)	$ 78,766	$168,896
Net income							22,939	22,939
Net change in unrealized gains (losses)				(2,623)				(2,623)
Total comprehensive income								20,316
Purchase of treasury stock			(75)		(300,780)	(5,895)	75	(5,895)
Exercise of common stock options and related tax benefits	56,188	56	3,246		313,731	859	(139)	4,022
Common stock dividend ($.05 per share)							(704)	(704)
80% common stock dividend			(23,497)			23,497		—
Purchase of Majestic	129,808	130	1,970					2,100
Other capital transactions	(440)		118					118
BALANCE AT DECEMBER 31, 2004	14,235,066	$14,235	$ 78,033	$(1,976)	(132,300)	$ (2,376)	$100,937	$188,853
Net income							17,301	17,301
Net change in unrealized gains (losses)				(6,438)				(6,438)
Total comprehensive income								10,863
Purchase of treasury stock					(310,200)	(5,624)		(5,624)
Exercise of common stock options and related tax benefits			406		100,461	1,801	(1,147)	1,060
Common stock dividend ($.05 per share)							(701)	(701)
Additional purchases of AMIC					239,122	4,370	(185)	4,185
Other capital transactions			115					115
BALANCE AT DECEMBER 31, 2005	14,235,066	$14,235	$ 78,554	$(8,414)	(102,917)	$ (1,829)	$116,205	$198,751
Adjustment to January 1, 2006 beginning balance for adoption of Staff Accounting Bulletin No. 108							558	558
January 1, 2006 balance, as adjusted	14,235,066	$14,235	$ 78,554	$(8,414)	(102,917)	$ (1,829)	$116,763	$199,309
Net income							14,061	14,061
Net change in unrealized gains (losses)				(888)				(888)
Total comprehensive income								13,173
Purchase of treasury stock					(58,315)	(1,180)		(1,180)
Exercise of common stock options and related tax benefits	438,050	438	5,210		40,170	725	(545)	5,828
Common stock dividend ($.05 per share)							(757)	(757)
Purchase of IAC	446,663	447	9,175					9,622
Purchase of CAIS	46,250	46	1,012					1,058
Other stock issuances	127,833	128	2,438		1,417	25		2,591
Share-based compensation expense			1,401		1,250	22		1,423
Other capital transactions			83					83
BALANCE AT DECEMBER 31, 2006	15,293,862	$15,294	$ 97,873	$(9,302)	(118,395)	$ (2,237)	$129,522	$231,150

The accompanying notes are an integral part of these consolidated financial statements.

INDEPENDENCE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31,

	2006	2005	2004
		(In thousands)	
Cash Flows Provided By (Used By) Operating Activities:			
Net income	$ 14,061	$ 17,301	$ 22,939
Adjustments to reconcile net income to net change in cash from operating activities:			
Amortization of deferred acquisition costs	10,206	10,088	8,542
Net realized investment gains	(625)	(2,077)	(2,394)
Equity income from AMIC and other equity method investments	(1,518)	(3,096)	(3,285)
Depreciation and amortization	2,963	1,970	898
Share-based compensation expenses	1,567	—	—
Deferred tax expense	2,035	4,859	4,494
Other	1,324	1,291	1,855
Changes in assets and liabilities:			
Net sales of trading securities	864	638	551
Change in insurance liabilities	(13,560)	(11,777)	(7,998)
Additions to deferred acquisition costs	(3,897)	(13,436)	(12,177)
Change in net amounts due from and to reinsurers	26,101	19,084	9,959
Change in premium and claim funds	(25,496)	(3,647)	(832)
Change in income tax liability	(4,300)	(193)	173
Change in due and unpaid premiums	1,643	(2,488)	(890)
Change in other assets	(1,533)	(443)	228
Change in other liabilities	7,200	3,662	538
Net change in cash from operating activities	17,035	21,736	22,601
Cash Flows Provided By (Used By) Investing Activities:			
Change in net amount due from and to securities brokers	(3,565)	(7,059)	6,734
Net sales (purchases) of short-term investments	(1,103)	11,297	(12,941)
Net sales (purchases) of securities under resale and repurchase agreements	(24,450)	49,145	(66,995)
Sales of equity securities	114,116	23,780	30,623
Purchases of equity securities	(110,374)	(72,361)	(20,916)
Sales of and principal repayments on fixed maturities	337,819	679,037	1,171,384
Maturities of fixed maturities	2,700	1,300	4,000
Purchases of fixed maturities	(327,981)	(829,251)	(1,235,879)
Proceeds of sales of other investments	10,436	6,325	2,182
Additional investments in other investments, net of distributions	(5,770)	(654)	(3,280)
Cash paid in acquisitions of companies, net of cash acquired	(20,950)	(12,049)	(1,540)
Investment in AMIC	—	(4,964)	(1,464)
Cash received in acquisitions of policy blocks	4,979	130,509	25,785
Change in notes receivable	(1,658)	(5,477)	7,335
Other	(5,201)	(2,126)	(1,726)
Net change in cash from investing activities	(31,002)	(32,548)	(96,698)
Cash Flows Provided By (Used By) Financing Activities:			
Proceeds from issuance of common stock	2,500	—	—
Repurchases of common stock	(1,180)	(5,624)	(5,667)
Exercises of common stock options	3,488	653	2,054
Excess tax benefits from exercises of common stock options	1,821	—	—
Proceeds of investment-type insurance contracts	10,451	15,947	16,572
Proceeds of debt and junior subordinated debt securities, net	2,500	—	14,533
Dividends paid	(729)	(701)	(746)
Net change in cash from financing activities	18,851	10,275	26,746
Net change in cash and cash equivalents	4,884	(537)	(47,351)
Cash and cash equivalents, beginning of year	12,659	13,196	60,547
Cash and cash equivalents, end of year	$ 17,543	$ 12,659	$ 13,196

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Significant Accounting Policies and Practices

(A) Business and Organization

Independence Holding Company, a Delaware corporation, is a holding company principally engaged in the life and health insurance business through: (i) its wholly owned insurance companies, Standard Security Life Insurance Company of New York ("Standard Security Life") and Madison National Life Insurance Company, Inc. ("Madison National Life"); and (ii) its marketing and administrative companies, including Insurers Administrative Corporation ("IAC"), managing general underwriters ("MGUs") in which it owns a significant voting interest, Health Plan Administrators ("HPA"), GroupLink, Inc. ("GroupLink"), IHC Health Solutions, Inc. ("IHC Health Solutions"), and Community America Insurance Services, Inc. ("CAIS"). These companies are sometimes collectively referred to as the "Insurance Group," and IHC and its subsidiaries (including the Insurance Group) are sometimes collectively referred to as the "Company." The Company also owns a 48% equity interest in American Independence Corp. which owns Independence American Insurance Company ("Independence American") and several MGUs.

Geneve Corporation, a diversified financial holding company, and its affiliated entities held 54% of IHC's outstanding common stock at December 31, 2006.

(B) Basis of Presentation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles and include the accounts of IHC and its consolidated subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect: (i) the reported amounts of assets and liabilities; (ii) the disclosure of contingent assets and liabilities at the date of the financial statements; and (iii) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On June 8, 2004, IHC declared a special 80% stock dividend, payable to shareholders of record on June 18, 2004 with a distribution date of July 2, 2004. A total of 6,243,787 common shares (issued from both treasury shares and authorized and unissued shares) were distributed and fractional shares were paid in cash in lieu of stock. The stock distribution was accounted for as a stock split effected in the form of a dividend, with no effect on total stockholders' equity other than cash paid for fractional shares. All share and per share data for the year ended December 31, 2004, as presented herein, has been adjusted to reflect the additional shares. .

(C) Reclassifications

Certain amounts in prior years' consolidated financial statements and Notes thereto have been reclassified to conform to the 2006 presentation.

(D) Cash Equivalents and Short-Term Investments

Cash equivalents are carried at cost which approximates fair value and include principally interest-bearing deposits at brokers, money market instruments and U.S. Treasury securities with original maturities of less than 91 days. Investments with original maturities of 91 days to one year are considered short-term investments and are carried at cost which approximates fair value.

(E) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are carried at the amounts at which the securities will be subsequently resold or repurchased as specified in the agreements.

(F) Investment Securities

(i) Investments in fixed maturities, redeemable preferred securities, equity securities and derivatives (options and options on futures contracts) are accounted for as follows:

(a) Securities which are held for trading purposes are carried at estimated fair value ("fair value"). Changes in fair value are credited or charged, as appropriate, to the Consolidated Statements of Operations.

(b) Securities which may or may not be held to maturity ("available-for-sale securities") are carried at fair value. Unrealized gains or losses, net of deferred income taxes and adjustments to deferred policy acquisition costs, are credited or charged, as appropriate, directly to accumulated other comprehensive income or loss (a component of stockholders' equity). Net realized gains and losses on sales of available-for-sale securities, and unrealized losses considered to be other than temporary, are credited or charged to the Consolidated Statements of Operations.

(ii) Financial instruments sold, but not yet purchased, represent obligations to replace borrowed securities that have been sold. Such transactions occur in anticipation of declines in the fair value of the securities. The Company's risk is an increase in the fair value of the securities sold in excess of the consideration received, but that risk is mitigated as a result of relationships to certain securities owned. Unrealized gains or losses on open transactions are credited or charged, as appropriate, to the Consolidated Statements of Operations. While the transaction is open, the Company will also incur an expense for any accrued dividends or interest payable to the lender of the securities. When the transaction is closed, the Company realizes a gain or loss in an amount equal to the difference between the price at which the securities were sold and the cost of replacing the borrowed securities. There were no such transaction outstanding at December 31, 2006 and 2005.

(iii) Gains or losses on sales of securities are determined on the basis of specific identification.

(iv) The Company enters into derivative financial instruments, such as put and call option contracts and options on interest rate futures contracts, to minimize losses on portions of the Company's fixed income portfolio in a rapidly changing interest rate environment. Equity index options are entered into to offset price fluctuations in the equity markets. These derivative financial instruments are all readily marketable and are carried on the Consolidated Balance Sheets at their current fair value with changes in fair value (unrealized gains and losses), credited or charged, as appropriate, to the Consolidated Statements of Operations (hedge accounting is not applied to these derivatives). All realized gains and losses are reflected currently in the Consolidated Statements of Operations. There were no such derivatives outstanding at December 31, 2006 and 2005.

(v) Fair value is determined by quoted market prices, where available, or by independent pricing services.

(vi) The Company reviews its investment securities regularly and determines whether other than temporary impairments have occurred. If a decline in fair value is judged by management to be other than temporary, a loss is recognized by a charge to the Consolidated Statements of Operations, establishing a new cost basis for the security. The factors considered by management in its regular review include, but are not limited to: the length of time and extent to which the fair value has been less than cost; the financial condition and near-term prospects of the issuer; adverse changes in ratings announced by one or more rating agencies; whether the issuer of a debt security has remained current on principal and interest
payments; whether the decline in fair value appears to be issuer specific or, alternatively, a reflection of general market or industry conditions (including, in the case of fixed maturities, the effect of changes in market interest

rates); and the Company's intent and ability to hold the security for a period of time sufficient to allow for a recovery in fair value. For securities within the scope of Emerging Issues Task Force Issue 99-20, such as purchased interest-only securities, an impairment loss is recognized when there has been a decrease in expected cash flows combined with a decline in the security's fair value below cost.

(G) Investment in American Independence Corp.

The Company's investment in AMIC is carried on the equity method, with the Company's share of equity income or loss credited or charged, as appropriate, to the Consolidated Statements of Operations with a corresponding change to the investment in AMIC. The investment in AMIC, including related goodwill, is reviewed to determine whether an other-than-temporary impairment has occurred. If a decline in fair value is judged by management to be other-than-temporary, a loss is recognized by a charge to the Consolidated Statements of Operations. No such loss was recognized in 2006, 2005 or 2004.

(H) Other Investments

Partnership interests primarily relate to investment partnerships that have relatively "market neutral" arbitrage strategies, or strategies that are relatively insensitive to interest rates. All securities held by these partnerships are carried at fair value. The Company's partnership interests are carried on the equity method, which approximates the Company's equity in the underlying net assets of the partnerships. Equity income or loss is credited or charged, as appropriate, to the Consolidated Statements of Operations. Policy loans are stated at their aggregate unpaid balances.

(I) Deferred Acquisition Costs ("DAC")

Costs that vary with and are primarily related to acquiring insurance policies and investment type contracts are deferred and recorded as deferred policy acquisition costs ("DAC"). These costs are principally broker fees, agent commissions, and the purchase prices of acquired blocks of business. DAC is amortized to expense and reported separately in the Consolidated Statements of Operations. All DAC within a particular product type is amortized on the same basis using the following methods:

Life

For traditional life insurance and other premium paying policies accounted for under Statement of Financial Accounting Standards ("SFAS") No. 60, amortization of DAC is charged to expense over the related premium revenue recognition period. Assumptions used in the amortization of DAC are determined based upon the conditions as of the date of policy issue or assumption and are not generally revised during the life of the policy.

For long duration type contracts accounted for under SFAS No. 97, such as annuities and universal life business, amortization of DAC is charged to expense over the life of the book of such contracts based on the present value of the estimated gross profits ("EGPs") expected to be realized over the life of the book of contracts. EGPs consist of margins based on expected mortality rates, persistency rates, interest rate spreads, and other revenues and expenses. The Company regularly evaluates its EGPs to determine if actual experience or other evidence suggests that earlier estimates should be revised. If the Company determines that the current assumptions underlying the EGPs are no longer the best estimate for the future due to changes in actual versus expected mortality rates, persistency rates, interest rate spreads, or other revenues and expenses, the future EGPs are updated using the new assumptions and prospective unlocking occurs. These updated EGPs are utilized for future amortization calculations. The total amortization recorded to date is adjusted through a current charge or credit to the Consolidated Statements of Operations.

Health

For credit health insurance policies accounted for under SFAS No. 60, amortization of DAC is charged to expense in proportion to premium revenue recognized.

Deferred acquisition costs have been increased by $7,000, $2,440,000 and $637,000 in 2006, 2005 and 2004, respectively, representing the portion of unrealized losses on investment securities available for sale that have been allocated to deferred acquisition costs on interest sensitive products rather than to stockholders' equity as a component of other comprehensive income or loss.

(J) Property and Equipment

Property and equipment of $6,983,000 and $2,473,000 are included in other assets at December 31, 2006 and 2005, respectively, net of accumulated depreciation and amortization of $6,648,000 and $5,635,000, respectively. Improvements are capitalized while repair and maintenance costs are charged to operations as incurred. Depreciation of property and equipment has been provided on the straight-line method over the estimated useful lives of the respective assets. Amortization of leasehold improvements has been provided on the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

(K) Insurance Reserves

The Company maintains loss reserves to cover its estimated liability for unpaid losses and loss adjustment expenses, including legal, other fees, and costs not associated with specific claims but related to the claims payment function), for reported and unreported claims incurred as of the end of each accounting period. These loss reserves are based on actuarial assumptions and are maintained at levels that are in accordance with U.S. generally accepted accounting principles. Many factors could affect these reserves, including economic and social conditions, frequency and severity of claims, medical trend resulting from the influences of underlying cost inflation, changes in utilization and demand for medical services, and changes in doctrines of legal liability and damage awards in litigation. Therefore, the Company's reserves are necessarily based on estimates, assumptions and analysis of historical experience. The Company's results depend upon the variation between actual claims experience and the assumptions used in determining reserves and pricing products. Reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that will be paid for actual claims or the timing of those payments. The Company's estimate of loss represents management's estimate of the Company's liability at the balance sheet date.

Loss reserves differ for short-duration and long-duration insurance policies, including annuities. Reserves are based on approved actuarial methods, but necessarily include assumptions about expenses, mortality, morbidity, lapse rates and future yield on related investments.

All of the Company's short-duration contracts are generated from its accident and health business, and are accounted for based on actuarial estimates of the amount of loss inherent in that period's claims, including losses incurred for which claims have not been reported. Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

Health

Liabilities for insurance reserves on certain short-term medical coverages, such as medical stop-loss, are computed using completion factors and expected Net Loss Ratios derived from actual historical premium and claim data. Reserves for medical stop-loss insurance are more volatile in nature than those for fully insured medical insurance. This is primarily due to the excess nature of medical stop-loss, with very high deductibles applying to specific claims on any individual claimant and in the aggregate for a given group. The level of these deductibles makes it more difficult to predict the amount and payment pattern of such claims. Furthermore, these excess claims are highly sensitive to changes in factors such as medical trend, provider contracts and medical treatment protocols, adding to the difficulty in predicting claim values and estimating reserves. Also, because medical stop-loss is in excess of an underlying benefit plan, there is an additional layer of claim reporting and processing that can affect claim payment patterns. Finally, changes in the distribution of business by effective month can affect reserve estimates due to the timing of claim occurrences and the time required to accumulate claims against the stop-loss deductible.

The two "primary" assumptions underlying the calculation of loss reserves for Medical Stop-Loss business are (i) projected Net Loss Ratio, and (ii) claim development patterns. The projected Net Loss Ratio is set at expected levels consistent with the underlying pricing assumptions ("Projected Net Loss Ratio"). Claim development patterns are set quarterly as reserve estimates are developed and are based on recent claim development history ("Claim Development Patterns"). The Company uses the Projected Net Loss Ratio to establish reserves until developing losses provide a better indication of ultimate results and it is feasible to set reserves based on Claim Development Patterns. Generally, during the first twelve months of an underwriting year, reserves for Medical Stop-Loss are first set at the Projected Net Loss Ratio, which is set using pricing assumptions developed using completed prior experience trended forward. The Projected Net Loss Ratio is the Company's best estimate of future performance until such time as developing losses provide a better indication of ultimate results.

Major factors that affect the Projected Net Loss Ratio assumption in reserving for Medical Stop-Loss relate to: (i) frequency and severity of claims; (ii) changes in medical trend resulting from the influences of underlying cost inflation, changes in utilization and demand for medical services, the impact of new medical technology and changes in medical treatment protocols; and (iii) the adherence by the MGUs that produce and administer this business to the Company's underwriting guidelines.

Subsequent to the first twelve months of an underwriting year, the Company's developing losses provide a better indication of ultimate losses. At this point, claims have developed to a level where Claim Development Patterns can be applied to generate reasonably reliable estimates of ultimate claim levels. Development factors based on historical patterns are applied to paid and reported claims to estimate fully developed claims. Claim Development Patterns are reviewed quarterly as reserve estimates are developed and are based on recent claim development history. The Company must determine whether changes in development represent true indications of emerging experience or are simply due to random claim fluctuations.

The Company also establishes its best estimates of claim development factors to be applied to more developed treaty year experience. While these factors are based on historical Claim Development Patterns, actual claim development may vary from these estimates.

Predicting ultimate claims and estimating reserves in Medical Stop-Loss is more complex than first dollar medical and disability business due to the "excess of loss" nature of these products with very high deductibles applying to specific claims on any individual claimant and in the aggregate for a given group. The level of these deductibles makes it more difficult to predict the amount and payment pattern of such claims. Fluctuations in results for specific coverage are primarily due to the severity and frequency of individual claims, whereas fluctuations in aggregate coverage are largely attributable to frequency of underlying claims rather than severity. Liabilities for first dollar medical reserves and disability coverages are computed using completion factors and expected Net Loss Ratios derived from actual historical premium and claim data.

Due to the short-term nature of Medical Stop-Loss, redundancies or deficiencies will typically emerge during the course of the following year rather than over a number of years. For Employer Stop-Loss, as noted above, the Company maintains its reserves based on underlying pricing assumptions until it determines that an adjustment is appropriate based on emerging experience from all of its MGUs for prior underwriting years. Reserves for HMO Reinsurance and Provider Excess are adjusted on a policy by policy basis. Because of the small number of HMO Reinsurance and Provider Excess policies it writes, the Company is able to evaluate each policy individually for potential liability by reviewing open claims with each HMO or provider group and applying completion factors using historical data.

Reserves for fully insured medical business are established to provide for the liability for incurred but not paid claims. Reserves are calculated using standard actuarial methods and practices. The "primary" assumption in the determination of fully insured reserves is that historical claim development patterns are representative of future claim development patterns. Factors which may affect this assumption include changes in claim payment processing times and procedures, changes in time delay in submission of claims, and the incidence of unusually large claims.

The primary assumption in the determination of fully insured reserves is that historical claim development patterns tend to be representative of future claim development patterns. Factors which may affect this assumption include changes in claim payment processing times and procedures, changes in time delay in submission of claims, and the incidence of unusually large claims. The reserving analysis includes a review of claim processing statistical measures and large claim early notifications; the potential impacts of any changes in these factors are minimal. The delay in submission of claims tends to be stable over time and not subject to significant volatility.

While these calculations are based on standard methodologies, they are estimates based on historical patterns. To the extent that actual claim payment patterns differ from historical patterns, such estimated reserves may be redundant or inadequate. The effects of such deviations are evaluated by considering claim backlog statistics and reviewing the reasonableness of projected claim ratios. Other factors which may affect the accuracy of reserve estimates include the proportion of large claims which may take longer to adjudicate, changes in billing patterns by providers and changes in claim management practices such as hospital bill audits.

The Company's long term disability reserves are developed using actuarial principles and assumptions that consider, among other things, future offsets and recoveries, elimination periods, interest rates, probability of rehabilitation or mortality, incidence and termination rates based on the Company's experience. The loss reserve is made up of case reserves, incurred but not reported reserves, reopen reserves, and loss adjustment expense. Incurred but not reported and reopen reserves are calculated by a hind-sight study, which takes historical experience and develops the reserve as a percentage of premiums from prior years.

The two "primary" assumptions on which Group Disability reserves are based are: (i) morbidity levels; and (ii) recovery rates. If morbidity levels increase, for example due to an epidemic or a recessionary environment, the Company would increase reserves because there would be more new claims than expected. In regard to the assumed recovery rate, if disabled lives recover more quickly than anticipated then the existing claims reserves would be reduced; if less quickly, the existing claims reserves would be increased.

Life

For traditional life insurance products, the Company computes insurance reserves primarily using the net premium method based on anticipated investment yield, mortality, and withdrawals. These methods are widely used in the life insurance industry to estimate the liabilities for insurance reserves. Inherent in these calculations are management and actuarial judgments and estimates that could significantly impact the ending reserve liabilities and, consequently, operating results. Actual results may differ, and these estimates are subject to interpretation and change.

Policyholder funds represent interest-bearing liabilities arising from the sale of products, such as universal life, interest-sensitive life and annuities. Policyholder funds are primarily comprised of deposits received and interest credited to the benefit of the policyholder less surrenders and withdrawals, mortality charges and administrative expenses.

Interest Credited

Interest credited to policyholder funds represents interest accrued or paid on interest-sensitive life policies and investment policies. Amounts charged to operations (including interest credited and benefit claims incurred in excess of related policyholder account balances) are reported as insurance benefits, claims and reserves-life and annuity. Credit rates for certain annuities and interest-sensitive life policies are adjusted periodically by the Company to reflect current market conditions, subject to contractually guaranteed minimum rates.

Management believes that the Company's methods of estimating the liabilities for insurance reserves provided appropriate levels of reserves at December 31, 2006 and 2005. Changes in the Company's reserve estimates are recorded through a charge or credit to its earnings.

(L) Funds on Deposit

Funds received for certain long-duration contracts (principally deferred annuities and universal life policies) are credited directly to a policyholder liability account, funds on deposit. Withdrawals are recorded directly as a reduction of respective policyholders' funds on deposit. Amounts on deposit were credited at annual rates ranging from 2.5% to 8.1% in 2006 and 2005; and 2.0% to 11.3% in 2004. The average credited rate was 4.6% in 2006, 4.1% in 2005, and 4.5% in 2004.

(M) Insurance Premium Revenue Recognition and Policy Charges

Life

Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due.

Annuities and interest-sensitive life contracts, such as universal life and interest sensitive whole life, are contracts whose terms are not fixed and guaranteed. Premiums from these policies are reported as funds on deposit. Policy charges consist of fees assessed against the policyholder for cost of insurance (mortality risk), policy administration and early surrender. These revenues are recognized when assessed against the policyholder account balance.

Policies that do not subject the Company to significant risk arising from mortality or morbidity are considered investment contracts. Deposits received for such contracts are reported as other policyholder funds. Policy charges for investment contracts consist of fees assessed against the policyholder account for maintenance, administration and surrender of the policy prior to contractually specified dates, and are recognized when assessed against the policyholder account balance.

Health

Premiums from short-duration medical insurance contracts are intended to cover expected claim costs resulting from insured events that occur during a fixed period of short duration. The Company has the ability to not renew the contract or to revise the premium rates at the end of each annual contract period to cover future insured events. Insurance premiums from annual health contracts are collected monthly and are recognized as revenue evenly as insurance protection is provided.

Premiums related to long-term and short-term disability contracts are recognized on a pro rata basis over the applicable contract term.

(N) Participating Policies

Participating policies represent 9.0%, 7.0% and 10.2% of the individual life insurance in-force and 3.5%, 2.1% and 2.7% of the net life and annuity premiums earned, as of and for the years ended December 31, 2006, 2005 and 2004, respectively, and provide for the payment of dividends. Dividends to policyholders are determined annually and are payable only upon declaration by the Board of Directors of the insurance companies. At December 31, 2006 and 2005, none of the insurance companies' stockholders' equity was restricted because of participating policyholders' surplus.

(O) Deferred Income Taxes

The provision for deferred income taxes is based on the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized by applying enacted statutory tax rates to temporary differences between amounts reported in the Consolidated Financial Statements and the tax bases of existing assets and liabilities. A valuation allowance is recognized for the portion of deferred tax assets that, in management's judgment, is not likely to be realized. The effect on deferred income taxes of a change in tax rates or laws is recognized in income tax expense in the period that includes the enactment date.

(P) Income Per Common Share

Included in the diluted earnings per share calculation for 2006, 2005 and 2004, respectively, are 295,000, 274,000 and 314,000 incremental common shares from the assumed exercise of dilutive stock options and from the assumed vesting of dilutive restricted stock, computed using the treasury stock method. In 2006 and 2005, the calculation of diluted earnings per share excluded 2,506 and 2,000 shares, respectively, as their impact was anti-dilutive.

(Q) Reinsurance

Amounts paid for or recoverable under reinsurance contracts are included in total assets or total liabilities as due from reinsurers or due to reinsurers. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

(R) Share-Based Compensation

Effective January 1, 2006, under the modified prospective method, the Company adopted the provisions of SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), which revises SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations ("APB 25"). SFAS 123R addresses the accounting for share-based payment transactions with employees and other third parties; eliminates the ability to account for share-based compensation transactions using APB 25; and requires, generally, that the compensation costs relating to such transactions be measured based on grant-date fair value and be recognized in the statements of operations over the requisite service period (which is usually the vesting period). SFAS 123R applies to all awards granted after its effective date and to modifications, repurchases or cancellations of existing awards after that date. Results for prior periods have not been restated. Additionally, under the modified prospective method of adoption, the Company recognizes compensation expense beginning in 2006 for the portion of awards outstanding on the adoption date for which the requisite service had not yet been rendered based on the grant-date fair value of those awards as previously calculated under SFAS 123 for purposes of pro forma disclosures.

For the year ended December 31, 2006, total share-based compensation expense was $1,567,000 which resulted in a decrease of $942,000 to net income, after income tax benefits of $625,000. This total included $1,104,000 of incremental share-based compensation expense as a result of the adoption of SFAS 123R. This incremental expense resulted in a decrease of $664,000 to net income ($.04 per share, diluted), after income tax benefits of $440,000.

Prior to the adoption of SFAS 123R, the Company accounted for its share-based awards under APB 25. The following table details the effect on net income and earnings per share had compensation expense for employee share-based awards been recorded in the years ended December 31, 2005 and 2004 based on the fair value method under SFAS 123:

	2005	2004
	(In thousands, except per share data)	
Net income, as reported	$17,301	$22,939
Add share-based compensation expense included in reported net income, net of tax	5	90
Deduct share-based compensation expense under SFAS 123, net of tax	(669)	(791)
Pro forma net income	$16,637	$22,238
Basic income per common share		
As reported	$ 1.23	$ 1.63
Pro forma	$ 1.19	$ 1.58
Diluted income per common share		
As reported	$ 1.21	$ 1.60
Pro forma	$ 1.16	$ 1.55

Tax benefits of $442,000 and $525,000 were reflected in the pro forma expense under SFAS 123 for the years ended December 31, 2005 and 2004, respectively.

Share-based compensation included in reported net income relates to (i) restricted stock awarded during 2005; and (ii) stock appreciation rights granted during 2000 and 2003 for which compensation cost was recognized as the increase, if any, of the Company's current stock price over the base price specified in the award. Share-based compensation expense under SFAS 123 includes the foregoing amounts, plus expense for stock options based on the grant-date fair value determined using the Black-Scholes model of options pricing. The fair values of options were based on the following assumptions: (i) expected volatility based on historical market prices; (ii) risk-free rate of return based on the 5-year U.S. Treasury Note yields at the date of grant; (iii) dividend yield based on the current dividend rate paid on the common stock; and (iv) a three year phased-in vesting period. See Note 14 for the fair values of options granted in 2005 and 2004, and a summary of the related valuation assumptions.

(S) Goodwill and Other Intangible Assets

At December 31, 2006 and 2005, the Company had goodwill of $46,603,000 and $16,110,000, respectively. At December 31, 2006 and 2005, the Company had other intangible assets of $12,676,000 and $3,838,000, respectively, net of accumulated amortization of $3,341,000 and $1,615,000, respectively, which are included in other assets in the Consolidated Balance Sheets. These intangible assets principally represent the estimated fair value of acquired agent and broker relationships. In both 2006 and 2005, $477,000 of other intangible assets had an indefinite life and are not subject to amortization.

Goodwill related to the Company's equity method investment in AMIC is considered in the evaluation of whether there has been an other-than-temporary decline in value of the overall investment in AMIC. All other goodwill carrying amounts are evaluated for impairment at the reporting unit level, at least annually. If the fair value of a reporting unit is less than its carrying amount, further evaluation is required to determine if a write-down of goodwill is required. Other intangible assets are amortized to expense over their estimated useful lives and are subject to impairment testing. Any impairment write-down of goodwill and other intangible assets would be charged to expense. An impairment charge was not required in 2006, 2005 or 2004.

The changes in the carrying amount of goodwill by business segment are as follows for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
		(In thousands)	
Balance at beginning of year	$16,110	$ 5,901	$2,365
Medical Stop-Loss:			
Acquisition of AMIC shares	—	2,761	736
Acquisition of Majestic	—	—	2,800
Equity share of acquired deferred tax benefits (AMIC)	—	(999)	—
Fully Insured:			
Acquisition of IAC	25,851	—	—
Acquisition of CAIS, and other additions	2,802	—	—
IHC Health Holdings (minority interest)	1,840	—	
Acquisition of HPA	—	7,071	—
Acquisition of GroupLink	—	1,376	—
Balance at end of year	$46,603	$16,110	$5,901

See Note 18 for goodwill carrying amounts by segment as of December 31, 2006 and 2005.

Amortization expense on other intangible assets was $1,726,000, $1,086,000 and $210,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Estimated amortization expense for each of the next five years is as follows:

Year	Amortization Expense
	(In thousands)
2007	$2,282
2008	2,075
2009	1,796
2010	1,052
2011	1,060

(T) Derivative Instruments

The Company accounts for derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). Under SFAS 133, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet as assets or liabilities at fair value. Hedge accounting is permitted only if certain criteria are met, including a requirement that a highly effective relationship exist between the derivative instrument and the hedged item, both at inception of the hedge and on an ongoing basis. Results of effective hedges are recognized in other comprehensive income for cash flow hedges and in current earnings for fair value hedges. The ineffective portions of hedge results are recognized in current earnings.

At December 31, 2006 and 2005, the Company had an interest rate swap agreement that was designated and effective as a cash flow hedge in accordance with SFAS 133. The objective of the swap is to reduce the variability in cash flows associated with the repricing of interest rates on certain variable rate debt. Changes in fair value of the swap are recorded in accumulated other comprehensive income or loss and are reclassified to net income as earnings are affected by the variability in the interest payments on the hedged debt.

(U) Adoption of Staff Accounting Bulletin No. 108

In September 2006, the staff of the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires quantification of prior year immaterial uncorrected misstatements under both the "rollover approach" and the "iron curtain approach." The "rollover approach" quantifies a misstatement based on the amount of the error originating in the current year income statement, but ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years. The "iron curtain approach" quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origination. Prior to SAB 108, the Company utilized the rollover approach when quantifying misstatements. The provisions of SAB 108 must be applied to financial statements for fiscal years ending after November 15, 2006.

The Company previously reported actual premiums and related amounts from its Medical Stop-Loss and Fully Insured Health lines of business using a consistent one and two month lag, respectively, rather than through the end of the reporting period. The resulting misstatement primarily arose over the period from 2002 to 2005 when the Company experienced considerable growth in these lines of business. This misstatement was not material to the consolidated financial statements in any of the respective years affected.

Under the rollover approach described above, management did not consider this item to be material to the consolidated financial statements. However, under the dual approach required by SAB 108, this item is being adjusted effective as of January 1, 2006. The Company recognized an increase in due and unpaid premiums of $12,987,000; an increase in insurance reserves — health of $9,069,000; an increase in commissions payable of $3,060,000; an increase in income taxes payable of $300,000; and an increase in retained earnings of $558,000. These amounts were recorded as adjustments of the January 1, 2006 opening balances for these accounts and the impact, net of tax, was reflected as a cumulative effect adjustment to retained earnings.

(V) Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Adoption of SFAS 157 is not expected to have a material effect on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109" ("Interpretation 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The recognition threshold is based on a determination of whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. Interpretation 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of Interpretation 48 is reported as an adjustment to retained earnings as of the beginning of the year of adoption. The amount of the cumulative-effect adjustment is the difference between the net amount of assets and liabilities recognized in the balance sheet prior to the application of Interpretation 48 and the net amount of assets and liabilities recognized as a result of applying Interpretation 48. Adoption of Interpretation 48 on January 1, 2007 is not expected to have a material effect on the Company's consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring in fiscal years beginning after September 15, 2006. Adoption of SFAS 155 is not expected to have a material effect on the Company's consolidated financial statements.

In September 2005, the AICPA's Accounting Standards Executive Committee issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments". SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of the unamortized deferred acquisition costs, unearned revenue, and deferred sales inducements associated with the replaced contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company will adopt SOP 05-1 effective January 1, 2007 and expects that adoption will not have a material impact on its consolidated financial statements.

Note 2. American Independence Corp.

AMIC is an insurance holding company engaged in the insurance and reinsurance business as a result of its acquisition of First Standard Holdings Corp. ("FSHC") from the Company in November 2002. AMIC does business with the Insurance Group, including reinsurance treaties under which, in 2006, Standard Security Life and Madison National Life ceded an average of 22% of their medical stop-loss business, 10% of a majority of their fully insured health business and 20% of their New York Statutory Disability Business. IHC owns 48% of AMIC's outstanding common stock at December 31, 2006 which, as described below, was purchased in various transactions from 2002 through 2005. IHC accounts for its investment in AMIC under the equity method. At December 31, 2006 and 2005, IHC's investment in AMIC had a total carrying value of $44,412,000 and $43,637,000, respectively, including goodwill of $4,470,000 at both dates. This goodwill represents the excess of IHC's cost over the underlying equity in AMIC's net assets at the respective purchase dates.

For the years ended December 31, 2006, 2005 and 2004, IHC recorded $699,000, $1,411,000, and $2,334,000, respectively, of equity income from its investment in AMIC representing IHC's proportionate share of income based on its ownership interests during the respective years. AMIC paid no dividends on its common stock in 2006, 2005 and 2004.

In the fourth quarter of 2005, AMIC recognized income of $2,079,000 for a further reduction in the valuation allowance on its deferred tax asset which relates primarily to federal net operating loss carryforwards. This reduction had no effect on IHC's net income since it represented previously unrecognized tax benefits that existed when IHC acquired its ownership in AMIC. IHC recognizes its share of such benefits first as a reduction of its AMIC goodwill (until reduced to zero), and then as a component of its equity in AMIC's income or loss. IHC's equity share of AMIC's 2005 valuation allowance adjustment amounted to $999,000 which was recorded as a reduction of goodwill. There was no corresponding adjustment in 2006 or 2004.

In July 2002, the Company purchased a 19.9% interest in AMIC for $15,000,000. In April 2003, the Company completed a cash tender offer at $9.00 per share and purchased an additional 1,000,000 shares (or approximately 12%) of AMIC's outstanding common stock. In December 2003, the Company purchased an additional 613,401 shares of AMIC common stock. During 2004 and 2005, IHC purchased an additional 94,488 and 687,085 shares, respectively, bringing IHC's ownership of AMIC to 4,061,640 shares or 48% of the total AMIC shares outstanding at December 31, 2005 and 2006. The fair value of the AMIC shares owned by IHC was approximately $43,866,000 at December 31, 2006, based on the closing market price of AMIC's common stock. See Note 13 for a further discussion of IHC's purchases of AMIC shares during 2005.

The condensed balance sheets of AMIC at December 31, 2006 and 2005 are as follows:

	2006	2005
	(In thousands)	
Investments, at fair value	$ 57,215	$ 48,481
Cash and restricted cash	19,586	23,472
Goodwill	24,154	24,154
Deferred tax asset, net	12,973	13,751
Other assets	20,832	19,874
Total assets	$134,760	$129,732
Insurance liabilities	$ 40,150	$ 37,178
Other liabilities	7,500	7,058
Total liabilities	47,650	44,236
Minority interest	4,026	4,026
Total stockholders' equity	83,084	81,470
Total liabilities and stockholders' equity	$134,760	$129,732

AMIC's condensed operating results for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
		(In thousands)	
Revenues	$81,485	$83,130	$80,378
Expenses	79,017	77,491	71,145
Income from continuing operations before income taxes	2,468	5,639	9,233
(Provision) benefit for income taxes	(960)	(120)	(3,569)
Income from continuing operations	1,508	5,519	5,664
(Loss) income from discontinued operations	(54)	(59)	240
Net income	$ 1,454	$ 5,460	$ 5,904
Net income per common share:			
Basic	$ .17	$ .64	$ .70
Diluted	$ .17	$ .64	$ .69

IHC and its subsidiaries earned $622,000, $564,000 and $550,000 for the years ended December 31, 2006, 2005 and 2004, respectively, from service agreements with AMIC and its subsidiaries. These are reimbursements to IHC and its subsidiaries, at agreed upon rates including an overhead factor, for management services provided by IHC and its subsidiaries, including accounting, legal, compliance, underwriting and claims.

The Company ceded premiums to AMIC of $56,854,000, $55,655,000 and $50,031,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Benefits to policyholders on business ceded to AMIC were $39,611,000 in 2006, $38,322,000 in 2005, and $32,116,000 in 2004. Additionally, AMIC subsidiaries market, underwrite and provide administrative services (including premium collection, medical management and claims adjudication) for a substantial portion of the Medical Stop-Loss business written by the insurance subsidiaries of IHC. IHC recorded net commission expense of $4,962,000, $5,542,000 and $4,603,000 for the years ended December 31, 2006, 2005 and 2004, respectively, for these services. The Company also contracts for several types of insurance coverage (e.g. directors and officers and professional liability converge) jointly with AMIC. The cost of this coverage is allocated between the Company and AMIC according to the type of risk, and IHC's portion is recorded in Selling, General and Administrative Expenses.

Included in the Company's Consolidated Balance Sheets at December 31, 2006 and 2005, respectively, are the following balances arising from transactions in the normal course of business with AMIC and its subsidiaries: Due from reinsurers — $15,324,000 and $14,122,000; Other assets — $5,971,000 and $10,565,000; and Other liabilities — $518,000 and $249,000.

Note 3. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are utilized to invest excess funds on a short-term basis. At December 31, 2006, the Company had $68,849,000 in resale agreements outstanding, all of which settled on January 2, 2007 and were subsequently reinvested. The Company maintains control of securities purchased under resale agreements, values the collateral on a daily basis and obtains additional collateral, if necessary, to protect the Company in the event of default by the counterparties.

Note 4. Investment Securities

The cost (amortized cost with respect to certain fixed maturities), gross unrealized gains, gross unrealized losses and fair value of investment securities are as follows:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealised Losses	Fair Value
	(In thousands)			
FIXED MATURITIES AVAILABLE-FOR-SALE:				
Corporate securities	$348,355	$435	$(10,151)	$338,639
CMOs and ABS(1)	164,483	82	(2,719)	161,846
U.S. Government obligations	62,964	—	(2,398)	60,566
Agency MBS(2)	19,928	—	(481)	19,447
GSEs(3)	58,561	—	(1,817)	56,744
States and political subdivisions	28,354	18	(274)	28,098
Total fixed maturities	$682,645	$535	$(17,840)	$665,340
EQUITY SECURITIES AVAILABLE-FOR-SALE:				
Common stock	$ 8,970	$248	$ (312)	$ 8,906
Preferred stock	50,703	609	(175)	51,137
Total equity securities	$ 59,673	$857	$ (487)	$ 60,043

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealised Losses	Fair Value
	(In thousands)			
FIXED MATURITIES AVAILABLE-FOR-SALE:				
Corporate securities	$351,517	$ 821	$(11,244)	$341,094
CMOs and ABS(1)	93,131	6	(2,342)	90,795
U.S. Government obligations	63,156	—	(1,640)	61,516
Agency MBS(2)	24,651	—	(356)	24,295
GSEs(3)	67,990	—	(1,688)	66,302
States and political subdivisions	99,556	338	(888)	99,006
Total fixed maturities	$700,001	$1,165	$(18,158)	$683,008
EQUITY SECURITIES AVAILABLE-FOR-SALE:				
Common stock	$ 3,190	$ 466	$ (134)	$ 3,522
Preferred stock	57,959	1,119	(300)	58,778
Total equity securities	$ 61,149	$1,585	$ (434)	$ 62,300

(1) Collateralized mortgage obligations ("CMOs") and asset-backed securities ("ABS").

(2) Mortgage-backed securities ("MBS").

(3) Government-sponsored enterprises ("GSEs") which are the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and Federal Home Loan Banks. GSEs are private enterprises established and chartered by the Federal Government.

Government-sponsored enterprise securities consist of Federal National Mortgage Association mortgage-backed securities and other fixed maturity securities issued by the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

The Company maintains a securities trading account in addition to its securities classified as available-for-sale. The Company realized net gains from trading securities of $850,000 in 2006, $629,000 in 2005 and $554,000 in 2004. The Company had $8.9 million and $7.9 million, on average, in trading securities during 2006 and 2005, respectively. All such securities were liquidated at December 31, 2006 and 2005.

The amortized cost and fair value of fixed maturities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The average life of mortgage-backed securities is affected by prepayments on the underlying loans and, therefore, is materially shorter than the original stated maturity.

	Amortized Cost	Fair Value	% of Fair Value
	(Dollars in thousands)		
Due in one year or less	$ 3,252	$ 3,131	.5%
Due after one year through five years	110,183	108,191	16.3%
Due after five years through ten years	141,581	137,994	20.7%
Due after ten years	200,613	193,249	29.0%
	455,629	442,565	66.5%
CMO, ABS and MBS 15 year	171,080	168,295	25.3%
20 year	10,015	9,815	1.5%
30 year	45,921	44,665	6.7%
	$682,645	$665,340	100.0%

Gross gains of $6,475,000 and gross losses of $8,437,000 were realized on sales of available-for-sale securities for the year ended December 31, 2006. During 2006, the Company also recorded $91,000 of losses on securities held at year end with declines in fair value that the Company considered to be other than temporary.

Gross gains of $7,645,000 and gross losses of $6,061,000 were realized on sales of available-for-sale securities for the year ended December 31, 2005. During 2005, the Company also recorded $11,000 of losses on securities held at year end with declines in fair value that the Company considered to be other than temporary.

Gross gains of $9,335,000 and gross losses of $7,109,000 were realized on sales of available-for-sale securities for the year ended December 31, 2004. During 2004, the Company also recorded $622,000 of losses on securities held at year end with declines in fair value that the Company considered to be other than temporary, including $430,000 for impairment of interest only securities due to decreases in expected cash flows attributable to declines in market interest rates.

The following table summarizes, for all securities in an unrealized loss position at December 31, 2006 and 2005, respectively, the aggregate fair value and gross unrealized loss by length of time those securities had continuously been in an unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total	
December 31, 2006	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
Corporate securities	$115,055	$2,255	$194,932	$ 7,896	$309,987	$10,151
CMOs and ABS	55,126	430	73,582	2,289	128,708	2,719
U.S. Government obligations	—	—	60,566	2,398	60,566	2,398
Agency MBS	—	—	19,447	481	19,447	481
GSE	9,250	121	47,494	1,696	56,744	1,817
States and political subdivisions	14,303	20	5,615	254	19,918	274
Total fixed maturities	193,734	2,826	401,636	15,014	595,370	17,840
Common stock	4,664	312	—	—	4,664	312
Preferred stock	7,216	40	2,607	135	9,823	175
Total temporarily impaired securities	$205,614	$3,178	$404,243	$15,149	$609,857	$18,327

	Less than 12 Months		12 Months or Longer		Total	
December 31, 2005	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
Corporate securities	$232,488	$ 8,085	$ 45,608	$3,159	$278,096	$11,244
CMOs and ABS	50,118	984	38,495	1,358	88,613	2,342
U.S. Government obligations	40,250	842	21,266	798	61,516	1,640
Agency MBS	16,534	239	7,761	117	24,295	356
GSE	51,655	1,024	14,647	664	66,302	1,688
States and political subdivisions	75,821	888	—	—	75,821	888
Total fixed maturities	466,866	12,062	127,777	6,096	594,643	18,158
Common stock	1,137	76	96	58	1,233	134
Preferred stock	6,979	245	1,445	55	8,424	300
Total temporarily impaired securities	$474,982	$12,383	$129,318	$6,209	$604,300	$18,592

Substantially all of the unrealized losses at December 31, 2006 and 2005 relate to investment grade securities and are attributable to changes in market interest rates subsequent to purchase. There were no securities with unrealized losses that were individually significant dollar amounts at December 31, 2006 or 2005. At December 31, 2006 and 2005, a total of 76 and 121 securities, respectively, were in a continuous unrealized loss position for less than 12 months; 76 and 22 securities, respectively, had continuous unrealized losses for 12 months or longer. For fixed maturities, there are no securities past due or securities for which the Company currently believes it is not probable that it will collect all amounts due according to the contractual terms of the investment. Based on management's review of the portfolio, which considered the various factors described in Note 1 (F) (vi), including the extent and duration of the unrealized losses and the Company's intent and ability to hold securities for a period of time sufficient to allow for a recovery in fair value, the Company did not consider these investments to be other-than-temporarily impaired at December 31, 2006 and 2005.

Note 5. Fair Value Disclosure of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments not disclosed elsewhere in the Notes to Consolidated Financial Statements:

(A) Policy Loans

The fair value of policy loans is estimated by projecting aggregate loan cash flows to the end of the expected lifetime period of the life insurance business at the average policy loan rates, and discounting them at a current market interest rate.

(B) Funds on Deposit

The Company has two types of funds on deposit. The first type is credited with a current market interest rate, resulting in a fair value which approximates the carrying amount. The second type carries fixed interest rates which are higher than current market interest rates. The fair value of these deposits was estimated by discounting the payments using current market interest rates. The Company's universal life policies are also credited with current market interest rates, resulting in a fair value which approximates the carrying amount.

(C) Debt

The fair value of debt with variable interest rates approximates its carrying amount. The fair value of fixed rate debt is estimated by discounting the cash flows using current market interest rates.

The estimated fair values of financial instruments are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
FINANCIAL ASSETS:				
Fixed maturities	$665,340	$665,340	$683,008	$683,008
Equity securities	60,043	60,043	62,300	62,300
Policy loans	26,719	29,795	28,861	32,704
Other	—	—	172	172
FINANCIAL LIABILITIES:				
Funds on deposit	378,545	380,011	370,701	372,019
Debt and junior subordinated debt securities	53,146	52,374	50,646	49,581
Other	151	151	26	26

Note 6. Net Investment Income

Major categories of net investment income for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

	2006	2005	2004
	(In thousands)		
Fixed maturities	$37,567	$32,774	$35,795
Equity securities	3,772	1,671	1,164
Short-term investments	4,326	3,228	1,038
Policy loans	1,757	1,064	1,090
Equity income:			
Investment	2,237	1,049	2,900
partnerships Operating partnerships	819	1,685	924
Other	529	688	606
Interest expense	(2,369)	(1,327)	(383)
Investment expenses	(186)	(169)	(219)
	$48,452	$40,663	$42,915

Note 7. Net Realized Investment Gains and Losses

Net realized investment gains (losses) for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
		(In thousands)	
Fixed maturities	$(4,319)	$ 337	$1,075
Equity securities	2,266	2,002	1,136
Sale of other investment	1,581	—	—
Trading and other gains (losses)	1,097	(262)	183
Net realized investment gains	$ 625	$2,077	$2,394

Note 8. Other Investments

Other investments consist of the following at December 31, 2006 and 2005:

	2006	2005
	(In thousands)	
Policy loans	$26,719	$28,861
Investment partnership interests	21,508	20,519
Operating partnership interests	5,561	6,659
Investment in trust subsidiaries	1,146	1,146
Other	100	102
	$55,034	$57,287

The Company had invested a total of $6,335,000 at December 31, 2006 in a domestic feeder fund of Dolphin Limited Partnership III, L.P. ("Dolphin III"). The Company made an initial investment of $3,000,000 on May 1, 2006 and an additional $3,000,000 investment on December 1, 2006. Dolphin III operates as a private investment partnership to act as the "master fund" in a master-feeder fund structure. Dolphin III generally seeks significant investment stakes in publicly traded North American companies with a market value of equity plus debt of approximately $2 billion or less. The Company's net investment income from Dolphin III for the eight months ended December 31, 2006 was $335,000.

The Company had invested $8,288,000 and $10,514,000 at December 31, 2006 and 2005, respectively, in Dolphin Limited Partnership — A ("DLP-A"), a domestic feeder fund for Dolphin Limited Partnership I L.P., a Delaware limited partnership ("Dolphin I"). The investment objective of the feeder funds, through Dolphin I, is to achieve annually, after all fees, expenses and incentive allocation, a pre-tax net rate of return of three times the 90-day Treasury bill rate principally by investing in relatively "market neutral" global strategies such as merger arbitrage, convertible arbitrage and distressed credit reorganizations, bankruptcies and liquidations. While these strategies are considered relatively "market neutral," there are also risks associated with the underlying transactions. The Company's net investment income for 2006, 2005 and 2004 includes $921,000, $428,000 and $958,000, respectively, for its proportionate share of the net income of DLP-A. The Company liquidated its investment in DLP-A in February 2007.

At December 31, 2004, the Company had invested $4,563,000 in Dolphin Domestic Fund II, L.P. ("Dolphin II"). Dolphin II generally sought to acquire significant positions in the debt and/or equity of publicly traded securities of North American companies. Dolphin II was liquidated in 2005. The Company's net investment income for 2005 and 2004 includes $85,000 and $852,000, respectively, for its proportionate share of the net income of Dolphin II.

Note 9. Acquisitions

The Company completed the following acquisitions in 2006, 2005 and 2004. The results of operations of the acquired companies are included in IHC's Consolidated Financial Statements from the respective acquisition dates. None of the goodwill recognized in these acquisitions is deductible for income tax purposes. Pro forma results of operations for 2006, 2005 and 2004, as though these acquisitions had been completed at the beginning of those years, have not been presented since the effect of the acquisitions was not material.

(A) Insurers Administrative Corporation

In January 2006, the Company entered into a stock purchase agreement to purchase all of the voting and non-voting shares of the common stock of Insurers Administrative Corporation ("IAC") and Interlock Corporation for a total purchase price of $21,360,000 in cash and 446,663 shares of IHC common stock, which were issued at a value of $21.54 per share or $9,622,000. The Company recorded goodwill of $25,851,000 and other intangible assets consisting of $7,000,000 for the value of agent relationships and $1,800,000 for the value of computer software. The relationship intangible and the capitalized software are being amortized over periods of 13 years and 10.3 years, respectively (a weighted-average period of 12.4 years). Prior to entering into this agreement, IAC owned the minority interest in IHC Health Holdings Corp., formerly Strategic Health Associates, Inc. ("IHC Health Holdings"), and administered IHC's block of fully insured group health insurance.

IAC, which is based in Phoenix, Arizona, is a leading administrator, manager and distributor of Consumer Driven Health Plans ("CDHPs"). It currently administers approximately $300 million of individual and group health and life premiums and premium-equivalents for multiple insurers, including the short-term medical ("STM") business it manages for Health Plan Administrators, Inc. ("HPA"). In combination with IHC's other subsidiaries engaged in the fully insured business, IAC administers, manages and distributes a full range of health products, including CDHPs, short-term medical, limited medical, dental and vision.

IHC issued a stock put on 194,443 of the IHC shares issued in the acquisition which vests on January 31, 2007 at a price of $17.00 per share and expires on January 31, 2008. The put was recorded at a fair value of $228,000 at the acquisition date. For the year ended December 31, 2006, IHC recorded a gain of $114,000 in the Consolidated Statement of Operations, representing the net change in fair value of the put.

(B) CA Insurance Services, LLC

On March 1, 2006, IHC acquired the remaining 55% membership interest in CA Insurance Services, LLC ("CAIS") by merging CAIS into Community America Insurance Services, Inc., a newly created and wholly owned direct subsidiary of IHC. The 55% interest was acquired for 46,250 shares of IHC common stock, which were issued at a value of $22.87 per share or $1,058,000. The Company recorded goodwill of $1,163,000 and an intangible asset of $370,000 for the value of agent relationships in connection with the acquisition. The relationship intangible is being amortized over a period of nine years.

On March 31, 2006, CAIS acquired a marketing organization, including key management and health insurance sales staff, which controlled a block of approximately $50 million of fully insured group major medical business (including CDHPs) for $750,000, which was recorded as an intangible asset. This acquired block of group major medical business began to be transitioned to Madison National Life effective August 1, 2006.

(C) GroupLink, Inc.

On July 1, 2005, the Company, through IHC Health Holdings, acquired a 75% interest in GroupLink, Inc. ("GroupLink"), an administrator of dental benefits based in Indianapolis, Indiana and its wholly owned subsidiary, GroupLink Reinsurance Ltd. A member of GroupLink's current senior management continues to own the remaining 25% interest. Through its ownership of IHC Health Holdings, IHC acquired its interest in GroupLink for $1,988,000 which includes $488,000 of direct costs associated with the acquisition. IHC recorded $1,376,000 of goodwill and

$330,000 of other intangible assets in connection with the acquisition. The other intangible assets are being amortized over a period of 5 years. In the fourth quarter of 2005, GroupLink began offering dental insurance in certain jurisdictions through Standard Security Life and Madison National Life. GroupLink Reinsurance Ltd. solely reinsures dental business produced by GroupLink, Inc. Under certain circumstances set forth in a shareholders' agreement, the Company has the right and/or obligation to purchase some or all of the minority interest in GroupLink.

(D) Health Plan Administrators, Inc.

On January 5, 2005, IHC Health Holdings acquired a 100% interest in Health Plan Administrators, Inc. ("HPA"), an administrator of STM products based in Rockford, Illinois and Tampa, Florida, for $12 million cash. During 2005, IHC owned 80% of IHC Health Holdings with the remainder being owned by IAC. Standard Security Life, Madison National Life and Independence American Insurance Company (a subsidiary of AMIC) write STM products administered by HPA.

Through its ownership of IHC Health Holdings, IHC acquired its interest in HPA for $10,200,000 which includes $600,000 of direct costs associated with the acquisition. In addition, IHC loaned $1,800,000 to IAC in the form of a note receivable, at a 5% interest rate, to fund the acquisition. The loan was subsequently redeemed in June 2006. IHC recorded $7,071,000 of goodwill and $2,960,000 of other intangible assets in connection with the acquisition. The other intangible assets are being amortized over a period of 5 years. As a consequence of IHC's acquisition of the minority interest in IHC Health Holdings through its acquisition of IAC in 2006, IHC now owns 100% of IHC Health Holdings and therefore recognized additional goodwill and other intangibles, and eliminated the minority interest previously reported.

(E) Majestic Underwriters LLC

Effective July 1, 2004, IHC acquired a 52% controlling interest in Majestic Underwriters LLC ("Majestic"), a medical stop-loss Managing General Underwriter ("MGU"). AMIC acquired a 23% interest and the current senior management of Majestic owns 25% of the MGU. The purchase of IHC's share was paid for with both net cash of $1,540,000 and the issuance of 129,808 shares of IHC common stock (the "Shares") with a fair value of $2,100,000. IHC recorded goodwill of $2,800,000 and other intangible assets of $936,000 in connection with the acquisition of its 52% controlling interest. The other intangible assets are being amortized over a period of nine years.

IHC issued a stock put on all IHC shares issued in the acquisition which vested on July 1, 2005 at a price of $17.15 per share ("Put"). IHC was granted a corresponding stock call on the same IHC shares which vested on July 1, 2005 at a price of $20.00 per share ("Call"). The put and call were recorded at fair value at the acquisition date. In August 2005, the Call was canceled and the Put was amended such that (i) the price on all shares will remain $17.15 per share through July 18, 2006, and (ii) from July 18, 2006 through July 18, 2007, the Put remains in effect on up to 61,086 shares at a price of $18.55 per share. For the years ended December 31, 2006, 2005 and 2004, IHC recorded a gain (loss) of $9,000, $(125,000) and $236,000, respectively, in the Consolidated Statements of Operations, representing the net change in fair value of the Put and Call. Under certain circumstances set forth in the Limited Liability Agreement of Majestic, the Company has the right and/or obligation to purchase some or all of the minority interest in Majestic.

Note 10. Insurance Policy Claims and Reserves

The liabilities for unpaid claims and claim adjustment expenses and insurance reserves-health represent amounts necessary to provide for the estimated cost of settling claims relating to insured events that have been incurred prior to the balance sheet date which have not yet been settled.

Changes in the liability for reserves, unpaid claims and claim adjustment expenses for the Insurance Group's health and disability coverages for the years ended December 31, 2006, 2005 and 2004 are summarized below.

	2006	2005	2004
		(In thousands)	
Balance at beginning of year	$164,439	$168,582	$175,692
Less: reinsurance recoverable	83,926	104,564	113,181
Net balance at beginning of year	80,513	64,018	62,511
Adjustment to January 1, 2006 beginning balance for the adoption of SAB 108	9,069	—	—
January 1, 2006 beginning balance, as adjusted	89,582	64,018	62,511
Reserves acquired	95	1,847	—
Amount incurred:			
Current year	151,896	124,981	85,589
Prior years	3,804	602	2,545
Total	155,700	125,583	88,134
Amount paid, related to:			
Current year	95,601	72,964	44,147
Prior years	51,970	37,971	42,480
Total	147,571	110,935	86,627
Net balance at end of year	97,806	80,513	64,018
Plus: reinsurance recoverable	84,649	83,926	104,564
Balance at end of year	$182,455	$164,439	$168,582

The preceding schedule reflects (i) the due and unpaid, including (in 2006) the adjustment under SAB 108 as described in Note 1 (U); (ii) claims in the course of settlement; (iii) estimated incurred but not reported reserves; and (iv) the present value of amounts not yet due on claims. The incurred and paid data above reflects all activity for the year. The amount incurred in 2006 for prior years of $3,804,000 and the amount incurred in 2005 for prior years of $602,000 is primarily a result of re-estimation of unpaid losses on Medical Stop-Loss reserves. These increases in reserve estimates are generally the result of on-going analysis of recent loss development trends. The amount incurred in 2004 of $2,545,000 primarily relates to an increase in Medical Stop-Loss and long-term disability ("LTD") reserves.

Note 11. Debt and Junior Subordinated Debt Securities

(A) Debt

A subsidiary of IHC entered into a $12,500,000 line of credit with a commercial bank in September 2003. In August 2006, the credit agreement was amended and the line of credit increased to $15,000,000. As to such subsidiary, the line of credit (i) contains restrictions with respect to, among other things, the creation of additional indebtedness, the consolidation or merger with or into certain corporations, the payment of dividends and the retirement of capital stock; (ii) requires the maintenance of minimum amounts of net worth, as defined, certain financial ratios, and certain investment restrictions; and (iii) is secured by the stock of Madison National Life and the assets of such subsidiary of IHC. At December 31, 2006 and 2005, there was $15,000,000 and $12,500,000, respectively, outstanding under the line of credit. Principal repayments of $2,500,000 are due in both August 2007 and August 2008, and the remaining principal balance is due in August 2009. The line of credit bears interest at a variable interest rate equal to LIBOR plus 1.25% (6.60% at December 31, 2006). At the time of both the amended and the original credit agreements, the Company simultaneously entered into an interest rate swap, with the commercial bank lender, with a notional amount equal to the debt principal amount, under which the Company receives a variable rate equal to the rate on the debt and pays a fixed rate (6.65% under the current agreement and 3.96% under the prior agreement). There was no hedge ineffectiveness on these swaps accounted for as cash flow hedges. The fair values of the swaps and the related after-tax adjustments recognized in accumulated other comprehensive loss were insignificant at December 31, 2006 and 2005.

(B) Junior Subordinated Debt Issued to Trust Preferred Subsidiaries

Junior subordinated debt consisted of the following at both December 31, 2006 and 2005 (in thousands):

Independence Preferred Trust I — Trust Preferred	$10,000
Independence Preferred Trust I — Common Stock	310
Junior subordinated debt security -Trust I	10,310
Independence Preferred Trust II -Trust Preferred	12,000
Independence Preferred Trust II — Common Stock	372
Junior subordinated debt security — Trust II	12,372
Independence Preferred Trust III — Trust Preferred	15,000
Independence Preferred Trust III — Common Stock	464
Junior subordinated debt security — Trust III	15,464
Total junior subordinated debt securities	$38,146

The Company has three statutory business trusts that were formed for the purpose of issuing trust preferred securities, totaling $37,000,000, to institutional investors in pooled issuances. Although the Company owns all of the trusts' common securities, it is not the primary beneficiary for purposes of FASB Interpretation 46R, "Consolidation of Variable Interest Entities," and, accordingly, the trusts are unconsolidated subsidiaries for financial reporting purposes. As a result, the Company recognized liabilities of $38,146,000 for junior subordinated debt and assets of $1,146,000 for the investments in trust subsidiaries at both December 31, 2006 and 2005. The Company's subordinated debt securities, which are the sole assets of the subsidiary trusts, are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has provided a full and unconditional guarantee of amounts due on the trust preferred securities. The terms of the junior subordinated debt securities, including interest rates and maturities, are the same as the related trust preferred securities.

The distributions payable on the capital securities are cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest for a period not to exceed 20 consecutive quarters, provided that no extension period may extend beyond the maturity dates which range from April 2033 to December 2034. The Company has no current intention to exercise its right to defer interest payments. The rates on the capital securities are as follows: Independence Preferred Trust I, fixed at 7.4% for the first five years and 400 basis points over the three-month LIBOR thereafter; Independence Preferred Trust II, 390 basis points over the three-month LIBOR, or 9.3% and 8.1% at December 31, 2006 and 2005, respectively; and Independence Preferred Trust III, fixed at 7.2% for the first five years and 350 basis points over the three-month LIBOR thereafter.

The capital securities are mandatorily redeemable upon maturity. The Company has the right to redeem the capital securities, in whole or in part and with certain prepayment penalties, on certain dates prior to April 7, 2008, January 8, 2009 and December 15, 2009, with respect to Independence Preferred Trust I, Independence Preferred Trust II and Independence Preferred Trust III, respectively. If the capital securities were redeemed on or after those dates, the redemption price would be 100% (without penalty) of the principal amount plus accrued and unpaid interest.

Cash payments for interest on debt and junior subordinated debt securities were $3,660,000 $3,378,000 and $1,796,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 12. Preferred Stock

IHC has 100,000 authorized shares of preferred stock, par value $1.00 per share.

Note 13. Common Stock

On July 29, 2004, IHC filed an amendment to its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to reflect an increase in the number of shares of common stock, $1.00 par value per share, which IHC has authority to issue by 5,000,000 from 15,000,000 to 20,000,000, and consequently, to increase the total number of shares of all classes of stock which IHC shall have authority to issue by 5,000,000, from 15,100,000 to 20,100,000. The amendment was approved by the written consent of stockholders pursuant to a consent solicitation commenced on July 12, 2004.

In 1991, IHC initiated a program of repurchasing shares of its common stock and, through December 31, 2006, has repurchased 5,941,167 common shares at a cumulative cost of $37,287,000. This total includes repurchases of 58,315 shares, 310,200 shares and 300,780 shares in 2006, 2005 and 2004, respectively. All of the repurchased shares have either been retired, reissued, or become treasury shares. At December 31, 2006, there were 51,522 shares still authorized to be repurchased under a plan authorized by the Board of Directors in June 2004.

During the third quarter of 2004, the Company issued 129,808 shares of its common stock in connection with the acquisition of Majestic (see Note 9). The shares were issued at a fair value of $16.18 per share in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), as a private placement of unregistered securities under Section 4(2) thereof. Accordingly, the shares will be "restricted securities", subject to a legend and will not be freely tradable in the United States until the shares are registered for resale under the Securities Act, or to the extent they are tradable under Rule 144 promulgated under the Securities Act or any other available exemption. Any resale or other disposition of the securities in the United States must be made either under a registration statement filed by IHC with the SEC or under an exemption from the registration requirements of the Securities Act.

During 2005, the Company purchased an aggregate 687,085 additional shares of AMIC common stock (see Note 2) in both open market and private transactions. The purchases were paid for with cash and the issuance of 239,122 shares of IHC common stock. The IHC shares were issued at a fair value of $17.50 per share. During 2006, the Company issued 446,663 and 46,250 shares of its common stock in connection with the acquisitions of IAC and CAIS, respectively (see Note 9). The shares issued in connection with the IAC acquisition were issued at a value of $21.54 per share and the shares issued in connection with the CAIS acquisition were issued at a value of $22.87 per share. Effective February 22, 2006, IHC issued 125,000 shares of common stock to First Integrated Health, Inc. (a.k.a. Employees Direct Health) at $20.00 per share. All shares issued by IHC in the foregoing transactions were issued in reliance upon the exemption from the registration requirements of the Securities Act, as private placements of unregistered securities under Section 4(2) thereof. Accordingly, the shares will be "restricted securities", subject to a legend and will not be freely tradable in the United States until the shares are registered for resale under the Securities Act, or to the extent they are tradable under Rule 144 promulgated under the Securities Act or any other available exemption. Any resale or other disposition of the securities in the United States must be made either under a registration statement filed by IHC with the SEC or under an exemption from the registration requirements of the Securities Act.

Note 14. Stock-Based Compensation

In May 1988, the stockholders approved the amended and restated Stock Option and Incentive Stock Option Plan (the "1988 Plan") under which 1,584,000 shares of common stock were reserved for options and other common stock awards. The final option grants under the 1988 Plan were made during 2003.

In June 2003, the stockholders approved the Independence Holding Company 2003 Stock Incentive Plan (the "2003 Plan") under which 630,000 shares of common stock were reserved for options and other common stock awards. The final option grants under the 2003 Plan were made during 2006.

In June 2006, the stockholders approved the Independence Holding Company 2006 Stock Incentive Plan (the "2006 Plan") under which 1,300,000 shares of common stock were reserved for options and other common stock awards.

Under the terms of the Company's stock-based compensation plans, option exercise prices are equal to the quoted market price of the shares at the date of grant; option terms range from five to ten years; and vesting periods are three years for employee options. The Company may also grant shares of restricted stock, stock appreciation rights and performance awards. Restricted stock grants are valued at the quoted market price of the shares at the date of grant and have a three year vesting period. There were 1,044,184 shares available for future grants under the 2006 Plan at December 31, 2006.

The Company's stock option activity for the year ended December 31, 2006 was as follows:

	No. of Shares Under Option	Weighted-Average Exercise Price
December 31, 2005	1,108,371	$11.89
Granted	230,000	21.58
Exercised	(478,220)	7.29
Expired	(1,800)	20.89
December 31, 2006	858,351	17.03

The following table summarizes information regarding outstanding and exercisable options as of December 31, 2006.

	Outstanding	Exercisable
Number of shares under option	858,351	526,151
Weighted average exercise price per share	$ 17.03	$ 14.40
Aggregate intrinsic value	$4,120,000	$3,909,000
Weighted average contractual term remaining	2.6 years	1.8 years

The fair value of an option award is estimated on the date of grant using the Black-Scholes option valuation model. The weighted average grant-date fair-value of options granted during the years ended December 31, 2006, 2005 and 2004 was $7.25, $7.86 and $5.16 per share, respectively. The assumptions set forth in the table below were used to value these grants:

	2006	2005	2004
Weighted-average risk-free interest rate	4.9%	4.4%	3.9%
Annual dividend rate per share	$ .05	$ .05	$ .05
Weighted-average volatility factor of the Company's common stock	32.1%	34.3%	45.6%
Weighted-average expected term of options	4.5 years	5.0 years	5.0 years

As discussed in Note 1(R), the Company adopted SFAS No. 123R effective January 1, 2006, using the modified prospective method. Compensation expense of $1,104,000 was recognized in 2006 for the portion of the grant-date fair value of stock options vesting during the year with respect to 2006 grants and prior year grants that were not fully vested at the adoption date.

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $6,685,000, $1,148,000 and $5,281,000, respectively. Cash proceeds received from options exercised during the years ended December 31, 2006, 2005 and 2004 were $3,488,000, $653,000 and $2,054,000, respectively.

The Company issued 49,325 and 2,250 restricted stock awards during the years ended December 31, 2006 and 2005, respectively, with weighted-average grant-date fair values of $22.20 and $17.82 per share, respectively. There were no restricted stock awards granted in 2004. The total fair value of restricted stock vested in 2006 was $26,000. No shares of restricted stock vested in 2005 or 2004. Restricted stock expense was $319,000 in 2006 and $7,000 in 2005.

The following table summarizes restricted stock activity for the year ended December 31, 2006:

	No. of Shares	Weighted-Average Grant-Date Fair Value
December 31, 2005	2,250	$17.82
Granted	49,325	22.20
Vested	(1,250)	17.82
December 31, 2006	50,325	22.11

At December 31, 2006, the total unrecognized compensation cost related to non-vested stock options and restricted stock was $1,596,000 and $807,000, respectively, which is expected to be recognized as compensation expense over a weighted average period of 1.3 years and 2.2 years, respectively.

Note 15. Income Taxes

The Company and its 80% or more owned subsidiaries file a consolidated Federal income tax return on a June 30 fiscal year. The provision for income tax expense (benefit) for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
		(In thousands)	
CURRENT:			
U.S. Federal	$4,194	$3,764	$ 5,907
State and Local	211	(48)	290
	4,405	3,716	6,197
DEFERRED:			
U.S. Federal	1,868	4,865	4,226
State and Local	167	(6)	268
	2,035	4,859	4,494
	$6,440	$8,575	$10,691

Taxes computed at the Federal statutory rate of 35% in 2006, 2005 and 2004, are reconciled to the Company's actual income tax expense as follows:

	2006	2005	2004
		(In thousands)	
Tax computed at the statutory rate	$7,176	$9,056	$11,771
Dividends received deduction and tax exempt interest	(523)	(826)	(252)
State and local income taxes, net of Federal effect	246	(35)	363
Policyholders' surplus account tax	—	—	(1,122)
Other, net	(459)	380	(69)
Income tax expense	$6,440	$8,575	$10,691

The deferred income tax benefit for the year ended December 31, 2006 allocated to stockholders' equity (principally for net unrealized losses on investment securities) was $457,000, representing the increase in the related net deferred tax asset to $5,138,0000 at December 31, 2006 from $4,681,000 at December 31, 2005.

Temporary differences between the Consolidated Financial Statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred tax assets and liabilities at December 31, 2006 and 2005 are summarized below. The net deferred tax liability is included in Other liabilities in the Consolidated Balance Sheets. There was no valuation allowance for deferred tax assets at December 31, 2006 or 2005.

	2006	2005
DEFERRED TAX ASSETS:		
Deferred insurance policy acquisition costs	$ 5,100	$ 5,280
Unrealized losses on investment securities	6,001	5,662
Insurance reserves	—	143
Other	2,243	2,776
Total gross deferred tax assets	13,344	13,861
DEFERRED TAX LIABILITIES:		
Deferred insurance policy acquisition costs	(13,583)	(14,870)
Insurance reserves	(7,077)	(3,518)
Investment in AMIC	(1,938)	(1,630)
Unrealized gains on investment securities	(65)	(214)
Other	(3,042)	(1,092)
Total gross deferred tax liabilities	(25,705)	(21,324)
Net deferred tax liability	$(12,361)	$ (7,463)

Under provisions of the Life Insurance Company Tax Act of 1959, life insurance companies were allowed certain special deductions for Federal income tax purposes that were accumulated in a memorandum tax account designated as "policyholders' surplus." Distributions of the untaxed amounts in this account would result in the Company incurring an additional tax. The Company provided tax expense of $1,122,000 in 1992 and prior years for taxes related to the policyholders' surplus account. As a result of the October 2004 enactment of the American Jobs Creation Act of 2004, the Company reduced 2004 income tax expense by $1,122,000 for the reversal of the prior years' income tax provisions. The Company implemented the distribution requirements of this tax law and has thereby eliminated any future policyholders' surplus account tax.

Net cash payments for income taxes were $6,802,000, $4,050,000 and $6,004,000 in 2006, 2005 and 2004, respectively.

Note 16. Commitments and Concentration of Credit Risk

Certain subsidiaries of the Company are obligated under non-cancelable operating lease agreements for office space. Total rental expense for the years 2006, 2005 and 2004 for operating leases was $3,562,000, $1,259,000 and $1,218,000, respectively.

The approximate minimum annual rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year at December 31, 2006 are as follows (in thousands):

2007	$ 2,950
2008	2,872
2009	2,110
2010	1,676
2011	1,556
2012 and thereafter	3,766
Total	$14,930

At December 31, 2006, the Company had no investment securities of any one issuer or in any one industry which exceeded 10% of stockholders' equity, except for investments in obligations of the U.S. Government and its agencies, and mortgage-backed securities issued by GSEs, as summarized in Note 4.

Fixed maturities with a carrying value of $12,515,000 and $6,207,000 were on deposit with various state insurance departments at December 31, 2006 and 2005, respectively.

At December 31, 2006, the Company had a net receivable of $41,554,000 from one reinsurer which is rated A+ by A.M. Best. This is the only reinsurer with a net receivable that individually exceeds 10% of the stockholders' equity of the Company. The Company believes that this receivable is fully collectible.

The Company is involved in legal proceedings and claims which arise in the ordinary course of its businesses. The Company has established reserves that it believes are sufficient given information presently available related to its outstanding legal proceedings and claims. The Company believes the results of pending legal proceedings and claims are not expected to have a material adverse effect on its financial condition or cash flows, although there could be such an effect on its results of operations for a particular period.

Note 17. Reinsurance

Acquisitions of Policy Blocks

In addition to its core life and health lines of business, IHC has acquired blocks of business from other insurance companies, guaranty associations and liquidators. Most of the acquired business has been life, annuities, disability or credit business.

During 2006, Madison National Life acquired a total of $8.0 million of reserves in three transactions. In the principal transaction, effective October 1, 2006, Madison National Life entered into an agreement with an unaffiliated insurer to 100% coinsure life insurance policies totaling approximately $7.7 million of reserves.

During 2005, a total of $168.7 million of reserves were acquired by Madison National Life in the following transactions: (i) effective January 1, 2005, entered into an agreement with an unaffiliated insurer to 100% coinsure life insurance policies totaling approximately $10.2 million of reserves; (ii) in January 2005, purchased certain credit policies totaling approximately $.6 million of reserves from an unaffiliated insurance company; (iii) in

June 2005, entered into a reinsurance and assumption agreement with an unaffiliated insurance company to assume approximately $120 million of life and annuity reserves; (iv) in September 2005, assumed approximately $1.7 million of disability reserves from various state guaranty associations; and (v) in December 2005, entered into a reinsurance and assumption agreement to assume approximately $36.2 million of life and annuity reserves from an unaffiliated insurance company.

As of January 1, 2005, Standard Life reinsured, on a 100% quota basis, a $50 million block of small group major medical business, and has received regulatory approval of the assumption certificates in each state.

In June 2004, the Company acquired a block of individual annuity and supplementary contracts and life policies through an assumption reinsurance transaction. The block had reserves of $26.6 million. Madison National Life assumed responsibility for administration of the block on September 1, 2004.

A summary of the amounts recorded by the Company as of the effective dates is as follows (in thousands):

	2006	2005	2004
Liabilities:			
Insurance reserves — life	$7,872	$121,435	$ —
Insurance reserves — health	49	1,931	—
Funds on deposit	—	40,420	26,585
Other policyholders' reserves	71	4,920	—
	7,992	168,706	26,585
Non-cash assets:			
Deferred acquisition costs	2,273	18,827	800
Other investments (policy loans)	442	12,734	—
Due and unpaid premiums	286	2,642	—
Due from reinsurers	1	3,994	—
Other	11	—	—
	3,013	38,197	800
Cash received	$4,979	$130,509	$25,785

Effect of Reinsurance

Standard Security Life and Madison National Life reinsure portions of certain business in order to limit the assumption of disproportionate risks. Standard Security Life and Madison National Life retain varying amounts of individual life or group life insurance. Amounts not retained are ceded to other companies on an automatic or facultative basis. In addition, Standard Security Life and Madison National Life participate in various coinsurance treaties on a quota share basis. Standard Security Life and Madison National Life are contingently liable with respect to reinsurance in the unlikely event that the assuming reinsurers are unable to meet their obligations. The ceding of reinsurance does not discharge the primary liability of the original insurer to the insured.

The effect of reinsurance on life insurance in-force, benefits to policyholders and premiums earned is as follows:

	Gross Amount	Assumed from Other Companies	Ceded to Other Companies	Net Amount	Percentage of Amount Assumed to Net
			(In thousands)		
Life Insurance In-Force:					
December 31, 2006	$8,674,246	$ 779,198	$3,239,097	$6,214,347	12.5%
December 31, 2005	8,126,687	1,860,143	3,471,457	6,515,373	28.6%
December 31, 2004	8,140,817	383,536	3,255,695	5,268,658	7.3%
Benefits to Policyholders:					
December 31, 2006	$ 255,533	$ 70,092	$ 139,671	$ 185,954	37.7%
December 31, 2005	235,087	77,645	165,307	147,425	52.7%
December 31, 2004	233,325	36,264	158,958	110,631	32.8%
Premiums Earned:					
December 31, 2006					
Life and annuity	$ 44,182	$ 11,279	$ 12,008	$ 43,453	26.0%
Health	362,540	77,065	202,810	236,795	32.5%
	$ 406,722	$ 88,344	$ 214,818	$ 280,248	31.5%
December 31, 2005					
Life and annuity	$ 44,474	$ 9,473	$ 12,033	$ 41,914	22.6%
Health	291,580	103,596	200,053	195,123	53.1%
	$ 336,054	$ 113,069	$ 212,086	$ 237,037	47.7%
December 31, 2004					
Life and annuity	$ 39,890	$ 6,187	$ 13,088	$ 32,989	18.7%
Health	315,929	47,394	222,245	141,078	33.6%
	$ 355,819	$ 53,581	$ 235,333	$ 174,067	30.8%

Included in Ceded to Other Companies in 2006, 2005 and 2004, respectively, are $56,854,000, $55,655,000 and $50,031,000 of Premiums Earned and $39,611,000, $38,322,000 and $32,116,000 of Benefits to Policyholders for business ceded to Independence American, a subsidiary of AMIC.

Note 18. Segment Reporting

The Insurance Group principally engages in the life and health insurance business. Interest expense, taxes, and general expenses associated with parent company activities are included in Corporate. Identifiable assets by segment are those assets that are utilized in each segment and are allocated based upon the mean reserves of each such segment. Corporate assets are composed principally of cash equivalents, resale agreements, fixed maturities, equity securities, partnership interests and certain other investments. Information by business segment for the years ended December 31, 2006, 2005 and 2004 is presented below.

	2006	2005	2004
		(In thousands)	
REVENUES			
Medical Stop-Loss(A)	$160,905	$141,376	$105,512
Fully Insured Health	62,720	24,058	—
Group disability; life, annuities and DBL	54,228	50,717	45,343
Individual life, annuities and other	61,605	55,101	48,344
Credit life and disability	22,426	21,642	20,498
Corporate	2,179	1,446	3,578
	364,063	294,340	223,275
Net realized investment gains	625	2,077	2,394
	$364,688	$296,417	$225,669
INCOME BEFORE INCOME TAXES			
Medical Stop-Loss(A)	$ 12,624	$ 18,344	$ 17,815
Fully Insured Health	1,091	(597)	—
Group disability; life, annuities and DBL	7,097	5,533	5,701
Individual life, annuities and other	8,040	7,007	9,604
Credit life and disability	(612)	(281)	632
Corporate	(4,474)	(2,711)	(178)
	23,766	27,295	33,574
Interest expense	(3,890)	(3,496)	(2,338)
Net realized investment gains	625	2,077	2,394
	$ 20,501	$ 25,876	$ 33,630

(A) The amount includes equity income from AMIC of $699,000, $1,411,000 and $2,334,000 for the years 2006, 2005 and 2004, respectively.

	2006	2005
	(In thousands)	
IDENTIFIABLE ASSETS AT YEAR END		
Medical Stop-Loss(A)	$ 147,965	$ 123,852
Fully Insured Health(B)	87,827	26,212
Group disability; life, annuities and DBL	260,215	230,426
Individual life, annuities and other	711,069	716,113
Credit life and disability(C)	17,928	23,224
Corporate	34,680	37,728
	$1,259,684	$1,157,555

(A) The Medical Stop-Loss segment includes the investment in AMIC (including goodwill) of $44,412,000 and $43,637,000 and total allocated goodwill of $7,271,000 at both December 31, 2006 and 2005.

(B) The Fully Insured Health segment includes total allocated goodwill of $38,940,000 and $8,447,000 at December 31, 2006 and 2005, respectively.

(C) The Credit Life and Disability segment includes total allocated goodwill of $392,000 at both December 31, 2006 and 2005.

Note 19. Dividend Restrictions on Insurance Subsidiaries and IHC

Dividends from Madison National Life are subject to the prior notification to the Commissioner of Insurance of the State of Wisconsin if such dividend distribution exceeds 115% of the distribution for the corresponding period of the previous year. In addition, if such dividends, together with the fair market value of other dividends paid or credited and distributions made within the preceding twelve months, exceed the lesser of (i) total net gain from operations for the preceding calendar year minus realized capital gains for that calendar year and (ii) 10% of surplus with regard to policyholders as of December 31 of the preceding year, such dividends may be paid so long as such dividends have not been disapproved by the Wisconsin Insurance Commissioner within 30 days of its receipt of notice thereof. Madison National Life declared and paid a dividend of $3,000,000 and $4,500,000 in 2006 and 2005, respectively. No dividends were declared or paid by Madison National Life in 2004.

The payment of dividends by Standard Security Life to its parent, Madison National Life, is subject to the prior notification to the New York State Insurance Department if such dividends, together with other dividends, in such calendar year exceed the lesser of (i) 10% of surplus as regards policyholders as of the immediately preceding calendar year and (ii) net gain from operations for the immediately preceding calendar year, not including realized capital gains. Such dividends may be paid so long as they have not been disapproved by the New York State Department of Insurance within 30 days of its receipt of notice thereof. Standard Security Life declared and paid a dividend of $5,000,000 to Madison National Life in 2005. No dividends were declared or paid by Standard Security Life in 2006 or 2004.

Under Delaware law, IHC is permitted to pay dividends from surplus or net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. IHC declared cash dividends of $757,000, $701,000 and $704,000 in 2006, 2005 and 2004, respectively.

Note 20. Comprehensive Income

The components of total comprehensive income include net income and certain amounts reported directly in stockholders' equity, principally the after-tax unrealized gains and losses on investment securities available-for-sale.

Amounts reported in stockholders' equity and included in total comprehensive income for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Before Tax	Tax Effect	Net of Tax
		(In thousands)	
2006			
Unrealized losses, arising during the year	$ (3,284)	$1,134	$(2,150)
Allocation to deferred acquisition costs	7	—	7
Less: Reclassification adjustment for net losses realized in net income	1,932	(677)	1,255
Unrealized losses, net	$ (1,345)	$ 457	$ (888)
2005			
Unrealized losses, arising during the year	$(10,876)	$3,019	$(7,857)
Allocation to deferred acquisition costs	2,440	—	2,440
Less: Reclassification adjustment for net gains realized in net income	(1,572)	551	(1,021)
Unrealized losses, net	$(10,008)	$3,570	$(6,438)
2004			
Unrealized losses, arising during the year	$ (2,502)	$ 671	$(1,831)
Allocation to deferred acquisition costs	637	—	637
Less: Reclassification adjustment for net gains realized in net income	(2,211)	782	(1,429)
Unrealized losses, net	$ (4,076)	$1,453	$(2,623)

Note 21. Subsequent Events

In January 2007, IHC Health Solutions, Inc., a wholly owned subsidiary of IHC, acquired 100% of the outstanding membership interests in CA Marketing and Management Services, LLC ("CAM") for a total purchase price of $3,500,000. CAM was previously 100% owned by a senior officer of IHC. The Audit Committee of the Board of Directors of IHC unanimously approved the transaction, and upon recommendation by the Audit Committee, it was unanimously approved by the Board of Directors.

The Company entered into a letter of intent to acquire Actuarial Management Corporation ("AMC"). AMC is currently responsible for all actuarial aspects of the Company's fully insured health business. Closing of the acquisition is subject to the execution of definitive agreements, the satisfactory completion of due diligence review and certain other customary conditions, and is expected to occur early in the second quarter of 2007. AMC is currently 100% owned by an individual who became a senior officer of IHC in March 2007.

Note 22. Quarterly Data (Unaudited)

The quarterly results of operations for the years ended December 31, 2006 and 2005 are summarized below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
2006				
Total revenues	$86,840	$91,469	$93,094	$93,285
Net income	$ 4,029	$ 2,366	4,069	$ 3,597
Net income per common share — basic	$ .28	$ .16	$ .27	$ .24
Net income per common share — diluted	$ .27	$ .16	$ .27	$ .23

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
2005				
Total revenues	$65,673	$68,982	$78,435	$83,327
Net income	$ 5,752	$ 5,866	$ 4,788	$ 895
Net income per common share — basic	$ .41	$ .42	$ .34	$ .06
Net income per common share — diluted	$ .40	$ .41	$ .34	$ .06

INDEPENDENCE HOLDING COMPANY AND SUBSIDIARIES
SUMMARY OF INVESTMENTS — OTHER THAN INVESTMENTS IN RELATED PARTIES
December 31, 2006

Type Of Investment	Cost	Value	Amount Shown In Balance Sheet
		(In thousands)	
FIXED MATURITIES:			
United States Government and Government agencies and authorities	$ 82,892	$ 80,013	$ 80,013
GSEs(1)	58,561	56,744	56,744
States, municipalities and political subdivisions	28,354	28,098	28,098
All other corporate securities	512,838	500,485	500,485
TOTAL FIXED MATURITIES	682,645	665,340	665,340
EQUITY SECURITIES:			
Industrial, miscellaneous and all other common stocks	8,970	8,906	8,906
Non-redeemable preferred stocks	50,703	51,137	51,137
TOTAL EQUITY SECURITIES	59,673	60,043	60,043
Short-term investments	9,917		9,910
Securities purchased under agreements to resell	68,849		68,849
Investment partnership interests	21,508		21,508
Operating partnership interests	5,661		5,661
Policy loans	26,719		26,719
Investment in trust subsidiaries	1,146		1,146
TOTAL INVESTMENTS	$876,118		$859,176

(1) Government-sponsored enterprise securities consist of Federal National Mortgage Association mortgage-backed securities and other fixed maturity securities issued by the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association.

SCHEDULE II

INDEPENDENCE HOLDING COMPANY

BALANCE SHEETS
(PARENT COMPANY ONLY)

	December 31, 2006	December 31, 2005
	(In thousands, except share data)	
ASSETS:		
Cash and cash equivalents	$ 1,476	$ 2,621
Other investments	7,481	8,191
Investments in consolidated subsidiaries	243,997	212,096
Investment in AMIC	10,851	10,640
Amounts due from consolidated subsidiaries, net	—	1,875
Taxes receivable	8,456	3,170
Goodwill	3,732	3,503
Other assets	559	807
TOTAL ASSETS	$276,552	$242,903
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and other liabilities	$ 4,368	$ 5,232
Amounts due to consolidated subsidiaries, net	2,106	—
Income taxes payable	400	421
Junior subordinated debt securities	38,146	38,146
Dividends payable	382	353
TOTAL LIABILITIES	45,402	44,152
STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	—	—
Common stock, $1.00 par value, 20,000,000 shares authorized; 15,293,862 and 14,235,066 shares issued, respectively; 15,175,467 and 14,132,149 shares outstanding, respectively	15,294	14,235
Paid-in capital	97,873	78,554
Accumulated other comprehensive loss	(9,302)	(8,414)
Treasury stock, at cost; 118,395 and 102,917 shares, respectively	(2,237)	(1,829)
Retained earnings	129,522	116,205
TOTAL STOCKHOLDERS' EQUITY	231,150	198,751
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$276,552	$242,903

The financial information of Independence Holding Company (Parent Company Only) should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

INDEPENDENCE HOLDING COMPANY

STATEMENTS OF OPERATIONS (PARENT COMPANY ONLY)

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
REVENUES:			
Net investment income	$ 1,144	$ 602	$ 1,735
Net realized investment gains	117	85	—
Other income	3,289	2,896	2,870
	4,550	3,583	4,605
EXPENSES:			
Interest expense on debt	3,212	2,994	1,817
General and administrative expenses	5,750	3,372	2,852
	8,962	6,366	4,669
(Loss) before tax benefit	(4,412)	(2,783)	(64)
Income tax (benefit)	(1,967)	(1,077)	(298)
(Loss) income before equity in net income of subsidiaries	(2,445)	(1,706)	234
Equity in net income of subsidiaries	16,506	19,007	22,705
Net income	$14,061	$17,301	$22,939

The financial information of Independence Holding Company (Parent Company Only) should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

INDEPENDENCE HOLDING COMPANY

STATEMENTS OF CASH FLOWS (PARENT COMPANY ONLY)

	Year Ended December 31, 2006	2005	2004
		(In thousands)	
CASH FLOWS PROVIDED BY (USED BY) OPERATING ACTIVITIES:			
Net income	$ 14,061	$ 17,301	$ 22,939
Adjustments to reconcile net income to net change in cash from operating activities:			
Equity in net income of subsidiaries	(16,506)	(19,007)	(22,705)
Other	1,229	375	21
Change in other assets and liabilities	(5,652)	(1,390)	539
Net change in cash from operating activities	(6,868)	(2,721)	794
CASH FLOWS PROVIDED BY (USED BY) INVESTING ACTIVITIES:			
Decrease (increase) in investments in and advances to consolidated subsidiaries	(887)	8,669	(12,314)
Net distributions (investments) for other investments	710	4,186	(3,410)
Investment in AMIC	—	(2,430)	—
Net change in cash from investing activities	(177)	10,425	(15,724)
CASH FLOWS PROVIDED BY (USED BY) FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	2,500	—	—
Repurchases of common stock	(1,180)	(5,624)	(5,667)
Exercises of common stock options	3,488	653	2,054
Excess tax benefits from exercises of common stock options	1,821	—	—
Proceeds of junior subordinated debt securities	—	—	14,533
Dividends paid	(729)	(701)	(746)
Net change in cash from financing activities	5,900	(5,672)	10,174
Net change in cash and cash equivalents	(1,145)	2,032	(4,756)
Cash and cash equivalents, beginning of year	2,621	589	5,345
Cash and cash equivalents, end of year	$ 1,476	$ 2,621	$ 589

The financial information of Independence Holding Company (Parent Company Only) should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

INDEPENDENCE HOLDING COMPANY

SUPPLEMENTARY INSURANCE INFORMATION

	Deferred Acquisition Costs	Future Policy Benefits, Losses & Claims	Unearned Premiums	Other Policy-Holders' Funds	Premiums Earned	Net Investment Income(1)	Insurance Benefits, Claims & Reserves	Amortization of Deferred Acquistion Costs	Selling General & Administrative Expenses(2)	Net Premiums Written
					(In thousands)					
December 31, 2006										
Medical Stop-Loss	$ —	86,265	—	—	153,087	3,950	107,864	—	40,417	$153,086
Fully Insured Health	257	14,526	1,300	—	32,590	192	19,128	102	42,399	33,110
Group disability; life, annuities and DBL	2,269	195,376	1,139	17	44,206	9,594	31,866	165	15,100	44,216
Individual life, annuities and other	44,482	525,396	214	18,282	28,787	31,761	39,034	5,103	9,428	28,786
Credit life and disability	8,013	8,308	17,329	—	21,578	776	10,163	4,836	8,039	21,825
Corporate	—	—	—	—	—	2,179	—	—	6,653	—
	$55,021	829,871	19,982	18,299	280,248	48,452	208,055	10,206	122,036	$281,023
December 31, 2005										
Medical Stop-Loss	$ —	72,860	—	512	128,501	4,344	88,075	—	34,957	$128,501
Fully Insured Health	3,000	4,209	—	—	17,423	(75)	10,784	600	13,271	17,423
Group disability; life, annuities and DBL	1,968	179,368	1,130	14	41,888	8,276	29,301	154	15,729	42,004
Individual life, annuities and other	49,012	552,794	224	17,824	28,531	25,965	35,682	4,521	7,891	28,518
Credit life and disability	8,020	8,100	17,170	—	20,694	815	9,748	4,813	7,362	22,042
Corporate	—	—	—	—	—	1,338	—	—	4,157	—
	$62,000	817,331	18,524	18,350	237,037	40,663	173,590	10,088	83,367	$238,488
December 31, 2004										
Medical Stop-Loss	$ —	82,003	—	1,476	97,140	3,519	61,267	—	26,430	$ 97,140
Fully Insured Health	—	—	—	—	—	—	—	—	—	—
Group disability; life, annuities and DBL	1,816	157,086	1,242	4	36,734	8,482	27,483	140	12,019	30,919
Individual life, annuities and other	28,048	408,192	259	7,379	20,757	26,737	28,446	4,250	6,044	3,420
Credit life and disability	7,522	7,721	15,967	—	19,436	1,022	8,746	4,152	6,968	11,683
Corporate	—	—	—	—	—	3,155	—	—	3,756	—
	$37,386	655,002	17,468	8,859	174,067	42,915	125,942	8,542	55,217	$143,162

(1) Net investment income is allocated between product lines based on the mean reserve method.

(2) Where possible, direct operating expenses are specifically identified and charged to product lines. Indirect expenses are allocated based on time studies; however, other acceptable methods of allocation might produce different results.

EXHIBIT INDEX

Exhibit Number	
	Certificate of Incorporation and By-Laws
3.1	Restated Certificate of Incorporation of Independence Holding Company. (Filed as Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference.)
3.2	Amendment to Restated Certificate of Incorporation of Independence Holding Company. (Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on July 30, 2004 and incorporated herein by reference.)
3.3	By-Laws of Independence Holding Company.*
	Acquisition Agreements
10.1	Stock Purchase Agreement, dated as of January 23, 2006, by and among Mr. Scott M. Wood, Mr. Steven A. Wood, IAC Holding Corp. and Independence Holding Company. (Filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.)
	Management Contracts/Compensatory Plans or Arrangements
10.2	Independence Holding Company 2006 Stock Incentive Plan (the "2006 Plan"), Form of Stock Option Agreement pursuant to the 2006 Plan, Form of Restricted Share Award Agreement pursuant to the 2006 Plan and Form of Share Appreciation Rights Award Agreement pursuant to the 2006 Plan. (The 2006 Plan was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 2006 and is incorporated herein by reference; the form of stock option agreement was filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 2006 and is incorporated herein by reference; the form of restricted share award agreement was filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 2006 and is incorporated herein by reference; and the form of share appreciation rights award agreement was filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 2006 and is incorporated herein by reference.)
10.3	Independence Holding Company 2003 Stock Incentive Plan (the "2003 Plan"), as amended and Form of Restricted Stock Grant Agreement pursuant to the 2003 Plan. (The 2003 Plan was filed as Exhibit A to the Company's Definitive Proxy Statement, Commission File No. 0-10306, and is incorporated herein by reference; the First Amendment to the 2003 Plan was filed as Exhibit 10(iii)(A)(7)(a) to the Company's Current Report on Form 8-K filed with the SEC on April 14, 2005 and is incorporated herein by reference; and the form of restricted stock grant agreement was filed as Exhibit 10(iii)(A).8-2 to the Company's Annual report on Form 10-K for the year ended December 31, 2005 and is incorporated herein by reference.)
10.4	Independence Holding Company 1988 Stock Incentive Plan, as amended (the "1988 Plan"), Form of Stock Option Agreement pursuant to the 1988 Plan and Form of Stock Appreciation Rights Agreement pursuant to the 1988 Plan. (The 1988 Plan was filed as Exhibit A to the Company's Definitive Proxy Statement, Commission File No. 0-10306, and is incorporated herein by reference; the First Amendment to the 1988 Plan was filed as Exhibit 10(iii)(A)(5) to the Company Annual Report on For 10-K for the year ended December 31, 1997 and is incorporated herein by reference; the form of stock option agreement was filed as a Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1988 and is incorporated herein by reference; the form of stock appreciation rights agreement was filed as Exhibit 10(iii)(A)(6) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and is incorporated herein by reference.)
10.5	2006 Deferred Compensation Agreements for Performance Bonus, dated as of June 15, 2006, between Independence Holding Company and, respectively, Ms. Teresa A. Herbert, Mr. David T. Kettig and Mr. Jeffrey C. Smedsrud. (Filed, respectively, as Exhibit 10(iii)(A).9-3, Exhibit 10(iii)(A).9-4 and Exhibit 10(iii)(A).9-5 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 2006 and are incorporated herein by reference.)
10.6	Employment Agreement, dated January 31, 2006, between Independence Holding Company and Mr. Scott M. Wood, as amended.*

Exhibit Number	
10.7	Amended and Restated Employment Agreement, dated as of March 6, 2006, between Independence Holding Company and Mr. Jeffrey C. Smedsrud.*
10.8	Salary Continuation Agreement, dated as of January 31, 2006, by and between Mr. Scott M. Wood and Insurers Administrative Corporation. (Filed as Exhibit 10(iii)(A).10-2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 and is incorporated herein by reference.)
10.9	2005 Deferred Compensation Agreements for Performance Bonus, dated as of June 17, 2005, between Independence Holding Company and, respectively, Ms. Teresa A. Herbert and Mr. David T. Kettig. (Filed, respectively, as Exhibit 10(iii)(A)(8)(a) and Exhibit 10(iii)(A)(8)(b) to the Company's Current Report on Form 8-K filed with the SEC on June 22, 2005 and are incorporated herein by reference.)
10.10	Retirement Benefits Agreement, dated as of September 30, 1991, between Independence Holding Company and Mr. Roy T.K. Thung, as amended. (Filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference; Amendment No. 1 filed as Exhibit 10(iii)(A)(4a) to the Company's Annual report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference; and Amendment No. 2 filed as Exhibit 10(iii)(4)(b) to the Company's Current Report on Form 8-K filed with the SEC on June 22, 2005 and incorporated herein by reference.)
	Other Exhibits
21	Subsidiaries of Independence Holding Company, as of March 1, 2007.*
23	Consent of Independent Registered Public Accounting Firm.*
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes — Oxley Act of 2002.*

* Filed herewith.

Exhibits will be furnished upon request for a reasonable fee.

CORPORATE INFORMATION

Transfer Agent

Please direct communications regarding individual stock records and address changes to: Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016 (website: www.rtco.com). You can call our transfer agent at (800) 368-5948.

Investor Relations

Securities analysts and investors should contact Investor Relations by writing to the Company's headquarters or by calling (212) 355-4141 x 3047

Independent Registered Public Accounting Firm

KPMG LLP, 345 Park Avenue, New York, NY 10154

Corporate Headquarters

Our corporate headquarters are located at 96 Cummings Point Road, Stamford, CT 06902

Corporate Governance

The Company maintains a website at www.independenceholding.com. Visitors to the Company website can view and print copies of the Company's SEC filings, including Forms 10-K, 10-Q and 8-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for the Audit Committee and the Compensation Committee, and the Company's Corporate Governance Guidelines, Code of Ethics and Corporate Code of Conduct are all available through the Company website. Alternatively, shareholders may obtain, without charge, copies of all of these documents, as well as additional copies of this report, by writing to Investor Relations at the Company's headquarters. Please note that the information contained on Company's website is not incorporated by reference in, or considered to be a part of, this document.

Management Certifications

The Company's Chief Executive Officer and Chief Financial Officer have provided certifications to the Securities and Exchange Commission ("SEC") as required by Section 302 of the Sarbanes-Oxley Act of 2002, which certifications are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. As required by NYSE regulations, in July 2006, the Company's Chief Executive Officer submitted to the NYSE its annual CEO certification, regarding the Company's compliance with the NYSE's corporate governance listing standards, without qualification.

LEADERSHIP INFORMATION

Directors:

Mr. Larry R. Graber
President,
Madison National Life
Insurance Company, Inc.

Mr. Allan C. Kirkman
Retired

Mr. John L. Lahey
President,
Quinnipiac University

Mr. Steven B. Lapin (Vice Chairman)
President and Chief Operating Officer,
The Aristotle Corporation

Mr. Edward Netter (Chairman)
Chairman,
Geneve Corporation

Mr. James G. Tatum, C.F.A.
Investment Advisor

Mr. Roy T.K. Thung
Chief Executive Officer and President,
Independence Holding Company

Executive Officers:

Mr. Roy T.K. Thung
Chief Executive Officer and
President

Mr. David T. Kettig
Co-Chief Operating Officer and
Senior Vice President

Mr. Scott M. Wood
Co-Chief Operating Officer and
Senior Vice President

Mr. Bernon R. Erickson, Jr.
Chief Health Actuary and
Senior Vice President

Mr. Larry R. Graber
Senior Vice President — Life and Annuities

Ms. Teresa A. Herbert
Chief Financial Officer and
Senior Vice President

Mr. Jeffrey C. Smedsrud
Chief Strategic Development Officer and
Senior Vice President

Mr. Henry B. Spencer
Vice President — Investments

Mr. Adam C. Vandervoort
Vice President, General Counsel
and Secretary

Additional Officers:

Mr. John N. Casario
Vice President — Investment Accounting

Mr. Paul R. Janerico
Vice President — Internal Audit

Mr. James Kenneally
Vice President — Business Development

Ms. Colleen P. Maggi
Vice President and Controller

Mr. Brian R. Schlier
Vice President — Tax

Mr. C. Winfield Swarr
Vice President and
Chief Underwriting Officer

Ms. Maria Tyburski
Vice President — Financial Accounting

END